

Notice of
2019 Annual Meeting
of **Shareholders**

Thursday, April 25, 2019
9:00 a.m. Central Time

 **POLARIS**®

Polaris Industries Inc.

2100 Highway 55
Medina, Minnesota 55340
763-542-0500
Fax: 763-542-0599

Dear Fellow Shareholders:

We are pleased to provide you with the enclosed proxy materials and to invite you to participate in our 2019 Annual Meeting to be held on Thursday, April 25, 2019 at 9:00 a.m., Central time. The proxy materials that follow detail the agenda items for the meeting, how to vote your shares, and how to participate in the meeting (including how to ask questions). On behalf of our Board of Directors, we encourage you to vote your shares and hope that you will participate in the meeting.

Our vision of "fueling passion and enriching lives" transcends our annual operating plans and along with our commitment to being "a customer centric, highly efficient growth company" creates a sense of purpose that guides all that we do. Our highlights from 2018 demonstrate how we put our actions behind our words.

We grew North American market share in side-by-sides, ATVs, snowmobiles, and Indian motorcycles. We increased revenue by 12%. We generated an attractive ROIC of approximately 16%. We significantly increased investment in innovation, tooling, and long-term capital projects. We continued to diversify our product offerings, with the acquisition of Bennington, the #1 brand in pontoon boats. And we returned approximately $500 million to shareholders through dividends and share repurchases. This is all evidence that the underlying performance of our business is robust. Unfortunately, our strong performance has been overshadowed by the substantial impact of China-related tariffs.

As shareholders, we should be pleased with the agility and tenacity Polaris employees demonstrated to deliver these results despite considerable headwinds, and we should also be excited about the prospects for long-term growth and profitability that Polaris continues to develop. From our supply chain transformation, to the indelible safety and quality culture that we have built, to our unwavering commitment to invest in innovation, we are well positioned to achieve our long-term performance goals of 5% or more sales CAGR and 15% or greater Net Income CAGR by 2022.

Thank you for your continued investment in Polaris.

Sincerely,

Scott W. Wine
Chairman of the Board and Chief Executive Officer
March 11, 2019



Polaris Industries Inc.

2100 Highway 55
Medina, Minnesota 55340
763-542-0500
Fax: 763-542-0599

Dear Fellow Shareholders:

It is an honor to serve on the Polaris Board as your Lead Independent Director. Thank you for your investment in Polaris and for the confidence that you have placed in us as stewards of your capital. Our Board is extremely committed on delivering long-term shareholder value for you. We actively oversee management to guide company strategy, craft executive compensation programs that are clearly linked to our strategy, and commit to a strong corporate governance framework.

It has been a privilege to serve with Scott and my other fellow Directors, who are all highly dedicated, engaged, and qualified individuals who contribute deep operating and industry experience and a broad range of perspectives to the Board. Since 2015, four new directors have joined the Board, resulting in a rich diversity of knowledge, experience and perspectives across manufacturing, technology, finance, and marketing. Most recently, in 2019, we added Gwynne Shotwell, President and Chief Operating Officer at SpaceX, who brings tremendous engineering aptitude and business acumen to our Board.

During 2018, we also continued to expand our shareholder engagement program. In 2018, we had a member of our Board, together with members of our executive management team, meet with a cross-section of our stockholders. We welcome the opportunity to engage with our shareholders and will continue to expand our shareholder engagement efforts in 2019.

We continue to simplify and improve the readability of our proxy statement. This year, we have included an executive summary highlighting our strategic vision and 2018 performance results and summarizing key elements of our corporate governance and compensation principles, along with our environmental sustainability initiatives. We encourage you to review this proxy statement to learn more about your Board, our governance practices, compensation programs, and the proposals to be voted on at this year's Annual Meeting.

I hope you can participate in our Annual Meeting and vote your Polaris shares this year. On behalf of our Board of Directors, thank you again for your investment in Polaris.

Sincerely,

John Wiehoff

John Wiehoff
Lead Independent Director
March 11, 2019



Polaris Industries Inc.
2100 Highway 55
Medina, Minnesota 55340

Notice of Annual Meeting of Shareholders

Thursday, April 25, 2019
9:00 a.m. Central Time

Polaris Industries Inc. will hold its 2019 Annual Meeting of Shareholders on Thursday, April 25, 2019 at 9:00 a.m. Central time. The Annual Meeting will be completely virtual. You may attend the meeting, submit questions, and vote your shares electronically during the meeting via live webcast by visiting *www.virtualshareholdermeeting.com/PII2019*. You will need the 16-digit control number that is printed in the box marked by the arrow on your Notice of Internet Availability of Proxy Materials or proxy card to enter the Annual Meeting. We recommend that you log in at least 15 minutes before the meeting to ensure you are logged in when the meeting starts. The proxy materials were either made available to you over the Internet or mailed to you beginning on or about March 11, 2019. At the meeting, our shareholders will be asked to:

1. Elect four Class I directors for three-year terms ending in 2022.
2. Approve the Amended and Restated 2007 Omnibus Incentive Plan.
3. Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2019.
4. Submit an advisory vote to approve the compensation of our Named Executive Officers (as described in the accompanying Proxy Statement).
5. Act on any other matters that may properly come before the meeting.

Only shareholders of record at the close of business on March 1, 2019 may vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors

Lucy Clark Dougherty
Senior Vice President – General Counsel,
Secretary and Chief Compliance Officer
March 11, 2019

How to Participate in the Virtual Meeting



INTERNET
To attend the virtual meeting, visit www.virtualshareholdermeeting.com/PII2019



BY TELEPHONE
Enter the 16-digit control number printed on your proxy card or Notice of Internet Availability of Proxy Materials to enter the meeting.



BY MAIL
To vote your shares during the meeting, click on the vote button provided on the screen and follow the instructions provided.



IN PERSON
Questions may be submitted in advance, or live during the meeting by typing them in the dialog box provided on the bottom corner of the screen

For technical assistance on the day of the Annual Shareholder meeting, call the support line at 855-449-0991 (Toll Free) or 720-378-5962 (International Toll)

YOUR VOTE IS IMPORTANT

Whether or not you plan to join the virtual meeting, we urge you to vote as soon as possible via the Internet as described in the Notice of Internet Availability of Proxy Materials. If you received a copy of the proxy card by mail, you may vote via Internet or telephone as instructed on the proxy card, or you may sign, date and mail the proxy card in the envelope provided.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
2019 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 25, 2019.**

Our Proxy Statement for the 2019 Annual Meeting of Shareholders, our Annual Report to Shareholders for the fiscal year ended December 31, 2018 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 are available at https://materials.proxyvote.com/731068.

Table of Contents

Proxy Statement Summary

This summary highlights information contained in the Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement before voting. For more information regarding the company's fiscal 2018 performance, please review the company's Annual Report on Form 10-K for the year ended December 31, 2018.

Voting Roadmap

Proposals	Board Recommendation	Details
Proposal 1 – Elect four Class I directors for three-year terms ending in 2022	**FOR**	Page 9
Proposal 2 – Approve the Amended and Restated 2007 Omnibus Incentive Plan	**FOR**	Page 46
Proposal 3 – Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2019	**FOR**	Page 52
Proposal 4 – Advisory vote to approve the compensation of our Named Executive Officers	**FOR**	Page 55

Business and Strategic Overview

At Polaris, we remain committed to being a customer-centric highly efficient growth company. Our senior management team, with oversight from our Board of Directors, has developed a clear vision and strategy for our long-term growth.



VISION & STRATEGY

GUIDING PRINCIPLES

VISION

Fuel the passion of riders, workers and outdoor enthusiasts around the world by delivering innovative, high quality vehicles, products, services and experiences that **enrich their lives**.

STRATEGIC PURPOSE

Polaris is committed to being a **customer centric, highly efficient growth company**. We relentlessly pursue product superiority, safety and value improvement in all that we do. We enhance the lives of customers around the world by providing the best off-road and on-road vehicles and related offerings for recreation, transportation and work. Our winning advantages are our innovative culture and dedicated team, operational speed and flexibility, and passion to create quality products and experiences.

Best People, Best Team
Safety & Ethics Always
Customer Loyalty

STRATEGIC OBJECTIVES

BEST IN POWERSPORTS PLUS
Industry leading organic growth

ACCELERATING GLOBAL GROWTH
Profitability increase international revenue %

GROWTH THROUGH ADJACENCIES
Strategic acquisitions and new market expansion

SAFETY & QUALITY AS A COMPETITIVE ADVANTAGE
Continuously drive customer and dealer satisfaction

PRODUCTIVITY POWERHOUSE
Consistently improve earnings leverage and asset utilization

PERFORMANCE PRIORITIES
Growth
Margin Expansion
Product & Quality Leadership
LEAN Enterprise

SALES CAGR >5% | NET INCOME CAGR >15% through 2022

2018 Performance Highlights

Our performance highlights from 2018 demonstrate how we continue to successfully execute against our strategy.

Financial and Operational Highlights



SALES	NET INCOME	EPS
$6.079B	**$335M**	**$5.24**
↑**12%**	↑**94%**	↑**95%**

MARKET SHARE
Increased North American market share in Side-by-Sides, ATVs, Snowmobiles, and Indian Motorcycles

ROIC
Achieved attractive
ROIC of **~16%**

EXPANSION
Acquired **BENNINGTON** the **#1 BRAND in PONTOON BOATS**
Grew International sales by **11%**

Corporate Governance Highlights

Our commitment to good corporate governance stems from our belief that a strong governance framework creates long-term value for our shareholders, strengthens Board and management accountability, and builds trust in Polaris and its brands.



BOARD INDEPENDENCE AND LEADERSHIP

9/10 Directors Independent

Independent Lead Director with Robust Authority

BOARD DIVERSITY

30%

FEMALE DIRECTORS

Diverse and Relevant Skill Sets

BOARD REFRESHMENT

4 New Directors In Past 4 Years

~6 years **AVERAGE TENURE**

~57 years **AVERAGE AGE**

Corporate Stewardship

In support of our environmental commitments, we have set forth three measurable and time-bound Environmental Sustainability goals. By 2022, we are striving to achieve:



5% reduction in greenhouse gas generation

+

5% improvement in overall energy efficiency

+

15% of energy portfolio driven by renewable energy

Executive Compensation Highlights

Our executive compensation program is designed to incent our Executives to pursue strategies and execute priorities that promote growth and deliver strong returns to shareholders. The core elements of our compensation program consist of base salary, annual incentive, and long-term incentive. Below we illustrate the key tenets of our compensation program and how the target total direct compensation of the Named Executive Officers was apportioned among base salary, annual incentives, long-term incentives for 2018.



2018 TARGET TOTAL DIRECT COMPENSATION (MR. WINE)
- 11% Base Salary
- 14% Annual Incentive
- 75% Long-term Incentives
- 70% At-Risk*

2018 TARGET TOTAL DIRECT COMPENSATION (AVERAGE OF OTHER NEOs)
- 20% Base Salary
- 20% Annual Incentive
- 60% Long-term Incentives
- 65% At-Risk*

At-risk compensation does not include RSUs.

> **Plans are significantly weighted to performance-based, long-term objectives**
> **At-risk compensation of 70% for CEO & 65% for other NEOs**

✔ Majority of executive pay is performance-based and not guaranteed

✔ Appropriate balance between short-term and long-term compensation to discourage short-term risk taking

✔ "Double trigger" change in control and termination of employment provisions

✔ Rigorous stock ownership guidelines: CEO must own 7x his base salary; CFO must own 4x his base salary

✔ Clawback policy allows recovery of cash- or equity-based incentive compensation payments upon occurrence of certain financial restatements

Key Principles of our Compensation Program

Pay for Performance

Emphasize variable compensation that is tied to our financial and stock price performance to generate and reward superior individual and collective performance.

Shareholder Alignment

Link executives' incentive goals with the interests of our shareholders by providing equity- based forms of compensation and establishing specific stock ownership guidelines for employees in key management positions throughout our Company.

Long-Term Focus

Support and reward executives for consistent performance over time and achievement of our long-term strategic goals.

Retention

Attract and retain highly qualified executives whose abilities are critical to our success and competitive advantage

Corporate Governance

Board Leadership Structure

Mr. Wine holds the titles of Chairman of the Board and Chief Executive Officer ("CEO") of Polaris. The Board believes that the interests of having a unified leadership structure with positions of Chairman and CEO being held by the same person is currently appropriate for our Company. The Board has flexibility to choose a different Board leadership structure if and when it believes circumstances warrant. Our Corporate Governance Guidelines provide that if the CEO is also the Chairman of the Board, then the Chair of the Corporate Governance and Nominating Committee, who is an independent director, will serve as the Lead Director. The Board believes that its independent Board committees and Lead Director provide appropriate independent Board leadership and oversight. Mr. Wiehoff is currently our Lead Director. The duties and responsibilities of the Lead Director, among others, include:

LEAD DIRECTOR DUTIES AND RESPONSIBILITIES

• Presides over Board meetings at which the Chairman is not present, including executive sessions of independent directors	• In consultation with the Chairman, approves: – Key information sent to the Board – Meeting agendas for the Board – Meeting schedules to ensure that there is sufficient time for discussion of all agenda items.
• Serves as the liaison between the Chairman and independent directors	• Has authority to call meetings of independent directors
• If requested by major shareholders, ensure his/her availability for consultation and direct communication	• Conducts and facilitates annual Board self-evaluation
• Communicates with CEO about strategic business issues, government processes and board relationships	• Coordinates with the Compensation Committee on CEO evaluation

Risk Oversight

Our Audit Committee is primarily responsible for regularly reviewing and discussing with management our major financial risk exposures and the steps management has taken to monitor and control such exposures, including management's guidelines and policies with respect to risk assessment and risk management. When the Board deems it appropriate, responsibility of oversight of a specific risk is assigned to another one of the Board's committees.

We engage in an Enterprise Risk Management ("ERM") process. The ERM process consists of periodic risk assessments performed by various functional management groups during the year. Executive management presents these assessments to the Audit Committee to ensure that the process is sound and complete, oversight is appropriate, and the risks and risk assessments are thoroughly reviewed. In addition, the Audit Committee reports regularly to the full Board, which also considers our risk profile. While our management is responsible for day-to-day risk management identification and mitigation, the Board, directly and through its committees, oversees the execution of the ERM process. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Board Diversity

The Corporate Governance and Nominating Committee is responsible for identifying individuals who it considers qualified to become Board members. In furtherance of this duty, the Corporate Governance and Nominating Committee considers, as required by its charter as well as the Company's Corporate Governance Guidelines, the Board's overall balance of diversity of perspectives, backgrounds and experiences in areas relevant to the Company's activities when selecting Board nominees, although the Company does not maintain a formal policy regarding the diversity of Board members. The Corporate Governance and Nominating Committee views diversity broadly and evaluates a wide range of criteria as it makes its selections, including, among others, functional areas of experience, educational background, employment experience, and leadership performance. The Corporate Governance and Nominating Committee also assesses those intangible factors it deems necessary to develop a heterogeneous and cohesive Board such as integrity, judgment, intelligence, and the willingness and ability of the candidate to devote adequate time to Board duties for a sustained period.

Our Board and each of its committees engage in an annual self-evaluation process. As part of that process, directors provide feedback on whether the Board is meeting its diversity objectives and how the composition of the Board should be altered in order to enhance its value to our Company and shareholders.

Corporate Governance Guidelines and Independence

Our Board has adopted Corporate Governance Guidelines, which may be viewed online on our website at *www.polaris.com*. Under our Corporate Governance Guidelines, which adopt the current standards for "independence" established by the New York Stock Exchange (the "NYSE"), a majority of the members of the Board must be independent as determined by the Board. In making its determination of independence, among other things, the Board must have determined that the director has no material relationship with the Company either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with us. The Board of Directors has determined that Mses. Clayton, Henricks, and Shotwell, and Messrs. Bilicic, Farr, Hendrickson, Kessler, Kingsley, and Wiehoff are independent. Mr. Wine, our Chairman and CEO, is the only director who is not independent.

The Board based its independence determinations, in part, upon a review by the Corporate Governance and Nominating Committee and the Board of certain transactions between the Company and companies with which certain of our directors have relationships, each of which was made in the ordinary course of business, at arm's length, at prices and on terms customarily available to unrelated third party vendors or customers generally, in amounts that are not material to our business or the business of such unaffiliated corporation, and in which the director had no direct or indirect personal interest, nor received any personal benefit. Specifically, the Corporate Governance and Nominating Committee and the Board reviewed ordinary course of business purchases by us from C. H. Robinson Worldwide, where Mr. Wiehoff is, and during fiscal 2018 was, the CEO. The payments were less than the greater of $1,000,000 or 2.0% of the recipient's gross revenues in fiscal 2018. Accordingly, a majority of our Board is considered to be independent. Additionally, all current members of our Audit, Compensation, and Corporate Governance and Nominating Committees are considered to be independent.

Shareholder Engagement

The board is committed to ongoing engagement with our shareholders on executive compensation and corporate governance issues. To that end, the board has worked with management to develop an annual shareholder engagement process. These engagement efforts take place throughout the year involving members of our board of directors, senior management, and shareholder representatives. In 2018, Polaris reached out to shareholders representing approximately 53%

of our outstanding shares and members of Polaris' Board of Directors and management team met with shareholders owning approximately 18% of the Company. The meeting agendas included discussions on various topics, including company strategy, compensation, governance practices, sustainability and board refreshment and diversity. The feedback from these meetings helps inform the Board and management on compensation and corporate governance practices and trends.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all employees, including our CEO, our Chief Financial Officer ("CFO") and all other executive officers, and the Board. A copy of the Polaris Code of Business Conduct and Ethics is available on our website at *www.polaris.com.* In the event we waive any of the provisions of the Polaris Code of

Business Conduct and Ethics with respect to the CEO, CFO, any executive officer or member of the Board that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we intend to disclose such actions on our website at the same location.

Hedging and Pledging Policy

We adopted a policy that prohibits Directors and executive officers from engaging in hedging transactions with respect to our common stock. We also adopted a policy that permits Directors and executive officers to pledge our common stock as collateral for a loan only if it is pre-approved by the Company's

General Counsel and CFO. The Director or executive officer must clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities. No Directors or executive officers pledged shares of common stock during 2018.

Communications with the Board

Under our Corporate Governance Guidelines, a process has been established by which shareholders and other interested parties may communicate with members of the Board. Any shareholder or other interested party who desires to communicate with the Board, individually or as a group, may do so by writing to the intended member or members of the Board, c/o Corporate Secretary, Polaris Industries Inc., 2100 Highway 55, Medina, Minnesota 55340.

All communications received in accordance with these procedures will be reviewed initially by the office of our Corporate Secretary to determine whether the communication is a message to one or more of our directors and then will be relayed to the appropriate director or directors unless the Corporate Secretary determines that the communication is an advertisement or other promotional material. The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full Board or one or more of its committees and whether any response to the person sending the communication is appropriate.

Board Meetings

During 2018, the full Board met five times. Each of the meetings was preceded and/or followed by an executive session of the Board without management in attendance, chaired by Mr. Wiehoff. Each of our directors attended at least 75 percent of the meetings of the Board and any committee on which that director served in 2018. The Board also took action in writing three times in 2018. We do not maintain a formal policy regarding the Board's attendance at annual shareholder meetings; however, Board members are expected to regularly attend all Board meetings and meetings of the committees on which they serve as well as the annual shareholder meetings. All then-current members of the Board attended our 2018 Annual Meeting.

Committees of the Board and Meetings

The Board has designated four standing committees. The Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Technology Committee each operate under a written charter, which is available on our website at *www.polaris.com.* The current membership of each committee and its principal functions, as well as the number of times it met during 2018, are described below.

Audit Committee

Members:

Kevin M. Farr, Chair
George W. Bilicic
Gwenne A. Henricks
Bernd F. Kessler
Lawrence D. Kingsley
Gwynne E. Shotwell

All members of the Audit Committee have been determined to be "independent" and "financially literate" by the Board in accordance with our Corporate Governance Guidelines, rules of the United States Securities and Exchange Commission (the "SEC"), and the applicable listing requirements of the NYSE. Additionally, Messrs. Bilicic, Farr, Kessler, and Kingsley have each been determined by the Board to be an "Audit Committee Financial Expert" as that term has been defined by the SEC. None of the members of the Audit Committee currently serve on the audit committees of more than three public companies.

Functions:

The Audit Committee assists the Board in fulfilling its fiduciary responsibilities by overseeing our financial reporting and public disclosure activities. The Audit Committee's primary purposes and responsibilities are to:

- Assist the Board of Directors in its oversight of (a) the integrity of our financial statements, (b) the effectiveness of our internal controls over financial reporting, (c) our compliance with legal and regulatory requirements, (d) the independent auditor's performance, qualifications and independence, and (e) the responsibilities, performance, budget and staffing of our internal audit function;

- Prepare the Audit Committee Report that appears later in this Proxy Statement;

- Serve as an independent and objective party to oversee our financial reporting process and internal control system; and

- Provide an open avenue of communication among the independent auditor, financial and senior management, the internal auditors and the Board.

The Audit Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation and oversight of the work of any independent registered public accounting firm employed by us (including resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attestation services for us, and each such independent registered public accounting firm reports directly to the Audit Committee. This committee met nine times during 2018.

Compensation Committee

Members:

Gary E. Hendrickson, Chair
Annette K. Clayton
John P. Wiehoff

All members of the Compensation Committee have been determined to be "independent" by the Board in accordance with our Corporate Governance Guidelines and the applicable listing requirements of the NYSE.

Functions:

The Compensation Committee assists the Board in establishing a philosophy and policies regarding executive and director compensation, provides oversight to the administration of our director and executive compensation, administers our equity-based and cash incentive plans, reviews and approves the compensation of executive officers and senior management, reviews and recommends the compensation of the directors to the Board, reviews and discusses the Compensation Discussion and Analysis included in this Proxy Statement with management, and prepares any report on executive compensation required by the rules and regulations of the SEC or other regulatory body, including the Compensation Committee Report that appears later in this Proxy Statement. The Compensation Committee met five times during 2018 and took action in writing once.

Use of Compensation Consultant

The Compensation Committee has the authority to retain independent counsel and other independent experts or consultants. The Compensation Committee engaged Willis Towers Watson to act as its compensation consultant again in 2018. The Compensation Committee uses its compensation consultant in an advisory role for various technical, analytical, and plan design issues related to our compensation and benefit programs including, collecting market information on a variety of executive pay and design issues and assisting in the design and review of programs such as our long-term incentive program and annual cash incentive plan. The compensation consultant does not determine compensation for any of our executives, a role that is reserved to the Compensation Committee. The Compensation Committee has assessed the independence of Willis Towers Watson pursuant to the rules of the SEC and concluded no conflict of interest exists that would prevent the independent representation of the Compensation Committee. We used Willis Towers Watson for non-executive consultation services in 2018 for which it was paid $22,750.

Corporate Governance and Nominating Committee

Members:

John P. Wiehoff, Chair
George W. Bilicic
Gary E. Hendrickson
Bernd F. Kessler

All members of the Corporate Governance and Nominating Committee have been determined to be "independent" by the Board in accordance with our Corporate Governance Guidelines and the applicable listing requirements of the NYSE.

Functions:

The Corporate Governance and Nominating Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies and processes of the Board and its committees facilitate the effective exercise of the Board's role in the governance of our Company. The Corporate Governance and Nominating Committee reviews and evaluates the policies and practices with respect to the size, composition and functions of the Board, evaluates the qualifications of possible candidates for the Board and recommends the nominees for directors to the Board for approval. The committee will consider individuals recommended by shareholders for nomination as a director, applying the standards described in the Corporate Governance and Nominating Committee Charter. The committee also is responsible for recommending to the Board any revisions to our Corporate Governance Guidelines, as well as developing, reviewing and overseeing compliance with the Company's policies and procedures regarding related person transactions and conflicts of interest. This committee met two times during 2018.

Technology Committee

Members:

Annette K. Clayton, Chair
George W. Bilicic
Kevin M. Farr
Gwenne A. Henricks
Bernd F. Kessler
Lawrence D. Kingsley
Gwynne E. Shotwell
Scott W. Wine

Functions:

The Technology Committee provides oversight of our product plans, innovation and technology acquisitions and development, supplier strategy, manufacturing network, and related business processes. The committee reviews (a) product, manufacturing, innovation and technology acquisition and development plans, processes and digital innovation; (b) major competitive moves and our response plan; (c) the Company's technology, product development, sourcing and manufacturing systems and programs; and (d) talent development and succession plans for operations, engineering and lean. This committee met two times during 2018.

Certain Relationships and Related Transactions

During 2018, we did not engage in any transactions with related persons that are required to be described in this Proxy Statement pursuant to applicable SEC regulations.

Our written Related-Person Transactions Policy, which is applicable to all of our directors, nominees for directors, executive officers and 5% shareholders and their respective immediate family members, prohibits "related-person transactions" unless approved or ratified by the Corporate Governance and Nominating Committee.

Matters considered to be a related-person transaction subject to the policy include any transaction in which we are directly or indirectly a participant and the amount involved exceeds or reasonably can be expected to exceed $120,000, and in which a director, nominee for director, executive officer or 5% shareholder, or any of their respective family members, has or will have a direct or indirect material interest.

Any potential related-person transaction that is raised will be analyzed by the General Counsel, in consultation with management and with outside counsel, as appropriate, to determine whether the transaction or relationship constitutes a related-person transaction requiring compliance with the policy. The potential related-person transaction and the General Counsel's conclusion and the analysis thereof are also to be reported to the chair of the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee shall review the material facts of all related-person transactions that require the committee's approval and either approve or disapprove of the related person transaction. If advance committee approval of a related-person transaction is not feasible, then the related-person transaction shall be considered and, if the committee determines it to be appropriate, ratified at the committee's next regularly scheduled meeting. Any related-person transaction that is not approved or ratified, as the case may be, shall be voided, terminated or amended, or such other actions shall be taken, in each case as determined by the committee, so as to avoid or otherwise address any resulting conflict of interest.

Compensation Committee Interlocks and Insider Participation

All current members of the Compensation Committee are considered independent under our Corporate Governance Guidelines. During fiscal year 2018, none of our executive officers served on the compensation committee (or its equivalent) or board of directors of another entity whose executive officers served on our Compensation Committee or Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers to file initial reports of ownership and reports of changes of ownership of our common stock with the SEC. Executive officers and directors are required to furnish us with copies of all Section 16(a) reports that they file. To our knowledge, based solely upon a review of the reports filed by the executive officers and directors during 2018 and written representations that no other reports were required, we believe that, during the year ended December 31, 2018, all filing requirements applicable to our directors, executive officers and 10% beneficial owners, if any, were complied with on a timely basis.

Proposal 1 — Election of Directors

General Information

The Board is divided into three classes. The members of one class are elected at each annual meeting of shareholders to serve three-year terms. The Class I directors currently serving on the Board, whose terms expire at the 2019 Annual Meeting, are Bernd F. Kessler, Lawrence D. Kingsley, Gwynne E. Shotwell, and Scott W. Wine.

Upon the recommendation of the Corporate Governance and Nominating Committee of the Board, the Board proposes that Bernd F. Kessler, Lawrence D. Kingsley, Gwynne E. Shotwell, and Scott W. Wine be elected as Class I directors for three-year terms expiring in 2022. All nominees are presently Polaris directors who were elected by shareholders at the 2018 Annual Meeting, except for Gwynne E. Shotwell, who joined the Board on March 1, 2019.

The persons named in the proxy intend to vote your proxy for the election of each of the four nominees, unless you indicate on the proxy that you vote to "abstain" or vote "against" any or all of the nominees. Our Articles of Incorporation require that a director nominee will be elected only if he or she receives a majority of the votes cast with respect to his or her election in an uncontested election, that is, the number of shares voted "for" that nominee exceeds the number of votes cast "against" that nominee. A vote to "abstain" will not have an effect in determining the election results. If you are voting by telephone or on the Internet, you will be told how to abstain your vote from some or all of the nominees. Each nominee elected as a director will continue in office until his or her successor has been elected, or until his or her death, resignation or retirement.

We expect each nominee standing for election as a director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees designated by the Board, unless an instruction to the contrary is indicated on the proxy. There are no family relationships between or among any of our executive officers, directors or director nominees.

The Board, upon recommendation of the Corporate Governance and Nominating Committee, unanimously recommends a vote FOR the election of these nominees as directors.

Information Concerning Nominees and Directors

Our directors bring a broad range of leadership and experience to the boardroom and regularly contribute to the dialogue involved in effectively overseeing and guiding our business and affairs. Other than our CEO, all of the members of the Board are independent. Preparation, engagement and participation are expected from our directors. We insist on high personal and professional ethics, integrity and values. All of our current directors and the director nominees satisfy such requirements. The Board has adopted Corporate Governance Guidelines, which are observed by all directors. With a diverse mix of experience, backgrounds and skill sets, the Board believes it is well positioned to represent the best interests of the Company's shareholders. The principal occupation, specific experience, qualifications, attributes or skills and certain other information about the nominees and other directors whose terms of office continue after the Annual Meeting are set forth on the following pages.

On January 30, 2019, Gwynne E. Shotwell was appointed by the Board of Directors as a Class I member of the Board of Directors with her initial term becoming effective on March 1, 2019. The Corporate Governance and Nominating Committee led the process for selecting Ms. Shotwell and recommending her to the Board. Based upon the composition and qualifications of the current Board members, the Corporate Governance and Nominating Committee focused on diverse candidates with strong technology and executive leadership experience.

In 2018, the Corporate Governance and Nominating Committee retained Crist Kolder Associates, an independent executive search firm, to assist with its director search and recommend candidates who satisfied the Board's criteria. Ms. Shotwell was first identified by Crist Kolder Associates. The Corporate Governance and Nominating Committee evaluates qualified director nominees at regular or special Committee meetings and reviews qualified director nominees with the Board. A range of directors, including all those on the Corporate Governance and Nominating Committee and the CEO & Chairman of the Board, interview potential Board candidates.

If a shareholder wishes to have the Corporate Governance and Nominating Committee consider a candidate for nomination as a director, the shareholder's notice must include the information specified in our bylaws, including the shareholder's name and address, the information required to be disclosed by the SEC's proxy rules, a written consent of the candidate to be named in the proxy statement and to serve as a director if elected, specified information regarding the shareholder's interests in our capital stock, and the representations specified in our bylaws. The Corporate Governance and Nominating Committee will evaluate recommended nominees based on the factors identified in the Corporate Governance and Nominating Committee Charter, a copy of which is available on our website at *www.polaris.com*. Alternatively, shareholders may directly nominate a person for election to our Board by complying with the procedures set forth in our bylaws, any applicable rules and regulations of the SEC and any other applicable laws.

Director Nominees — Class I (Term Ending 2022)



Bernd F. Kessler

Age 60
Director since 2010
Independent

Committees

- Audit
- Corporate Governance and Nominating
- Technology

Experience

Mr. Kessler was the Chief Executive Officer of SRTechnics AG, a privately-held aircraft component and engine service provider with facilities throughout Europe and in China, from January 2008 through January 2010. He was the President and Chief Executive Officer of MTU Maintenance, a subsidiary of Aero Engines AG from September 2004 through October 2007 where he was an integral part of the successful initial public offering of the Company on the Frankfort Stock Exchange. Prior to September 2004, Mr. Kessler held management and executive positions for 20 years at Honeywell International, Inc. and its preceding company AlliedSignal Corp. Mr. Kessler also serves on the boards of Flowcastings GmbH, Zitec GmbH, and serves as Chairman of RENA Technologies GmbH.

Key Skills and Qualifications

A recognized industry leader in the global aerospace and defense markets, Mr. Kessler is based in Europe. His experience in operations, service and global business are key assets as we continue to expand our international footprint and strive to increase operational efficiency.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
None	None



Lawrence D. Kingsley

Age 56
Director since 2016
Independent

Committees

- Audit
- Technology

Experience

Mr. Kingsley served as the Chairman and Chief Executive Officer of the Pall Corporation, a global supplier of filtration, separations and purification products, from October 2013 to October 2015 and previously served as its CEO and President starting in October 2011. Prior to his election, he served as Chairman, President and CEO of IDEX Corporation, a developer, designer and manufacturer of fluid and metering technologies and health and science technologies, from March 2005 to August 2011. Before joining IDEX, Mr. Kingsley held management positions of increasing responsibility with Danaher Corporation, Kollmorgen Corporation and Weidmuller Incorporated.

Key Skills and Qualifications

Mr. Kingsley brings strong executive leadership and business management skills to our Board, as well as valuable experience in strategic planning, corporate development and operations analysis. He also brings significant expertise in financial reporting and corporate finance.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
IDEXX Laboratories	None
Rockwell Automation Corporation	



Gwynne E. Shotwell

Age 54
Director since 2019
Independent

Committees

- Audit
- Technology

Experience

Ms. Shotwell has served as President and Chief Operating Officer of Space Exploration Technologies Corp (SpaceX), a private American aerospace manufacturer and space transportation services company, since November 2008 and previously served as Vice President, Business Development from August 2002 to November 2008. Prior to joining SpaceX, Ms. Shotwell held positions with Microcosm, Inc. Space Systems Division as a director, and The Aerospace Corporation as a senior project engineer.

Key Skills and Qualifications

Through her experience as President and Chief Operating Officer for a large corporation providing strategic direction, leading daily operations, and leading business development, Ms. Shotwell brings to the Board expertise in manufacturing, operations, business development, financial accountability, and government relations.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
None	None



Scott W. Wine

Age 51
Director since 2008

Committees

- Technology

Experience

Mr. Wine has served as CEO of Polaris since September 2008 and was elected to the Board in October 2008. He has been the Chairman of the Board since January 2013. Prior to joining Polaris, Mr. Wine held executive positions with United Technologies Corporation, Danaher Corp. and Allied Signal Corp. (now Honeywell International Inc.), and served as a United States naval officer.

Key Skills and Qualifications

Mr. Wine's knowledge of the all aspects of the Company's business as its CEO, combined with his drive for innovation and excellence, position him well to serve as Chairman of the Board. In his position as a director and CEO, he plays a key role in facilitating communication and information flow between management and the Board on a regular basis.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
US Bancorp	None
Terex Corporation	

Directors Continuing in Office — Class II (Term Ending 2020)



George W. Bilicic

Age 55
Director since 2017
Independent

Committees

- Audit
- Corporate Governance and Nominating
- Technology

Experience

Mr. Bilicic is Vice Chairman of Investment Banking at Lazard, an investment banking firm, where he also serves as Head of U.S. Midwest Investment-Banking Business and Global Head of Power, Energy & Infrastructure. Mr. Bilicic also serves as a member of the Firm's Investment Banking Committee and Deputy Chairpersons Committee. Other than his time at Kohlberg Kravis Roberts & Co. ("KKR") where he served as Managing Director and Head of Infrastructure from May 2008 to October 2008, Mr. Bilicic has been at Lazard since March 2002. He previously served as a Managing Director at Merrill Lynch & Co., Inc. from January 2001 to March 2002, and was a Partner at Cravath, Swaine & Moore LLP from 1995 to 2000. Mr. Bilicic currently serves as a member of the Board of Directors or equivalent for the Chicago Council on Global Affairs, Georgetown University Law School, The HistoryMakers, Metropolitan Planning Council, and the Museum of Science and Industry.

Key Skills and Qualifications

Mr. Bilicic brings strong legal and investment banking expertise to the Board. He also brings to the Board significant knowledge on mergers and acquisitions and other transactions.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
None	None



Gary E. Hendrickson

Age 62
Director since 2011
Independent

Committees

- Compensation, Chair
- Corporate Governance and Nominating

Experience

Mr. Hendrickson is the Chairman of the Board of CPG International, LLC, a manufacturer of residential and commercial products. He served as Chairman and Chief Executive Officer of The Valspar Corporation, a global paint and coatings manufacturer, from June 2011 to June 2017, and was its President and Chief Operating Officer from February 2008 until June 2011. He held various executive leadership roles with The Valspar Corporation since 2001 including positions with responsibility for the Asia Pacific operations.

Key Skills and Qualifications

Mr. Hendrickson's experience as President and Chief Executive Officer of a global company provides expertise in corporate leadership and development, and execution of business growth strategy. He also brings to the Board significant global experience and knowledge of competitive strategy including international competition.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
Waters Corporation	The Valspar Corporation



Gwenne A. Henricks

Age 61
Director since 2015
Independent

Committees

- Audit
- Technology

Experience

Ms. Henricks served as Vice President, Product Development & Global Technology, and Chief Technology Officer of Caterpillar Inc., a world leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives, from 2012 to 2016. She joined Caterpillar in 1981 in an engineering role and held numerous engineering and executive roles progressing in scope and complexity. Ms. Henricks serves on the Bradley University Engineering Advisory Committee.

Key Skills and Qualifications

Ms. Henricks brings to the Board executive leadership, as well as valuable knowledge and experience in technology and global research and development organization.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
None	None

Directors Continuing in Office — Class III (Term Ending 2021)



Annette K. Clayton

Age 55
Director since 2003
Independent

Committees

- Compensation
- Technology, Chair

Experience

Ms. Clayton has been the Chief Executive Officer and President of Schneider Electric North America, a French multinational firm specializing in energy management and automation solutions, since June 2016 and is also a member of its Executive Committee. In her prior position with Schneider, she was Chief Supply Officer from May 2011 to June 2016. From 2006 to 2011, Ms. Clayton led Dell Inc.'s supply chain transformation and oversaw the global manufacturing and fulfillment operations. Prior to that, she worked for General Motors Corporation in senior management positions in engineering and production, including President, Saturn Corporation.

Key Skills and Qualifications

With experience in leading a large corporation including overseeing strategic direction and financial accountability and running large scale supply chain manufacturing companies with global presence, Ms. Clayton brings to the Board expertise in supply chain management and strategy, and global and channel expansions.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
Duke Energy Corp.	None



Kevin M. Farr

Age 61
Director since 2013
Independent

Committees

• Audit, Chair
• Technology

Experience

Mr. Farr has been the Chief Financial Officer and Secretary of ChromaDex Corp., a science-based nutraceutical company, since October 2017. He previously served as Executive Vice President and Chief Financial Officer of Mattel, Inc., a world-wide leader in the design, manufacture, and marketing of toys and family products, from February 2000 through September 2017, and prior to that served in multiple leadership roles at Mattel, Inc. since 1991. Before joining Mattel, Inc., Mr. Farr spent 10 years at Pricewaterhouse Coopers. He serves on the Corporate Advisory Board of the Marshall School of Business at the University of Southern California.

Key Skills and Qualifications

With his many years of experience in executive leadership roles and his financial background with a Fortune 500 company, Mr. Farr provides the Board expertise in financial operations, business development and corporate strategy and complex financial issues. As a past director for a public company, he also provides significant board experience.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
None	None



John P. Wiehoff

Age 57
Director since 2007
Lead Director
Independent

Committees

• Compensation
• Corporate Governance and Nominating, Chair

Experience

Mr. Wiehoff has been Chief Executive Officer and Chairman of the Board of C.H. Robinson Worldwide, a transportation, logistics and sourcing company since 2007 and previously was Chief Executive Officer of the company beginning in May 2002 and President in 1999. He has held multiple leadership roles including Chief Financial Officer since joining C.H. Robinson in 1992. Prior to that, Mr. Wiehoff was with Arthur Andersen LLP.

Key Skills and Qualifications

Mr. Wiehoff provides the Board with valuable insight in logistics and complex financial issues gained while serving as the chief executive officer and chief financial officer of a Fortune 500 company. As a director for public companies, he also has significant board experience.

Other Public Company Boards

Current	Prior (Within the Past 5 Years)
C.H. Robinson Worldwide	None
Donaldson Company, Inc.	

Compensation Discussion and Analysis

The Compensation Discussion and Analysis (the "CD&A") describes our compensation objectives and policies and the compensation awarded to our Named Executive Officers during 2018. Our Named Executive Officers during 2018 were:

Name	Title
Scott W. Wine	Chairman of the Board and Chief Executive Officer ("CEO")
Michael T. Speetzen	Executive Vice President – Chief Financial Officer ("CFO")
Lucy Clark Dougherty	Senior Vice President – General Counsel, Secretary and Chief Compliance Officer
Christopher S. Musso	President – Off-Road Vehicles
Kenneth J. Pucel	Executive Vice President – Global Operations, Engineering and Lean ("EVP")

Ms. Clark Dougherty joined the Company on January 29, 2018.

Executive Summary

Key 2018 Company Financial Performance*

SALES	NET INCOME	EPS
$6.079B	**$335M**	**$5.24**
↑12%	↑94%	↑95%

* All results measured against fiscal 2017.

2018 Compensation Decisions

Consistent with our compensation philosophy of paying for performance, our compensation programs closely link pay and performance. Our performance during 2018 resulted in the following compensation actions:

Base Salary:	Increases were made to Messrs. Wine, Speetzen, and Pucel for 2018 based on individual performance and were generally implemented to maintain the Named Executive Officer's position with respect to market median. Mr. Musso commenced his employment with the Company on November 6, 2017, and Ms. Clark Dougherty commenced her employment with the Company on January 29, 2018. Neither were eligible for base salary increases in 2018.
Annual Incentive Plan:	The Company achieved adjusted earnings per share of $6.24 under the Senior Executive Annual Incentive Compensation Plan (the "SEP" or "Senior Executive Plan") warranting payouts of an annual cash incentive to each of our Named Executive Officers.
Long-Term Incentive ("PRSUs"):	The Company's Long-Term Incentive Plan ("LTIP") for the 2016 - 2018 performance period paid out at 29.7% of target. While the Company achieved above the target for revenue, it performed below the minimum levels for both net income and operating profit margin %, making the 2016 - 2018 LTIP payout well below target in 2019.
Ms. Clark Dougherty – New Hire Compensation:	Ms. Clark Dougherty commenced her employment on January 29, 2018. As part of her new hire offer, Ms. Clark Dougherty received a sign-on bonus and Restricted Stock Units ("RSUs") that vest ratably over three years to induce her to join the Company and to offset compensation forfeited at her previous employer.

Return to Shareholders

Because significant portions of our executive compensation program are equity-based, the amount of compensation (defined as salary, annual incentive payment and grant date fair value of equity awards) ultimately realized by our Named Executive Officers is closely linked to the performance of our common stock, which is reflected in the following chart which compares our annualized total shareholder return to that of the members of our 2018 Peer Group listed on page 20:

Percentile	Annualized Total Shareholder Return[1]		
	1-Year	3-Year	5-Year
25th Percentile[2]	(31)%	(2)%	(6)%
Median[2]	(22)%	6%	1%
75th Percentile[2]	(11)%	16%	6%
Polaris Industries	**(37)%**	**(1)%**	**(10)%**
Polaris Percentile	*14%*	*36%*	*11%*

(1) 1-Year, 3-Year and 5-Year Total Shareholder Return are annualized total shareholder rates of return reflecting the stock price appreciation plus reinvestment of dividends, as of December 31, 2018.

(2) These percentiles represent Total Shareholder Return of the members of our 2018 Peer Group listed on page 20.

Our 2017 Say on Pay Results and Shareholder Outreach

In making compensation decisions, the Compensation Committee considers the results of the Company's annual shareholder advisory votes approving the Company's executive compensation. Shareholders approved on an advisory basis the Company's Say on Pay proposal at our 2018 Annual Meeting of Shareholders with 83.6% of the votes cast (excluding abstentions) in favor of the compensation paid to our Named Executive Officers. Beginning in late 2016 and continuing throughout 2018, the Compensation Committee, together with key members of management, conducted a shareholder outreach program to discuss our corporate governance and executive compensation programs, policies and practices with some of our largest shareholders. The outreach program is designed to maintain an ongoing relationship with investors to better understand their issues and perspectives on the Company, including executive compensation practices. We plan to continue the outreach program in the years to come. To the extent the Compensation Committee receives specific comments about executive compensation policies or practices, it will take them into consideration when making its decisions.

Objectives of Our Compensation Program

Our executive compensation philosophy aligns executive compensation decisions with our desired business direction, strategy and performance. The primary objectives and priorities of the compensation program for our Named Executive Officers are the following:

- *Pay for Performance:* Emphasize variable compensation that is tied to our financial and stock price performance in an effort to generate and reward superior individual and collective performance;

- *Shareholder Alignment:* Link executives' incentive goals with the interests of our shareholders by providing equity-based forms of compensation and establishing specific stock ownership guidelines for employees in key management positions throughout our Company;

- *Long-Term Success:* Support and reward executives for consistent performance over time and achievement of our long-term strategic goals; and

- *Retention:* Attract and retain highly qualified executives whose abilities are critical to our success and competitive advantage.

To achieve these objectives, we have designed an executive compensation program that is significantly weighted towards long-term goals. This approach aids us in the retention of executive officers and assures that the interests of our executive officers and shareholders are aligned. Although the program emphasizes performance-based and equity-based compensation as a percentage of total direct compensation (base salary and annual and long-term incentives), we do not have specific policies governing the allocation of the total direct compensation opportunity among its various components. The following charts illustrate the percentage of the 2018 target total direct compensation opportunity for Mr. Wine and the other Named Executive Officers as a group represented by each compensation component – base salary, target annual incentive and grant date fair value of long-term incentives:

2018 TARGET TOTAL DIRECT COMPENSATION (MR. WINE)


11%
Base Salary
14%
Annual Incentive
75%
Long-term Incentives
70%
At-Risk*

2018 TARGET TOTAL DIRECT COMPENSATION (AVERAGE OF OTHER NEOs)


20%
Base Salary
20%
Annual Incentive
60%
Long-term Incentives
65%
At-Risk*

** At-risk compensation does not include RSUs.*

Since a significant majority of our executive compensation is equity based, actual compensation outcomes vary with Company and stock price performance, closely aligning pay and performance. At the beginning of 2016, our stock price was $88.36. We closed 2018 with a stock price of $76.68. As a result, over that same period, our CEO's pay was well below his targeted non-equity compensation and the grant date fair value of his equity awards.

CEO PAY FOR PERFORMANCE (TOTAL INCENTIVE COMPENSATION)


Disclosed Target and Grant Date Fair Values*
Earned and Realizable Values**
$6,710,497
-76%
$1,590,869
$8,786,449
-79%
$1,856,558
$7,681,097
-62%
$2,919,905
2016
2017
2018

* *For each year includes annual non-equity incentive compensation at target along with the grant date fair value of RSUs, PRSUs (at target) and options granted in such years.*

** *For each year includes: (i) actual annual non-equity incentive compensation earned for such year (ii) the fiscal year end value of RSUs granted during such year, (iii) the actual vested value of PRSUs earned during such year, and (iv) the value of options granted during such year as of December 31, 2018.*

We believe that our compensation policies and practices are designed to mitigate compensation-related risks to the Company's long-term performance, ethical standards and reputation. The table below illustrates some of those policies and practices.

What We Do	What We Don't Do
✔ Majority of executive pay is performance-based and not guaranteed	✘ Do not have long duration employment contracts
✔ Appropriate balance between short-term and long-term compensation to discourage short-term risk taking	✘ No repricing or back dating of stock options
✔ Require "double trigger" change in control and termination of employment provisions in equity awards granted after May 1, 2015 and in severance agreements	✘ No hedging and short sales by executive officers and Directors
✔ Vigorous stock ownership guidelines, including a requirement that our CEO own shares with a value that equals or exceeds seven times his base salary	✘ No pledging Company stock without clear demonstration of financial ability to repay loan as well as management pre-approval
✔ Clawback policy allows recovery of cash- or equity-based incentive compensation payments upon occurrence of certain financial restatements	✘ No dividends or dividend equivalents on unearned or unvested restricted stock or restricted stock units
✔ Utilize an independent compensation consultant	✘ No excise tax gross-ups upon a change in control

Executive Compensation Program Components

Compensation Type	Compensation Component	Purpose	Key Features

Fixed	**Base Salary**	• Provide a fixed level of compensation on which executive officers can rely	• Salary levels set based on an assessment of:
			  – Level of responsibility
			  – Experience and time in position
			  – Individual performance
			  – Future potential
			  – Salary level relative to market median for most applicable comparator job
			  – Internal pay equity considerations
			• Salary levels are reviewed annually by the Compensation Committee and adjusted as appropriate

Variable	**Annual Cash Incentive (Senior Executive Plan)**	• Provide explicit incentives to achieve or exceed annual budgeted earnings per share or other desired performance objectives • Link pay to performance • Align performance objectives with interests of our shareholders	• Target incentive opportunity expressed as a percentage of executive officer's base salary, based on responsibilities of position, expected level of contribution and consideration of market data • Maximum potential payouts based on attainment of specified levels of financial performance • For 2018 awards, actual payouts may vary based on the degree to which financial performance objectives are achieved and on consideration of other Company, business unit and individual performance factors, as determined by the Compensation Committee
	Long-Term Incentives (Including Stock Options, Performance Restricted Stock Units, and Restricted Stock Units)	• Provide executive officers with incentives to achieve multi-year financial and operational objectives • Link pay to financial, operational and stock price performance • Align executive officers' interests with the interests of our shareholders	• PRSUs are earned based on the degree to which specified financial objectives are attained over a three-year performance period • Target incentive opportunity based on responsibilities of position, expected level of contribution and consideration of market data • Stock options provide value to executive officers only if stock price increases over the stock option term, generally ten years • Restricted stock units may vest either upon completion of a specified period of employment or upon attainment of specified financial objectives • All grants are approved by the Compensation Committee • Actual earned shares are determined by the Compensation Committee
Other	**Benefits and Perquisites**	• Provide an overall compensation package that is competitive with those offered by companies with whom we compete for executive talent • Provide a level of retirement income and promote retirement savings in a tax-efficient manner	• Participation in 401(k) plan and health and welfare plans generally made available to our employees • Executive officers may participate in a non-qualified supplemental retirement savings plan and will receive an employer match up to 5% on base salary and Senior Executive Plan deferral contributions when their 401(k) participation has been limited by IRS annual contribution rules • Perquisites described on page 25
	Post-Employment Compensation (Severance and Change in Control Arrangements)	• Enable executive officers to evaluate potential transactions focused on shareholder interests • Provide continuity of management • Provide a bridge to next professional opportunity in the event of an involuntary termination	• Double-trigger change in control severance arrangements • Double-trigger accelerated vesting of equity awards upon change in control for awards granted after May 2015 • Severance for termination by the Company without cause or for good reason resignation • Non-compete and non-solicitation restrictions following termination of employment

Determining Executive Compensation

Compensation Committee Process

The Compensation Committee is responsible for the review and approval of all aspects of our executive compensation program. The Compensation Committee meets in January or February of each year to: (i) establish the annual base salary and annual incentive compensation opportunity for each of the executive officers for the current year; (ii) determine the actual annual incentive compensation to be paid to each executive officer for services provided during the prior year; (iii) establish plan targets and performance measures for the three-year performance period beginning on January 1 of the current year for long-term incentive awards; (iv) determine the number of PRSUs earned, if any, under the long-term incentive program for the three-year performance period ended on the immediately preceding December 31st; and (v) determine stock option awards, RSU awards and any other equity-based awards to be granted to executive officers.

When making individual compensation decisions for the executive officers, the Compensation Committee takes many factors into account. These factors include subjective and objective considerations of each individual's skills, performance and level of contribution towards desired business objectives, our overall performance, retention concerns, the individual's tenure and experience with our Company and in his or her current position, the recommendations of management, the individual's current and historical compensation, the Compensation Committee's compensation philosophy, and comparisons to other comparably situated executive officers (both those of the Company and those of the peer group companies). The Compensation Committee's process utilizes input, analysis and review from a number of sources, including our management, other independent directors of the Board, the Compensation Committee's independent compensation consultant, and market studies and other comparative compensation information as discussed below.

The Compensation Committee uses this information in conjunction with its own review of the various components of our executive compensation program to determine the base salary and annual and long-term incentive targets and opportunities of the executive officers as a group and individually.

Role of Executive Officers in Determining Compensation

The Compensation Committee meets with our CEO annually to review the performance of our other executive officers. The meeting includes an in-depth review of each executive officer, achievement of individual performance objectives established at the beginning of the year and individual contributions towards achievement of our business goals. A summary of the performance review is presented to the full Board each year.

The Compensation Committee considers input from our CEO, EVP CFO, and Chief Human Resources Officer ("CHRO") when developing and selecting metrics and performance objectives for our Senior Executive Plan and long-term incentive program, and evaluating performance against such pre-established metrics and objectives. The Compensation Committee also receives recommendations from our CEO, with the assistance of our CHRO (for executive officers other than himself), regarding base salary amounts, annual incentive award amounts and equity-based incentive awards for our other executive officers. In determining the CEO's compensation, the Compensation Committee considers comparative compensation information and input from its independent compensation consultant.

Role of the Compensation Consultant

Willis Towers Watson provides the Compensation Committee with an annual compensation market analysis for the executive officers and directors; makes recommendations on the executive pay programs; reviews, participates and comments on executive and board compensation matters; and provides updates on regulatory changes in compensation related issues and other developments and trends in executive compensation.

Market Competitiveness Review

The compensation consultant and the Compensation Committee periodically reviewed the composition of the peer group of companies about which competitive compensation data is obtained. The peer group is established each July and is used for purposes of setting compensation for the following year.

In 2017, the Compensation Committee with the guidance of Willis Towers Watson reviewed the composition of the peer group and determined no changes were required. The companies comprising the Peer Group used to establish the 2018 compensation opportunities of the executive officers are listed below:

2018 PEER GROUP

Parker-Hannifin Corporation	Harley-Davidson, Inc.	Thor Industries, Inc.	Kennametal Inc.
Stanley-Black & Decker, Inc.	Mattel, Inc.	Leggett & Platt, Incorporated	The Toro Company
BorgWarner Inc.	Flowserve Corporation	Snap-On, Inc.	Donaldson Company, Inc.
Dover Corporation	Hasbro Inc.	Regal Beloit Corporation	IDEX Corporation
Terex Corporation	Brunswick Corporation	The Timken Company	SPX Corporation
Pentair, plc			

Both management and the Compensation Committee believe that this peer group of 21 companies (the "Peer Group") provided a robust statistical set of comparison data to serve as the basis for 2018 compensation decisions. In connection with the compensation decisions made for 2018, Willis Towers Watson utilized data from the Willis Towers Watson 2017 General Industry Executive Compensation Database and our Peer Group companies in the market review.

The following table summarizes our scale relative to our 2018 industry peer group as of December 31, 2018.

2018 PEER GROUP COMPARISON

	Revenue ($)[1]	Market Cap ($)[2]	Employees (#)
25th Percentile	$3,580	$3,450	10,500
Median	$4,510	$5,550	17,000
75th Percentile	$6,990	$8,090	24,000
Polaris	**$6,079**	**$4,737**	**12,000**
Polaris Percentile	**71%**	**36%**	**32%**

(1) Revenue reflected the most recent fiscal year end.
(2) As of December 31, 2018.

The reports furnished by compensation consultants provide the Compensation Committee with market information at the median and 75th percentiles for each executive officer position and pay component, and for total direct compensation, and compare the actual and target compensation provided and intended to be provided to each executive officer to the market amounts, which consider both the peer group data and the data contained in the surveys. This market information is an important element reviewed by the Compensation Committee, which generally intends to target base salaries for our executive officers at the market median for comparable positions as set forth in the report. The elements of annual and long-term incentive opportunities of total direct compensation are based on responsibilities of position, expected level of contribution and consideration of market data. The Compensation Committee can and does, however, use discretion to adjust a component of pay, or total direct compensation generally, above or below these ranges to recognize the specific circumstances of individual executive officers.

2018 Compensation Decisions

2018 Base Salaries

The Summary Compensation Table on page 27 sets forth the actual base salary earned by each of our Named Executive Officers during 2018. Base salary increases in 2018 were based on individual performance and were generally implemented to maintain the Named Executive Officer's position with respect to market median.

The following table reflects the annualized base salaries as established by the Compensation Committee for Messrs. Wine, Speetzen, Musso and Pucel, and Ms. Clark Dougherty for 2018.

Name	Annualized Base Salary in 2018	Percentage Increase (%)
Scott W. Wine	1,015,000	3
Michael T. Speetzen	600,000	3.4
Lucy Clark Dougherty	450,000	N/A[1]
Christopher S. Musso	540,000	N/A[1]
Kenneth J. Pucel	660,000	1.5

(1) Mr. Musso joined the Company on November 16, 2017 and was not eligible for a salary increase in 2018. Ms. Clark Dougherty joined the Company on January 29, 2018.

2018 Annual Incentive Compensation

Overview

Our Named Executive Officers and other members of senior management selected by the Compensation Committee are eligible to earn annual cash incentive compensation under our Senior Executive Plan ("SEP"), rather than under our broad-based annual profit sharing plan. Cash incentives to participants in the SEP are payable only if and to the degree we achieve annual financial performance objectives determined by the Compensation Committee.

Bonuses for Fiscal 2018 Performance

For 2018, the target payouts under the SEP expressed as a percentage of base salary were set by the Compensation Committee at 125% for Mr. Wine, 100% for Messrs. Speetzen, Pucel, Musso, and 80% for Ms. Clark Dougherty.

In determining whether and to what degree to approve payments under the SEP, the Compensation Committee gives primary consideration to the level of achievement of performance metrics it selects for inclusion in a performance matrix. For 2018, the Compensation Committee selected adjusted earnings per diluted share ("Adjusted EPS") as the sole performance metric for this purpose. The Adjusted EPS metric was chosen because it is a well-understood financial measure communicated in the public disclosure of our financial results, is used in determining payouts under our broad-based annual profit sharing plan, and is believed to significantly influence our stock price performance. In determining the Company's 2018 performance for purposes of the performance matrix, the Compensation Committee adjusted for certain unusual events (such as acquisitions, dispositions, restructurings and legal settlements) which results in Adjusted EPS of $6.24 as compared to GAAP EPS of $5.24.

The performance matrix included recommended annual incentive payouts as a percentage of base salary for each Named Executive Officer, depending upon the level of achievement on the performance metric. The percentage utilized for each Named Executive Officer for these purposes was based on the respective Named Executive Officer's level of responsibility, expected level of contribution and the Compensation Committee's general intention to target annual incentive compensation between the market median and the 75th percentile levels for comparable positions when financial targets are achieved.

The estimated threshold, target and maximum payments under the SEP for 2018 are reflected in the "Estimated Potential Payouts Under Non-Equity Incentive Plan Awards" column in the Grants of Plan-Based Awards in 2018 on page 29. The amounts actually paid in connection with the SEP during each of the years 2016-2018 are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 27.

Consistent with our pay-for-performance philosophy, the Compensation Committee sets challenging objectives for the metric incorporated in the matrix. In 2018, the target Adjusted EPS performance goal was set 22% greater than the amount achieved in 2017. The 2018 performance goals that were incorporated into the matrix are summarized in the following table:

	Adjusted EPS
Threshold	$4.96
Target	$6.20
Maximum	$7.50
Actual	$6.24

Our adjusted earnings per diluted share for 2018 was $6.24, which was 1% above target level performance of $6.20 in the performance matrix. The Compensation Committee considered a number of factors, primarily the payout amounts suggested by the performance matrix for the Named Executive Officer as set forth in the table below, but also our financial and operating performance as compared to fiscal 2017, Mr. Wine's assessment of the individual performance of the other Named Executive Officers, the Compensation Committee's assessment of Mr. Wine's individual performance and the motivational and retentive effects.

The following table shows the suggested payout as a percentage of base salary derived from the performance matrix, the actual payout as a percentage of eligible annual wages, and the actual amount paid in March 2019 under the SEP for each of our Named Executive Officers:

Name	Suggested Payout as % of Eligible Wages	Actual Incentive Payout as a % of Eligible Wages	Actual Incentive Amount Paid ($)
Scott W. Wine	128	128	1,290,000
Michael T. Speetzen	103	106	630,000
Lucy Clark Dougherty	82	84	340,000
Christopher S. Musso	103	107	575,000
Kenneth J. Pucel	103	96	630,000

2018 Long-Term Compensation

Overview

Long-term compensation annually awarded by the Compensation Committee emphasizes performance-based equity vehicles, consisting of annual awards of stock options restricted stock units and performance-based restricted stock units (PRSUs). From time to time, supplemental equity awards are granted on a selective and limited basis, generally in connection with promotions, individual outstanding performance and ability to effect desired performance results, hiring of new executives and retention situations. These supplemental awards are discussed in the applicable section based on award type. All equity-based awards are granted under our Amended and Restated 2007 Omnibus Incentive Plan (the "Omnibus Plan").

The Compensation Committee has chosen to provide a mix of stock options, PRSUs, and restricted stock units (RSUs) for its annual long-term incentive equity awards because it believes such a combination effectively aligns the financial interest of our executive officers with those of our shareholders. Stock options provide value only to the extent that the price of our common stock has appreciated over the option term. PRSUs may be earned and settled in shares of our common stock or, if elected by the executive officer, deferred into the Supplemental Retirement/Savings Plan ("SERP"), but only if and to the

extent that we achieve over a three-year performance period financial performance objectives that are believed to correlate well with stock price performance. RSUs provide stability to total compensation packages and a retention benefit, while maintaining a focus on stock growth. RSU awards are also provided occasionally for new hires, promotions, or special recognition and are subject to three-year cliff vesting to maximize the retention benefit. The Compensation Committee provides a variable blended ratio between the types of awards depending on the desired performance outcome. The grant date fair value of annual 2018 long-term incentive awards granted to our Named Executive Officers was allocated 50% to stock options, 25% to PRSUs, and 25% to RSUs. The grant date fair value of target incentive opportunities varies based on responsibilities of position, expected level of contribution, company performance, market performance and consideration of market data.

Performance Restricted Stock Unit Awards (PRSUs)

PRSUs granted in 2018 may be earned during the course of the 2018-2020 performance period based on level of achievement against the performance objectives specified at the beginning of the performance period. All earned PRSUs will either vest and be paid out in the form of one share for each earned and vested PRSU or, if elected by the executive officer, the receipt of the shares may be deferred such that each resulting deferred stock unit represents the right to receive one share of common stock upon the settlement date elected by the Named Executive Officer under the SERP. Amounts deemed invested in deferred stock units in the SERP may be transferred into an alternative investment account in the SERP after a period of six months and one day.

A performance objective is intended to align the management's interests with those of shareholders. In 2018, the Compensation Committee selected total shareholder return relative to the Company's peer group ("Relative TSR"), net income, and revenue growth as the metrics for the PRSU awards. The Compensation Committee may use one or more other metrics in the future as it deems appropriate. The Committee believes that measuring the company's performance against these metrics may better reflect management's contributions. Relative TSR for the Company or any member of the Peer Group during the performance period means the cumulative total shareholder return during the performance period on the applicable company's common stock as measured by the change in the company's stock price from the beginning of the performance period to the end of the performance period

and takes into account the assumed reinvestment of all dividends paid during the performance period. The beginning stock price for a company will be the average closing sales price as reported on the national securities exchange on which it trades during the period of November 1, 2017 through December 31, 2017. The ending stock price for a company will be the average closing sales price as reported on the national securities exchange on which it trades during the period of November 1, 2020 through December 31, 2020.

Named Executive Officers who received a PRSU award may earn PRSUs based upon the level of achievement against a specified goal. The level of achievement against the performance objective will determine the number of PRSUs that may be earned. For the 2018-2020 performance period, the maximum number of PRSUs that each Named Executive Officer may earn was set by the Compensation Committee at 200% of target and the minimum performance objective was established at net income of $381 million (representing a 7% CAGR), Revenue of $5,931 million (representing a 3% CAGR), and a relative TSR rank in the 25th percentile. Performance below each of these level woulds result in no PRSUs vesting and consequently, no equity would be issued under this award.

For the PRSU awards made during 2018, the following table summarizes the PRSU threshold, target and maximum payouts for each Named Executive Officer:

PRSU PERFORMANCE PERIOD 2018-2020

Name	Threshold Stock Units (#)	Target Stock Units (#)	Maximum Stock Units (#)
Scott W. Wine	7,577	15,154	30,308
Michael T. Speetzen	1,660	3,319	6,638
Lucy Clark Dougherty	1,107	2,213	4,426
Christopher S. Musso	1,881	3,761	7,522
Kenneth J. Pucel	2,545	5,089	10,178

2018 Stock Option Awards

Stock option awards granted under the Omnibus Plan during 2018 to our employees, including Named Executive Officers, have an exercise price equal to 100% of the fair market value of a share of our common stock on the date of grant. Our stock option grant practices for executive officers are designed to ensure that the stock option awards approved by the Compensation Committee at its January meeting will have an effective date occurring after the release of year-end financial results. We do not engage in the backdating, cancellation or re-pricing of stock options and have not engaged in such practices in the past.

The awards for our Named Executive Officers vest in three equal installments on the first, second and third anniversaries of the January 31, 2018 grant date and have an exercise price of $113.01, which was the fair market value of a share of our common stock on the date of the grant. The number of shares subject to each Named Executive Officer's 2018 stock option award is as follows:

Named Executive Officer	Number of Shares Subject to Stock Option
Scott W. Wine	131,770
Michael T. Speetzen	28,855
Lucy Clark Dougherty	19,237
Christopher S. Musso	32,702
Kenneth J. Pucel	44,244

2018 Restricted Stock Unit Awards

In 2018, we introduced RSUs to provide stability to total compensation and as a retention tool. The RSU awards for our Named Executive Officers vest on the third anniversary of the January 31, 2018 grant date. The number of shares subject to each Named Executive Officer's 2018 RSU award is as follows:

Named Executive Officer	Number of Shares Subject to RSU
Scott W. Wine	15,154
Michael T. Speetzen	3,319
Lucy Clark Dougherty	2,213
Christopher S. Musso	3,761
Kenneth J. Pucel	5,089

Other Executive Compensation Arrangements, Policies and Practices

Ms. Clark Dougherty's New Hire Compensation

On January 29, 2018, Ms. Clark Dougherty commenced her employment with Polaris. To attract Ms. Clark Dougherty to Polaris, she received a sign-on bonus of $350,000, and was also awarded 25,142 RSUs that vest ratably over three years to induce her to join the Company and to offset compensation forfeited at her previous employer. Assuming continuous employment, the RSUs vest in equal installments on the first, second and third anniversaries of the January 29, 2018 grant date. Ms. Clark Dougherty's sign-on bonus is subject to recapture in certain circumstances.

Sign-on compensation for Ms. Clark Dougherty is reflective of her significant industry experience and our desire to maintain a bonus structure for her similar to our other executives. Ms. Clark Dougherty's RSU award was designed to make her whole with respect to compensation forfeited from her former employer.

Health, Welfare and Retirement Benefits

We provide a full range of benefits to our Named Executive Officers, including the medical, dental and disability benefits generally available to our employees. We also sponsor a qualified 401(k) Plan in which our Named Executive Officers may participate on the same general basis as our employees, and which allows participants to make plan contributions on a pre-tax basis and to which we make Company-matching contributions dollar-for-dollar with employee contributions up to 5% of covered compensation.

Because the application of the annual compensation limit under Section 401(a)(17) of the Internal Revenue Code ("Code") prevents our senior executives from fully contributing to the 401(k) Plan and receiving the full Company match, we have adopted a SERP intended to restore contributions lost because of the application of this annual compensation limit. Additionally, participation in the SERP offsets ESOP contributions generally provided to our non-executive employee population. The SERP provides executives who participate in the 401(k) Plan, including the Named Executive Officers, with the opportunity to defer up to 100% of their base salary, up to 100% of amounts payable under the Senior Executive Plan, and PRSU and RSU awards by making contributions to the SERP. Typically, base salary and Senior Executive Plan deferral contributions are matched by the Company as if they had been made under the 401(k) Plan on a dollar-for-dollar basis up to 5% of covered compensation. The SERP is provided to assist executives in accumulating funds on a tax-advantaged basis for retirement and is consistent with observed competitive practices of similarly situated companies.

We do not maintain a defined benefit pension plan or a defined benefit supplemental pension plan for our executive officers.

Perquisites

We provide perquisites and personal benefits to our executive officers, generally in an effort to remain competitive with similarly situated companies. These perquisites and personal benefits consist of:

- Reimbursement of club entrance/initiation fees and monthly club dues;

- Reimbursement of tax, estate and financial planning fees;

- Supplemental family medical and dental coverage up to $100,000 a year through Ultimate Health, which covers annual expenses not covered under the basic medical and dental benefit plans that are generally available to Company employees, and reimbursement of the cost of annual physicals at the Mayo Clinic for each executive officer and his or her spouse;

- Temporary use of Polaris products to encourage a first-hand understanding of the riding experience of our customers and to provide executive officers with an opportunity to evaluate product design and efficiency. This perquisite is offered to various employees throughout the Company and the only variable is the number of products made available. The value of the temporary use of the products to each employee participating in the program is included as part of the employee's total compensation, and the Company grosses up the amount so there is no tax impact to any of the participants;

- Executive officers have access to parts, garments, accessories, and services at no cost. The value of these items is included as part of the executive officer's compensation and the Company grosses up the amount so there is no tax impact to the executive officer in an effort to encourage them to experience our products; and

We prohibit personal use of corporate aircraft by any executive officer unless the Company is reimbursed for the full incremental cost to the Company of such use. Unused tickets from business related sponsorship agreements are from time- to-time made available for personal use. Tickets are included in sponsorship agreements and result in no incremental cost to the Company.

Severance Arrangements

We have entered into severance arrangements with our Named Executive Officers, which provide for certain benefits if an executive officer is involuntarily terminated without cause, terminated without cause in connection with a change in control, or if he or she terminates his or her employment for good reason. The severance arrangements with our Named Executive Officers were established as part of the negotiations of their initial employment terms. The severance arrangements are intended to:

- Allow executive officers to weigh potential transactions focused on shareholder interests and not personal interests;

- Provide executive officers with a measure of security in the event of an actual or potential change in corporate ownership or control; and

- Provide executive officers with a bridge to their next professional opportunity.

The severance arrangements are described in more detail beginning on page 36 under the caption entitled *"Potential Payments Upon Termination or Change-in-Control."*

Clawback Policy

Under our "clawback" policy, the Company may require reimbursement or cancellation of cash-based or equity-based incentive compensation awarded to any of our executive officers subject to Section 16 of the Securities Exchange Act if we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement, and if the award or payout was predicated upon the achievement of financial results that were restated. The policy applies to awards granted after November 1, 2010 and calls for the reimbursement or cancellation of the amount of the award or payout, net of taxes, in excess of what would have been granted or paid based on the actual results unless the Compensation Committee determines in its discretion that a lesser amount to be reimbursed or canceled is appropriate under the circumstances.

Deductibility of Compensation

The Committee has historically made an effort to ensure that the Company could deduct compensation expense under Section 162(m) of the Internal Revenue Code, which limited the tax deductibility of annual compensation paid to NEOs other than the CFO to $1 million unless the compensation qualified as "performance based." The Company has always reserved the right to pay compensation that did not qualify as "performance based" from time to time.

The 2017 Tax Cut and Jobs Act eliminated the ability to rely on this "performance based" exception unless the compensation is payable pursuant to a binding written agreement in effect on November 2, 2017, and also expanded the limitation on deductibility generally to include all of the NEOs. As a result, the Company will generally no longer be able to take a deduction for any compensation paid to its NEOs in excess of $1 million.

Stock Ownership Guidelines

The Compensation Committee believes that an important means of aligning the interests of our executive officers, including our Named Executive Officers, with the interests of our shareholders is to ensure that they own significant amounts of our common stock. The Compensation Committee adopted stock ownership guidelines which require executive officers to hold shares with a value equal to or exceeding a multiple of annual base salary as set forth in the table below. Each executive officer is expected to satisfy the stock ownership guidelines within four years following the date

he or she becomes an executive officer. Executive officers are prohibited from entering into hedging transactions and are subject to restrictions on pledging Company stock as discussed on page 5.

Shares included in this calculation are those directly or indirectly owned, shares held in the SERP, outstanding PRSU awards at target levels and unvested restricted stock and restricted stock unit awards. The following table sets forth the stock ownership guidelines and whether the Named Executive Officers are in compliance with the guidelines:

Name	Stock Ownership Guidelines (as a multiple of base salary)	In Compliance With Guidelines?
Scott W. Wine	7x	Yes
Michael T. Speetzen[1]	4x	Yes
Lucy Clark Dougherty[1]	2x	Yes
Christopher S. Musso[1]	2x	Yes
Kenneth J. Pucel	4x	Yes

(1) Became an executive officer and subject to the stock ownership guidelines less than 4 years ago.

Compensation Committee Report

The Compensation Committee assists the Board in establishing a philosophy and policies regarding executive and director compensation, provides oversight of the administration of our director and executive compensation programs and administers our equity-based compensation plans, reviews the compensation of directors, Named Executive Officers and senior management, and prepares any report on executive compensation required by the rules and regulations of the SEC or other regulatory body, including this Compensation Committee Report.

In performing its oversight responsibilities, the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on the review and discussions, we have recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement for the 2019 Annual Meeting of Shareholders.

COMPENSATION COMMITTEE

Gary E. Hendrickson, Chair
Annette K. Clayton
John P. Wiehoff

Compensation Risk Assessment

Management conducts a risk assessment of our employee compensation policies and practices, including those that apply to our executive officers annually. Management reviewed our compensation plans, program design and existing practices as well as global and local compensation policies, programs and practices applicable to all employees. Management then analyzed the likelihood and magnitude of potential risks, focusing on whether any of our compensation policies and practices varied significantly from our overall risk and reward structure, whether any such policies and practices incentivized individuals to take risks that were inconsistent with our goals, and whether

any such policies and practices have resulted in establishing an inappropriate balance between short-term and long-term incentive arrangements.

Management discussed the findings of the risk assessment with the Compensation Committee. Based on the assessment, we have concluded that our compensation policies and practices are aligned with the interests of shareholders, appropriately reward pay for performance, and do not create risks that are reasonably likely to have a material adverse effect on the Company.

Executive Compensation

Summary Compensation Table

The following table shows, for the fiscal years ended December 31, 2016, 2017, and 2018, the annual compensation paid to or earned by our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Scott W. Wine Chairman and Chief Executive Officer (Principal Executive Officer)	2018	1,006,923	0	3,400,255	3,400,839	1,290,000	202,894	9,300,911
	2017	985,000	0	1,258,878	4,653,134	1,856,558	88,844	8,842,414
	2016	985,000	0	1,307,032	3,089,501	0	76,544	5,458,077
Michael T. Speetzen Executive Vice President – Finance and Chief Financial Officer (Principal Financial Officer)	2018	594,616	0	744,717	744,716	630,000	183,331	2,897,380
	2017	571,923	0	404,293	1,494,434	771,577	153,414	3,395,641
	2016	550,000	0	300,020	1,421,461	0	63,303	2,334,784
Lucy Clark Dougherty[6] Senior Vice President – General Counsel and Secretary	2018	417,116	350,000	3,871,615	496,486	340,000	215,891	5,691,108
Christopher S. Musso[6] President – Off-Road Vehicles	2018	540,000	1,035,825	843,893	844,003	575,000	242,938	4,081,659
	2017	72,692	550,000	3,458,400	0	0	64,277	4,145,369
Kenneth J. Pucel Executive Vice President – Global Operations, Engineering and Lean	2018	657,308	0	1,141,870	1,141,889	630,000	152,518	3,723,585
	2017	636,539	0	532,924	1,969,961	851,239	75,266	4,065,929
	2016	600,000	0	442,836	2,088,677	0	80,570	3,212,083

(1) The amount shown in this column for Ms. Clark Dougherty represents a signing bonus of $350,000 paid upon commencement of her employment on January 29, 2018. The amounts shown in this column for Mr. Musso represents a signing bonus of $550,000 paid in 2017 upon commencement of his employment on November 6, 2017 and a guaranteed incentive of $1,035,825 earned in 2018.

(2) Amounts shown in this column represent the aggregate grant date fair value of PRSUs granted to each of our Named Executive Officers, and the grant date fair value of restricted stock unit awards granted to each of our Named Executive Officers, in the fiscal years indicated. The calculation of the grant date fair value amounts for PRSU awards granted in 2018 assumes target-level performance against the specified PRSU financial goals. The TSR component, which accounts for 25% of the total award, is calculated on a Monte Carlo simulation model for market-based total shareholder return determined under FASB ASC Topic 718. Assuming the highest level of performance is achieved under the applicable performance conditions, the maximum possible value of the PRSUs granted to each of our Named Executive Officers in 2018, using the grant date fair value, would have been as follows: for Mr. Wine, $3,375,250 for Mr. Speetzen, $739,241; for Mr. Pucel; $1,133,473; for Mr. Musso, $837,688; and for Ms. Clark Dougherty, $492,901. The actual value ultimately realized by our Named Executive Officers with respect to these PRSU awards will depend on our actual performance against the specified financial goals and the market value of our common stock on the vesting date, and may differ substantially from the grant date fair values shown. The grant date fair value of the time-based restricted stock unit awards was computed in accordance with FASB ASC Topic 718, based on the closing market price of our common stock on the grant date. Additional information regarding the 2018 equity awards is set forth below under the caption "Grants of Plan-Based Awards in 2018" on page 29.

(3) Amounts shown in this column represent the grant date fair value of stock option awards granted to each of our Named Executive Officers in the fiscal years indicated. Grant date fair value is calculated in accordance with the requirements of FASB ASC Topic 718 using the Black-Scholes method. The assumptions used in determining the grant date fair value of the awards are set forth in Note 4 to the financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(4) Amounts shown in this column represent payments under the Senior Executive Plan, and are reported for the year in which the related services were performed and the incentive amounts earned. Additional information about these payments is set forth under the caption "2018 Annual Incentive Compensation" on page 21.

(5) Amounts shown in this column include Company matching contributions to the 401(k) Plan and SERP, life insurance premiums and the aggregate incremental cost to us of the following perquisites: club dues, relocation benefits, financial planning and tax preparation services, Ultimate Health supplemental health and dental coverage, annual physicals, the use of Company products, the receipt of related parts, garments, accessories, services, and related tax gross-ups. These perquisites are described in further detail under the caption "Perquisites" on page 25. Additional detail regarding the components of the amounts shown for 2018 for each of our Named Executive Officers is provided in the "All Other Compensation Table" on page 28.

(6) Ms. Clark Dougherty became a Named Executive Officer in 2018. Mr. Musso became a Named Executive Officer in 2017.

All Other Compensation Table

The following table provides additional information on the amounts reported in the All Other Compensation column of the Summary Compensation Table for 2018.

	2018 Amount of All Other Compensation ($)				
	S. Wine	M. Speetzen	L. Clark Dougherty	C. Musso	K. Pucel
Financial Planning (Reimbursement)	$ 15,000	$ 1,575	$ 10,000	$ 0	$ 4,130
Club Initiation Fees and Monthly Dues (Reimbursement)	10,653	5,196	45,390	0	9,910
Relocation	0	0	82,349	52,679	0
Life Insurance Policy Premiums	546	546	501	546	546
Ultimate Health Premiums	14,412	14,412	10,252	14,412	14,412
Annual Physicals (Executive and Spouse)	2,093	4,579	0	0	3,642
401(k) Plan Matching Contributions by Company	13,750	13,750	13,750	13,750	13,750
SERP Matching Contributions by Company	127,472	53,406	0	0	60,408
Use of Polaris Products[1]	5,943	4,873	963	5,296	5,262
Polaris Parts, Garments and Accessories[2]	4,262	51,440	5,261	54,170	19,335
Gross-Up on Perquisites[3]	8,763	33,554	47,425	102,085	21,123
Total	**$ 202,894**	**$ 183,331**	**$ 215,891**	**$ 242,938**	**$ 152,518**

(1) Each year, the CEO is provided the use of up to16 Polaris products, the EVPs (which includes Musso. Speetzen and Pucel) are provided the use of up to 12 Polaris products and other executive officers are provided the use of up to 10 Polaris products. The products used by our executives are either returned to the Company or purchased at a price greater than cost at the end of the defined usage period. We sell the returned products to dealers at an amount greater than cost of such products to the Company. The amount shown is the imputed value based on the estimated fair market value of the use of the unit (or units) for the period of time that the unit was in the executive's possession.

(2) The value shown is the cost to the Company for Polaris parts, garments, accessories, and services, including those marketed by Transamerican Auto Parts, provided to each of the Named Executive Officers.

(3) This amount represents tax gross-ups on relocation expenses, the use of Polaris products and related parts, garments, and accessories, including those marketed by Transamerican Auto Parts.

Grants of Plan-Based Awards in 2018

The following table summarizes each grant of an equity or non-equity incentive award during 2018 to each of our Named Executive Officers. All equity awards were granted under the Omnibus Plan.

Name	Grant Date	Approve Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Scott W. Wine	1/31/18	1/31/18	201,385	1,258,654	2,517,308							
	1/31/18	1/31/18				7,577	15,154	30,308				1,687,701
	1/31/18	1/31/18							15,154			1,712,554
	1/31/18	1/31/18								131,770	113.01	3,400,839
Michael T. Speetzen	1/31/18	1/31/18	118,923	594,616	1,189,232							
	1/31/18	1/31/18				1,660	3,319	6,638				369,637
	1/31/18	1/31/18							3,319			375,080
	1/31/18	1/31/18								28,855	113.01	744,716
Lucy Clark Dougherty	1/31/18	1/31/18	83,423	333,693	667,385							
	1/31/18	1/31/18				1,107	2,213	4,426				246,462
	1/31/18	1/31/18							2,213			250,091
	1/29/18	12/29/17							25,142			3,375,062
	1/31/18	1/31/18								19,237	113.01	496,486
Christopher S. Musso	1/31/18	1/31/18	108,000	540,000	1,080,000							
	1/31/18	1/31/18				1,881	3,761	7,522				418,863
	1/31/18	1/31/18							3,761			425,031
	1/31/18	1/31/18								32,702	113.01	844,003
Kenneth J. Pucel	1/31/18	1/31/18	131,462	657,308	1,314,616							
	1/31/18	1/31/18				2,545	5,089	10,178				566,762
	1/31/18	1/31/18							5,089			575,108
	1/31/18	1/31/18								44,244	113.01	1,141,889

(1) Amounts in these columns represent potential payouts under the Senior Executive Plan, which is our annual cash incentive plan, based on the achievement of specified financial and other goals. The threshold payouts are 20% of eligible wages and the target payouts range from 80% to 125% of eligible wages among our Named Executive Officers. The maximum payouts represent the maximum payout amounts, which for Mr. Wine is 250% of eligible wages, for Messrs. Speetzen, Pucel, and Musso is 200%, and for Ms. Clark Dougherty is 160% of base salary. See "2018 Annual Incentive Compensation" on page 21. These estimated payout amounts are based on each Named Executive Officer's salary for the year in which performance occurs.

(2) Amounts in these columns for each Named Executive Officer represent the number of PRSUs that may be earned and vested based on the degree to which the financial goals are attained. The threshold number of units that may be earned is 50% of target, and the maximum number of units that may be earned is 200% of target. The target number of units for each individual is based on a specified dollar amount for that Named Executive Officer that was converted into stock units at a per unit price of $113.01, the closing market price of a share of common stock at the applicable measurement date for the award. The grant date fair value of PRSUs granted in 2018 is partially determined based on a Monte Carlo simulation model for market-based total shareholder return. For additional information on the valuation assumptions and more discussion with respect to the valuation of equity awards, refer to Note 4 to the audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(3) Amounts in this column represent RSUs awarded to the Named Executive Officers. For Ms. Clark Dougherty, amounts in this column also includes the number of restricted stock units awarded to Ms. Clark Dougherty on her January 29, 2018 date of hire. This award is discussed under the caption "Ms. Clark Dougherty's New Hire Compensation" on page 24.

(4) Each amount reported in this column represents the grant date fair value of the applicable award which was determined pursuant to FASB ASC Topic 718. The calculation of the grant date fair value of the PRSU awards discussed in footnote (2) is based partially on a Monte Carlo simulation model for market-based total shareholder return, which accounts for 25% of the award. The actual amounts that will be received by our Named Executive Officers with respect to these performance-based awards will be determined at the end of the performance period based upon our actual performance, which may differ from the performance that was deemed probable at the date of grant.

Additional Information About Plans and Agreements Affecting Reported Compensation

The following additional information is provided regarding various plans and agreements that affect the compensation information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards in 2018 table above.

Offer Letters

We entered into an offer letter agreement with Ms. Clark Dougherty in connection with her hiring that provides for an annual base salary, subject to annual review, and generally provides for ongoing participation in incentive compensation, equity-based compensation and benefit plans. Ms. Clark Dougherty's letter agreement also provided for payment of a signing bonus that would be repayable on pro rata basis if she were to resign within twenty-four months.

Incentive Plan Awards

Senior Executive Plan

Annual cash incentive compensation awards are made to each of our Named Executive Officers and other eligible employees pursuant to the Senior Executive Plan. The Senior Executive Plan provides for the payment of awards to participants selected by the Compensation Committee to the degree we, or any subsidiary, business unit or geographic region thereof, achieves performance objectives specified by the Compensation Committee at the beginning of a calendar year performance period. The performance objectives are to be based on one or more business criteria specified in the Senior Executive Plan. In establishing our performance goals, the Compensation Committee provides that adjustments will be made for specified unusual events such as acquisitions, dispositions, restructurings and legal settlements. Although all awards are payable in cash, they may be denominated in cash and/or in units with a value equivalent to a share of our common stock.

Additional information about Senior Executive Plan awards made in 2018 to our Named Executive Officers, including the performance objectives established by the Compensation Committee and the determination of amounts to be paid, is provided under the caption "*2018 Annual Incentive Compensation*" on page 21. The estimated threshold, target and maximum payments under the Senior Executive Plan for 2018 are reflected in the "Estimated Potential Payouts Under Non-Equity Incentive Plan Awards" columns in the Grants of Plan-Based Awards in 2018 table on page 29. The amounts actually paid in connection with Senior Executive Plan awards during each of the years 2016-2018 are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 27.

Equity-Based Awards

Performance Restricted Stock Units

PRSU awards are made to each of our Named Executive Officers and other eligible employees pursuant to the Omnibus Plan. The PRSU awards will be earned to the degree that we, or any subsidiary, business unit or geographic region thereof, achieve performance objectives specified by the Compensation Committee at the beginning of a three-year performance period. The performance objectives are to be based on one or more business criteria specified in the Omnibus Plan or other metrics

approved by the Compensation Committee. In establishing our performance goals, the Compensation Committee may provide that adjustments will be made for specified unusual events such as acquisitions, dispositions, restructurings and legal settlements.

Each PRSU will be paid out in the form of one share for each PRSU determined by the Compensation Committee to have been earned and vested over the applicable performance period. Below is a discussion of the PRSU awards over the past three years:

2018 PRSUs

Additional information about PRSU awards made in 2018 to our Named Executive Officers, including the performance periods and performance objectives established by the Compensation Committee, is provided under the caption "*2018 Long-Term Compensation*" on page 22. The estimated threshold, target and maximum awards for the 2018-2020 performance period and the grant date fair value of such awards are shown in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns in the Grants of Plan-Based Awards in 2018 table on page 29.

2017 PRSUs

PRSUs granted in 2017 may be earned during the course of the 2017-2019 performance period based on level of achievement against the performance objectives specified at the beginning of the performance period. All earned PRSUs will either vest and be paid out in the form of one share for each earned and vested PRSU or, if elected by the executive officer, the receipt of the shares may be deferred such that each resulting deferred stock unit represents the right to receive one share of common stock upon the settlement date elected by the Named Executive Officer under the SERP. Amounts deemed invested in deferred stock units in the SERP may be transferred into an alternative investment account in the SERP after a period of six months and one day.

A performance objective is intended to align the management's interests with those of shareholders. In 2017, the Compensation Committee selected total shareholder return relative to the Company's peer group (relative TSR) as the single metric for the PRSU awards. Although relative TSR is the sole metric for 2017, the Compensation Committee may use one or more other metrics in the future as it deems appropriate. Relative TSR for the Company or any member of the Peer Group during the performance period means the cumulative total shareholder return during the performance period on the applicable company's common stock as measured by the change in the company's stock price from the beginning of the performance period to the end of the performance period and takes into account the assumed reinvestment of all dividends paid during the performance period. The beginning stock price for a company will be the average closing sales price as reported on the national securities exchange on which it trades during the period of November 1, 2016 through December 31, 2016. The ending stock price for a company will be the average closing sales price as reported on the national securities exchange on which it trades during the period of November 1, 2019 through December 31, 2019.

Named Executive Officers who received a PRSU award may earn PRSUs based upon the level of achievement against a specified goal. The level of achievement against the performance objective will determine the number of PRSUs that may be earned. For the 2017-2019 performance period, the maximum number of PRSUs that each Named Executive Officer may earn was set by the Compensation Committee at 150% of target and the minimum performance objective was established as relative TSR rank in the 25th percentile. Performance below this level would result in no PRSUs vesting and consequently, no equity would be issued under this award.

2016 PRSUs

For PRSU awards granted in 2016 for the 2016-2018 performance period, we achieved approximately 16% return on invested capital, above the 12% goal required to earn the maximum number of PRSUs subject ot the awards. However, for purposes of the additional goals that had been established to guide the Compensation Committee's discretion in potentially paying out less than the maximum number of PRSUs, we achieved performance that was above the target level for revenue, and both net income from continuing operations and operating income as a percentage of sales were below the minimum threshold. As a result of this performance, the Compensation Committee determined that the PRSU awards would be paid out at 29.7% of target for the 2016-2018 performance period, and the amounts received by the Named Executive Officers are summarized in the "Option Exercises and Stock Vested in 2018" table on page 34.

	2018 Net Income from Continuing Operations ($ millions)	Percent of Target Earned (%)	2018 Operating Profit as a Percent of Sales (%)	Percent of Target Earned (%)	2018 Revenue ($ millions)	Percent of Target Earned (%)
Threshold[1]	512	25.0	15.0	12.5	5,008	12.5
Target[1]	565	50.0	15.5	25.0	5,620	25.0
Maximum[1]	657	100.0	16.5	50.0	6,630	50.0
Actual	399	0.0	9.2	0.0	5,809	29.7

(1) *Percentage earned for performance between any of the specified levels will be determined on a pro rata basis.*

Stock Options

Stock option awards granted under the Omnibus Plan during 2018 to employees of our Company, including our Named Executive Officers, have an exercise price equal to 100% of the fair market value of a share of our common stock on the date of grant. Each stock option granted to our Named Executive Officers vests and becomes exercisable in three equal installments on each of the first, second and third anniversaries of the date of grant and has a 10-year term. If employment terminates for any reason other than disability, death or retirement, then any vested portion of the option will be generally exercisable for 30 days after employment ends unless terminated for cause. If employment terminates due to disability or death, then any unvested portion of the option will vest immediately and all exercisable options will remain exercisable for one year following termination of employment.

If employment terminates by reason of retirement, the vested option will be exercisable for the full term of the option and the unvested portion of the option will vest immediately and remain exercisable for the full term of the option provided that the grant occurred at least 12 months prior to the retirement date and notice of retirement was given to the Company at least one-year in advance. In no event will an option be exercisable beyond the end of its original term. Upon a change in control of our Company, each outstanding option will become immediately vested and exercisable in full only if the option is not continued, assumed or replaced or if the Named Executive Officer is terminated without cause or terminates his or her employment for good reason within one year of the event.

Restricted Stock Units

RSUs provide stability to total compensation packages and a retention benefit, while maintaining a focus on stock growth. RSU awards are also provided occasionally for new hires, promotions, or special recognition and are subject to three-year cliff vesting to maximize the retention benefit. RSUs awarded to our Named Executive Officers during 2018 were granted under the Omnibus Plan and vest in full on the third anniversary of the date of grant. No dividend equivalents are paid on the RSUs. Upon a change in control of our Company, each outstanding RSU will become immediately vested in full only if the RSU is not continued, assumed or replaced or if the Named Executive Officer is terminated without cause or terminates his or her employment for good reason within one year of the event.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table sets forth information concerning unexercised stock option awards, unvested restricted stock awards, and unvested PRSU awards for each of the Named Executive Officers as of December 31, 2018.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[12] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[12] ($)
Scott W. Wine	90,000		65.57	02/01/2022				
	163,000		86.45	01/30/2023				
	101,000		125.67	01/29/2024				
	42,500	42,500[1]	146.63	01/28/2025				
	106,500	106,500[2]	70.18	01/27/2026				
		245,218[3]	89.39	01/25/2027				
		131,770[4]	113.01	01/31/2028				
							7,663[5]	587,599
							7,577[6]	581,004
					15,154[7]	1,162,009		
Michael T. Speetzen	6,000	6,000[8]	133.50	08/03/2025				
		24,500[2]	70.18	01/27/2026				
		49,000[9]	70.18	01/27/2026				
		78,756[3]	89.39	01/25/2027				
		28,855[4]	113.01	01/31/2028				
							2,461[5]	188,709
							1,660[6]	127,289
					3,319[7]	254,501		
Lucy Clark Dougherty		19,237[4]	113.01	01/31/2028				
							1,107[6]	84,885
					2,213[7]	169,693		
					25,142[10]	1,927,889		
Christopher S. Musso		32,702[4]	113.01	01/31/2028				
							1,881[6]	144,235
					30,000[11]	2,300,400		
					3,761[7]	288,393		
Kenneth J. Pucel	45,000		154.31	12/01/2024				
	13,000	13,000[1]	146.63	01/28/2025				
		36,000[2]	70.18	01/27/2026				
		72,000[9]	70.18	01/27/2026				
		103,816[3]	89.39	01/25/2027				
		44,244[4]	113.01	01/31/2028				
							3,244[5]	248,750
							2,545[6]	195,151
					5,089[7]	390,225		

(1) Represents a stock option granted on January 28, 2015 under the Omnibus Plan, which will vest as to the remaining shares on the fourth anniversary of the date of grant.
(2) Represents a stock option granted on January 27, 2016 under the Omnibus Plan, which will vest with respect to 50% of the shares on each of the second and fourth anniversaries of the date of grant.
(3) Represents a stock option granted on January 25, 2017 under the Omnibus Plan, which will vest with respect to 50% of the shares on each of the second and fourth anniversaries of the date of grant.
(4) Represents a stock option granted on January 31, 2018 under the Omnibus Plan, which will vest with respect to one-third of the shares on each of the first, second, and third anniversaries of the date of grant.
(5) Represents PRSU awards made on January 25, 2017 under the Omnibus Plan for the three-year performance period beginning January 1, 2017 and ending December 31, 2019 ("the 2017 PRSU Grant"). Units subject to the 2017 PRSU Grant may be earned and vested after the end of the three-year performance period and prior to March 15, 2020. The amount shown is the threshold number of units that could be earned and paid out in shares. There is no assurance that the threshold amount will be the actual amount ultimately paid.
(6) Represents PRSU awards made on January 31, 2018 under the Omnibus Plan for the three-year performance period beginning January 1, 2018 and ending December 31, 2020 ("the 2018 PRSU Grant"). Units subject to the 2018 PRSU Grant may be earned and vested after the end of the three-year performance period and prior to March 15, 2021. The amount shown is the threshold number of units that could be earned and paid out in shares. There is no assurance that the threshold amount will be the actual amount ultimately paid.
(7) Represents a time-based restricted stock unit award granted on January 31, 2018 under the Omnibus Plan that will vest with respect to 100% of the units on the third anniversary of the of grant.
(8) Represents a stock option granted on August 3, 2015 under the Omnibus Plan, which will vest as to the remaining shares on the fourth anniversary of the date of grant.
(9) Represents a stock option granted on January 27, 2016 under the Omnibus Plan, which will vest with respect to 100% of the shares on the third anniversary of the date of grant.
(10) Represents a time-based restricted stock unit award granted on January 29, 2018 under the Omnibus Plan that will vest as to one-third of the units on each of the first, second, and third anniversaries of the date of the grant.
(11) Represents a time-based restricted stock unit award granted on November 6, 2017 under the Omnibus Plan that will vest as to 2,500 units on the last day of each quarter starting with the first quarter of 2019 and ending with the last quarter of 2021.
(12) These amounts are based upon our stock price of $76.68 on December 31, 2018, the last business day of the year. The actual value realized by our Named Executive Officers could be different based upon the eventual stock prices at the time of vesting.

Option Exercises and Stock Vested in 2018

The following table provides information concerning the aggregate number of stock options exercised and restricted stock units that vested for each of our Named Executive Officers during 2018, and the aggregate dollar values realized by each of our Named Executive Officers upon such event.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Scott W. Wine	245,000	17,848,359	5,532(4)	467,897
Michael T. Speetzen	24,500	1,350,057	6,270(5)	661,317
Lucy Clark Dougherty	0	0	0	0
Christopher S. Musso	0	0	0	0
Kenneth J. Pucel	36,000	1,965,236	1,875(6)	158,588

(1) Amounts shown in this column are based on the difference between the fair market value of a share of our common stock on the date of exercise and the exercise price.
(2) Amounts shown in this column include shares subject to a restricted stock award granted to Mr. Speetzen that vested during 2018, and shares that were issuable to Messrs. Wine, Speetzen, and Pucel in settlement of PRSUs that were earned as of December 31, 2018 for the 2016-2018 performance period.
(3) Amounts shown in this column are based on fair market value of a share of our common stock on the applicable vesting date. The PRSUs that were earned as of December 31, 2018 vested on January 30, 2019, upon the Compensation Committee's certification that the applicable performance goals had been satisfied.
(4) This amount represents 5,532 PRSUs that vested on January 30, 2019 valued at $84.58 per share. Mr. Wine elected to defer receipt of 5,532 of the settlement shares, with an equivalent number of deferred stock units then credited to the Company stock fund in his SERP account.
(5) This amount represents 5,000 shares of restricted stock units that vested on August 3, 2018 valued at $110.78 per share, and 1,270 PRSUs that vested on January 30, 2019 valued at $84.58 per share.
(6) This amount represents 1,875 PRSUs that vested on January 30, 2019 valued at $84.58 per share.

Nonqualified Deferred Compensation in 2018

The following table sets forth information regarding the contributions by each Named Executive Officer and the Company to the SERP, as well as information regarding earnings, aggregate withdrawals and distributions and balances under the SERP, for each Named Executive Officer as of and for the fiscal year ended December 31, 2018.

Name	Executive Contributions in Last FY ($)[1]	Company Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Scott W. Wine	2,043,900	127,472	217,960	0	19,956,059
Michael T. Speetzen	67,156	53,406	(14,609)	0	213,360
Lucy Clark Dougherty	0	0	0	0	0
Christopher S. Musso	0	0	0	0	0
Kenneth J. Pucel	848,153	60,408	(87,818)	0	1,046,201

(1) These amounts represent elective contributions into the SERP during 2018 of a portion of base salary earned during 2018 and a portion of the incentive compensation earned in 2017 and payable during 2018 under the Senior Executive Plan and/or pursuant to the PRSU awards by or to each of the Named Executive Officers. The amount of any base salary deferred is included in the amount reported in the 2018 salary column of the Summary Compensation Table and the amount of any annual incentive deferred is included in the amount reported in the 2017 non-equity incentive plan compensation column of the Summary Compensation Table. The amount of any PRSU settlement that is deferred does not necessarily correspond to the grant date fair value of that PRSU award reported in the Summary Compensation Table in the year the award was granted. Deferrals related to amounts otherwise payable in 2019 (even if considered earned in 2018) will be shown as executive contributions for 2019.

(2) These amounts represent Company matching contributions to the SERP during 2018. The amount in this column for each Named Executive Officer is included in the "All Other Compensation" column of the Summary Compensation Table for 2018.

(3) These amounts represent earnings (losses) during 2018 credited to (deducted from) the respective Named Executive Officers' SERP accounts. None of these amounts are included in compensation reported in the Summary Compensation Table because none of the earnings are considered to be "above market."

(4) Of the aggregate balances shown, the following amounts were previously reported as salary, annual incentive compensation, LTIP award compensation or all other compensation in Summary Compensation Tables covering fiscal years 2008–2017: Mr. Wine, $12,965,025; Mr. Speetzen, $93,404; and Mr. Pucel, $186,639. Mr. Musso and Ms. Clark Dougherty were not eligible to participate in the SERP in 2017.

We sponsor a 401(k) Plan that allows employees to make plan contributions on a pre-tax basis. Employees are automatically enrolled at 5% of covered compensation and can affirmatively elect to contribute 0-50% of covered compensation into the 401(k) Plan. We match employee contributions dollar-for-dollar up to 5% of base salary and Senior Executive Plan deferrals. Although Named Executive Officers are eligible to participate in the 401(k) Plan, the application of the annual compensation limit under Section 401(a)(17) of the Code prevents Named Executive Officers from fully contributing to the 401(k) Plan and receiving the full Company match. The SERP provides executives who participate in the 401(k) Plan with the opportunity to defer up to net 100% of their base salary, up to 100% of amounts payable under the Senior Executive Plan, and PRSUs and RSU, into the SERP. Typically, base salary and Senior Executive Plan deferral contributions are matched by the Company as if they had been made under the 401(k) Plan on a dollar-for-dollar basis up to 5% of covered compensation. The SERP is intended solely to restore contributions lost because of the application of the annual compensation limit under Section 401(a)(17) of the Code to the 401(k) Plan.

The SERP account of each Named Executive Officer is deemed to be invested in the fund(s) designated by the Named Executive Officer. For this purpose, the Named Executive Officers may choose among the same funds that are available to our employees generally under the 401(k) Plan or self-direct all or any portion of their investments. Deemed investment earnings and losses are applied to each Named Executive Officer's SERP account based upon the performance of the applicable investment fund. At December 31, 2018, accounts of the Named Executive Officers could be in self-directed investments or be invested in the following funds:

Fidelity Investments Money Market Treasury Only – Institutional Class	Vanguard Mid-Cap Index Fund – Institutional Shares
Polaris Stock Fund	Vanguard Small-Cap Index Fund – Institutional Shares
Vanguard Institutional Index Fund – Institutional Shares	Vanguard Target Retirement 2030 Trust II

The return on these available mutual funds ranged from 1.74% to -36.22% in 2018. Under the SERP, the Named Executive Officers may elect to receive distributions (i) six months following separation of service or one year after separation of service; (ii) upon the attainment of a certain age, designated by the Named Executive Officer, between 59 ½ and 70 ½, provided that the Named Executive Officer will not attain the designated age for at least three years after his election; or (iii) the earlier or later of (i) or (ii). Named Executive Officers may elect to receive the distribution in a lump sum or in monthly, quarterly or annual installments over a period not to exceed 10 years. If the installment method is elected, the Named Executive Officer's account will continue to be credited with a prorated amount of deemed investment earnings and losses during the installment period.

Potential Payments Upon Termination or Change In Control

Our Named Executive Officers are eligible to receive certain payments and benefits in the event of termination of their employment, including following a change in control, and upon a change in control pursuant to severance arrangements and equity award agreements with the Company.

Severance Arrangements with Named Executive Officers

We have entered into severance arrangements with our Named Executive Officers, which provide certain benefits to the Named Executive Officers upon their termination of employment under certain circumstances, including following a "change in control." For this purpose, a "change in control" is deemed to occur if:

- There is a substantial change in the composition of the Board which causes at least one-half of the Board to consist of new directors that were not nominated by the Company; or

- A third party acquires ownership of 35% or more of our common stock, unless such acquisition is approved by the Company; or

- We engage in certain extraordinary corporate events (such as a liquidation, dissolution, reorganization, merger or sale of all or substantially all of our assets), unless we are the surviving entity after such transaction or at least one-half of our Board continue to serve as directors of the surviving entity after such transaction, as applicable.

Under the severance arrangements, a Named Executive Officer will be considered to have been terminated without cause if he or she is terminated other than for willful and continued nonperformance, conviction of a felony or other misconduct or detrimental actions as specified in the applicable agreement. A Named Executive Officer will be considered to have terminated his or her employment for good reason if he or she terminates employment due to a material reduction in title, authority, responsibilities or base compensation, a material change in the location of his or her principal place of employment or nonperformance by the Company of any material obligations owed to him or her, all as specified in the applicable agreement. For Mr. Musso, good reason includes a material reduction in base competition or benefits unless such reduction applies to all other executive officers of the Company.

Severance, Proprietary Information and Noncompetition Agreement with Mr. Wine

At December 31, 2018, we were a party to a severance, proprietary information and noncompetition agreement with Mr. Wine, our Chairman and CEO, dated September 1, 2008 ("Wine Severance Agreement"). The terms of the Wine Severance Agreement were established during the negotiations leading to his employment by the Company as our CEO. Mr. Wine is entitled to certain payments and benefits under the Wine Severance Agreement if his employment is terminated without cause or if he terminates his employment with good reason. The magnitude of the payments and benefits is dependent upon whether or not the termination was upon or within 24 months following a change in control (referred to as a "change in control termination" if occurring within that 24 month period).

Change in Control Related Payments

In the event of a change in control termination, Mr. Wine is entitled to receive:

- A lump sum payment equal to two times his average annual cash compensation (including base salary and cash incentives under the Senior Executive Plan) for the three fiscal years preceding the change in control termination;

- Any earned but unpaid cash incentive award under the Senior Executive Plan;

- If the termination occurs during the fiscal year after June 30, a payment of the amount of the average cash incentive award under the Senior Executive Plan paid to him for the three fiscal years immediately preceding the change in control, prorated for the full number of months actually worked in the current fiscal year prior to the termination.

Non-Change in Control Termination Related Payments

In the case of a termination without cause or with good reason not in connection with a change in control, Mr. Wine is entitled to receive:

- The sum of (i) 100% of his annual base salary as of the termination date plus (ii) the amount of the cash incentive award paid to him under the Senior Executive Plan for the fiscal year immediately preceding the fiscal year in which the termination takes place payable over a period of one year;

- Any earned but unpaid cash incentive award under the Senior Executive Plan;

- If the termination occurs during the fiscal year after June 30, payment of an amount equal to the cash incentive award under the Senior Executive Plan paid to him for the fiscal year immediately preceding the fiscal year in which the termination takes place, prorated for the full number of months actually worked in the current fiscal year prior to the termination;

- If he elects to receive benefits under the Consolidated Omnibus Reconciliation Act ("COBRA"), payment for the premiums for coverage of Mr. Wine, his spouse and/or dependents under our group health plans pursuant to COBRA for a one-year period;

- Pursuant to the PRSU award agreements, Mr. Wine is entitled to an amount equal to what he would otherwise be eligible to receive pursuant to any outstanding PRSU award had he remained continuously employed through the end of the applicable performance period under the PRSU, prorated based on the percentage of the performance period that has elapsed as of the date of termination; and

- Reasonable executive outplacement services.

The amount of payments and benefits under the Wine Severance Agreement and the PRSU awards are detailed in the table appearing under the caption "*Potential Payments to Mr. Wine*" on page 40. As a condition to receiving payments and benefits under the severance agreement, Mr. Wine must execute a general waiver and release of any claims against the Company. The Wine Severance Agreement also provides that during and for a period of (i) 60 months following termination, Mr. Wine is prohibited from using or disclosing our proprietary information, except as required by his duties to Polaris and (ii) two years following termination, Mr. Wine must refrain from working for or acquiring an ownership interest (other than an interest of up to 1% of publicly held securities) in our competitors, or soliciting our employees.

Severance Agreements with Mr. Speetzen, Ms. Clark Dougherty, and Messrs. Musso and Pucel

Change in Control Related Payments

We have entered into severance agreements with Mr. Speetzen, Ms. Clark Dougherty, and Messrs. Musso and Pucel which provide that if upon or within 24 months after a change in control, any of such Named Executive Officers terminates employment for good reason or if his or her employment is terminated by the Company without cause, then the Named Executive Officer will be entitled to:

- A lump sum cash payment equal to two times average annual cash compensation (including base salary and cash incentives under the Senior Executive Plan) for our three fiscal years (or lesser number of fiscal years if employed for a shorter duration) immediately preceding such termination; and

- Any earned but unpaid cash incentive awards under the Senior Executive Plan.

No cash incentive award will be paid for any part of the fiscal year in which the termination occurs.

Non-Change in Control Termination Related Payments

Under the severance agreements, a non-change in control termination is deemed to occur if the Named Executive Officer is terminated by the Company without cause other than in connection with a change in control. In the event of a non-change in control termination, the Named Executive Officer will be entitled to:

- The sum of (i) 100% of his or her annual base salary as of the termination date plus (ii) the amount of the cash incentive award under the Senior Executive Plan that was paid to the Named Executive Officer for the fiscal year immediately preceding the fiscal year in which the termination takes place;

- Any earned but unpaid cash incentive award under the Senior Executive Plan;

- Eligibility for retirement benefits for officers upon attainment of age and service criteria, which are discussed under the caption "*Payments Made Upon Retirement*" on page 38;

- If the Named Executive Officer elects to receive benefits under COBRA, payment for the premiums for coverage of the Named Executive Officer, his or her spouse and/or dependents under our group health plans pursuant to COBRA for a one-year period;

- Pursuant to the PRSU award agreements, the Named Executive Officers are entitled to an amount equal to what the Named Executive Officer would otherwise be eligible to receive pursuant to any outstanding PRSU award had he or she remained continuously employed through the end of the applicable performance period under the PRSU, prorated based on the percentage of the performance period that has elapsed as of the date of termination;

- Reasonable executive outplacement services; and

- Except for Mr. Musso, the release of restrictions on all outstanding restricted stock and restricted stock unit awards for which the performance goal has been met and the performance period has expired.

The amounts payable to each Named Executive Officer under the severance agreements and PRSU awards are quantified in the tables appearing under the caption "*Potential Payments to Mr. Speetzen, Ms. Clark Dougherty, and Messrs. Musso and Pucel*" on page 41.

Equity Award Agreements

Mr. Wine's stock option award agreements provide for full, accelerated vesting of all unvested options if employment is terminated due to death or disability or after normal retirement age. For those stock options granted to him after May 2015, vesting will accelerate in full upon a change a control only if the options are not continued, assumed or replaced or if Mr. Wine experiences a termination of employment within one year for reasons other than cause or for good reason. Under Mr. Wine's PRSU award agreements, vesting will accelerate as to the same percentages of units in connection with a change in control only if the PRSU awards are not continued, assumed or replaced or if Mr. Wine experiences a termination of employment within one year without cause or for good reason. In addition, if Mr. Wine is terminated by the Company without cause or he terminates his employment for good reason other than in connection with a change in control, he will be entitled to have vest, at the end of the performance period, a pro rata portion of the units that would otherwise be deemed to have been earned during the performance period. The prorated portion of the earned payout is based on the amount of the performance period that has elapsed as of the date of termination following the change in control. The balance of the award is forfeited.

The stock option award agreements for Mr. Speetzen, Ms. Clark Dougherty, and Messrs. Musso and Pucel provide for full, accelerated vesting of options if employment is terminated due to death or disability or after retirement age. Stock options granted to Mr. Speetzen, Ms. Clark Dougherty, and Messrs. Musso and Pucel provide for full, accelerated vesting in the event of a change in control only if the options are not continued, assumed or replaced or if they experience a termination of employment without cause or for good reason within one year. The PRSU award agreements for these individuals provide for accelerated vesting of the awards under the same circumstances and to the same degree as described above for Mr. Wine. Time-based restricted stock unit awards are subject to accelerated vesting in the event of a change in control only if the awards are not continued or if the Named Executive Officer is terminated within one year without cause or for good reason. For Mr. Musso, his time-based restricted stock unit award will vest if he experiences an involuntary termination of employment for reasons other than cause or if he terminates his employment for good reason not in connection with a change in control.

Under the equity award agreements, a Named Executive Officer will be considered to have been terminated without cause or to have terminated his employment for good reason under the same circumstances as described above in connection with the Named Executive Officers' severance arrangements.

The amounts payable to Mr. Wine under the equity award agreements are quantified in the table appearing under the caption "*Potential Payments to Mr. Wine*" on page 40, and the amounts payable to the other Named Executive Officers are quantified in the table appearing under the caption "*Potential Payments to Mr. Speetzen, Ms. Clark Dougherty, and Messrs. Musso and Pucel*" on page 41.

Payments Made Upon Retirement

We maintain the 401(k) Plan and the restorative SERP, as explained in the section entitled "*Nonqualified Deferred Compensation in 2018*" on page 35. We do not maintain a defined benefit pension plan or a defined benefit supplemental pension plan for our Named Executive Officers.

We do, however, provide certain benefits and perquisites to Named Executive Officers that are retirement-eligible. These benefits and perquisites include:

- Medical insurance coverage or cash equivalent for retirees and their spouses from age 55 to 64 with coverage coinciding with Medicare Part B on and after age 65;
- Dental insurance coverage for retirees and their spouses at the same coverage level with the same provider as an active employee;
- Continued annual physical exams at the Mayo Clinic for retirees and their spouses in accordance with the active officer benefit;

- Continued use of Polaris products in accordance with the active Named Executive Officer benefits, including related parts, garments and accessories;
- For Senior Executive Plan participants, a possible prorated payout under the plan based on the time worked during the incentive compensation award period payable in accordance with the normal payment schedule; and
- For vested stock options, an exercise period of 36 months or the full term of the option for options issued after May 2015; for outstanding stock options that have not vested as of the retirement date, the option will immediately vest and remain exercisable for 36 months or the full term of the option for all options issued after May 2015, provided the grant occurred at least 12 months prior to the retirement date and notice of retirement was given to the Company at least one-year in advance. To be eligible for full retirement-age benefits, the Named Executive Officer must have attained the age of at least 65. None of our Named Executive Officers were retirement-eligible as of December 31, 2018.

We also provide certain retirement benefits to Named Executive Officers who have attained the age of at least 55 and have a minimum of 10 years of service to our Company. These benefits include the same benefits available at full retirement age described above, except that for Mr. Wine, all outstanding stock options granted prior to 2016 that have not yet vested are forfeited.

Mr. Pucel is also eligible for an additional payment equal to three times his annual base salary upon retirement on or after age 55 plus five years of service. Mr. Pucel received this benefit as part of an inducement to join Polaris and as a substitute to a comparable benefit he received from his prior employer.

None of the Named Executive Officers has attained the age of 55 and had at least 10 years of service (or 5 years with respect to Mr. Pucel) at the Company as of December 31, 2018.

Non-Compete and Non-Solicitation Agreements

As described in "*Severance, Proprietary Information and Noncompetition Agreement with Mr. Wine*" on page 36, Mr. Wine has agreed not to engage in competitive activities or solicit employees for a period of two years following his termination of employment. The other Named Executive Officers were required to enter into non-competition agreements as a condition to the receipt of certain equity grants, under which they agree to not engage in competitive activities or soliciting employees for a period of eighteen months following their termination of employment.

Potential Payments to Named Executive Officers Upon Termination

The following tables quantify the amounts and benefits payable to the Named Executive Officers upon termination under various scenarios. In calculating the payments set forth in such tables, we have assumed that (i) the date of termination was December 31, 2018, the last business day of fiscal year 2018, and (ii) the stock price was $76.68 per share, the closing market price of our common stock on such date. The tables do not reflect payments and benefits that are provided on a non-discriminatory basis to salaried employees generally upon termination, including:

- Earned but unpaid base salary through the date of termination;
- Accrued but unused vacation pay through the date of termination;
- Company matching contributions to the 401(k) Plan in an amount which takes into account the final payouts for base salary, incentive awards under the Senior Executive Plan, if any, and accrued vacation;
- Distributions of plan balances under the Polaris 401(k) Plan; and
- A life insurance benefit equal to two times base salary up to a maximum of $650,000, payable in the event of termination upon death.

The tables also do not reflect amounts attributable to vested, non-forfeitable equity-based awards (see "*Outstanding Equity Awards at 2018 Fiscal Year-End*" on page 33), or distributions of plan balances under the SERP (see "*Nonqualified Deferred Compensation in 2018*" on page 35). In addition, the tables do not reflect any applicable tax withholdings or other deductions by the Company from the amounts otherwise payable to the Named Executive Officers upon termination of employment. To the extent applicable, the present value of the payments presented in the tables below was calculated using a discount rate of 5%.

We provide a number of lifetime benefits and perquisites to our Named Executive Officers upon retirement or receipt of early retirement benefits. For purposes of quantifying the value of such benefits and perquisites in the tables below, we have used an average life expectancy age of 78 for such individuals. The costs of medical and dental coverage are based on current annual premiums multiplied by the number of years between the executive officer's age and 78 for those that receive it until then. Company parts, garments and accessories coverage is based on the average spent for the Named Executive Officers in 2018 multiplied by the number of years between the executive officer's age and 78 (for those who receive it).

Potential Payments Upon Termination or Change In Control

Potential Payments to Mr. Wine

	Without Cause or With Good Reason Termination (not in connection with a Change in Control ($)	Without Cause or With Good Reason Termination (Change in Control) ($)	Change in Control (awards continued or assumed, no Termination) ($)	Death or Disability ($)	Retirement[4] ($)
Scott W. Wine					
Cash Compensation	2,860,610	2,041,479	0	0	0
Annual Cash Incentives (Senior Executive Plan)[1]	1,279,317	1,279,317	0	1,279,317	0
PRSUs[2]	1,424,847	1,424,847	0	0	0
Stock Options (Unvested and Accelerated)[3]	0	1,384,500	0	1,384,500	0
Restricted Stock (Unvested and Accelerated)	0	1,162,009	0	0	0
Benefits and Perquisites					
Medical and Dental	19,528	0	0	0	0
Total	**5,584,302**	**7,292,152**	**0**	**2,663,817**	**0**

(1) Estimated payment based on achievement level of performance matrix.

(2) The amounts reflected for Mr. Wine represents his pro rata target payout for the 2016, 2017, and 2018 PRSU awards and assumes the payment would be made by March 2019, March 2020 and March 2021, respectively. The PRSU awards made in 2016, 2017, and 2018 are accelerated and vest only if the award is not continued or Mr. Wine is terminated by the Company without cause or terminates his employment for good reason.

(3) Represents the market value of unvested stock options less the option exercise price.

(4) Mr. Wine is not retirement eligible.

Potential Payments Upon Termination or Change In Control

Potential Payments to Mr. Speetzen, Ms. Clark Dougherty, and Messrs. Musso and Pucel

Potential Payments to Mr. Speetzen, Ms. Clark Dougherty, and Messrs. Musso and Pucel

	Without Cause Termination (not in connection with a Change in Control) ($)	Without Cause or With Good Reason Termination (Change in Control) ($)	Change in Control (awards continued or assumed, no Termination) ($)	Death or Disability ($)
Michael T. Speetzen				
Cash Compensation	1,352,400	1,286,603	0	0
Annual Cash Incentives (Senior Executive Plan)[1]	624,783	624,783	0	624,783
PRSUs[2]	387,216	387,216	0	0
Stock Options (Unvested and Accelerated)[3]	0	637,000	0	637,000
Restricted Stock (Unvested and Accelerated)	0	254,501	0	0
Benefits and Perquisites				
Medical and Dental Insurance	19,528	0	0	0
Total	**2,383,927**	**3,190,103**	**0**	**1,261,783**
Lucy Clark Dougherty				
Cash Compensation	428,378	845,914	0	0
Annual Cash Incentives (Senior Executive Plan)[1]	337,184	337,184	0	337,184
PRSUs[2]	50,260	50,260	0	0
Stock Options (Unvested and Accelerated)[3]	0	0	0	0
Restricted Stock (Unvested and Accelerated)	0	2,097,581	0	0
Benefits and Perquisites				
Medical and Dental Insurance	19,528	0	0	0
Total	**835,350**	**3,330,939**	**0**	**337,184**
Christopher S. Musso				
Cash Compensation[4]	1,572,906	3,160,217	0	0
Annual Cash Incentives (Senior Executive Plan)[1]	570,238	570,238	0	570,238
PRSUs	85,418	85,418	0	0
Stock Options (Unvested and Accelerated)[3]	0	0	0	
Restricted Stock (Unvested and Accelerated)	2,300,400	2,588,793	0	0
Benefits and Perquisites				
Medical and Dental Insurance	19,528	0	0	0
Total	**4,548,490**	**6,404,666**	**0**	**570,238**
Kenneth J. Pucel				
Cash Compensation	1,490,366	1,952,286	0	0
Annual Cash Incentives (Senior Executive Plan)[1]	624,783	624,783	0	624,783
PRSUs[2]	540,564	540,564	413,073	0
Stock Options (Unvested and Accelerated)[3]	0	936,000	0	936,000
Restricted Stock (Unvested and Accelerated)	0	390,225	0	0
Benefits and Perquisites				
Medical and Dental Insurance	19,528	0	0	0
Total	**2,675,241**	**4,443,858**	**413,073**	**1,560,783**

(1) Estimated payment based on achievement level of performance matrix.

(2) The amounts reflected for Messrs. Speetzen and Pucel represent the pro rata target payout for the 2016, 2017 and 2018 PRSU awards and assumes the payments would be made by March 2019, March 2020 and March 2021, respectively. The amounts reflected for Mr. Musso and Ms. Clark Dougherty represent the pro rata target payout for the 2018 PRSU award and assumes the payment would be made by March 2021. The PRSU awards made in 2016, 2017, and 2018 are accelerated and vest upon a Change in Control only if the award is not continued or the recipient is terminated by the Company without cause or terminates his or her employment for good reason.

(3) Represents the market value of unvested stock options less the option exercise price.

(4) For Mr. Musso, includes value of guaranteed bonus for 2018 valued at the 2017 year-end stock price of $123.99.

Pay Ratio Disclosure

As a result of rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), beginning for fiscal years starting January 1, 2017, the SEC requires disclosure of the ratio of the median employee's annual total compensation to that our CEO. The Company's CEO is Mr. Wine, our Chairman and CEO.

As of October 1, 2017, our employee population consisted of approximately 11,081 individuals, of which approximately 7,500 or 68% were working in the United States, 3,584 or 32% were working outside of the United States. Given the logistical difficulties and significant difference in the composition of total compensation in our operations in India and China, we elected to exclude all of our employees in India (81 employees) and China (124 employees) from our determination of the median employee. The median employee was selected from an adjusted employee population of approximately 10,876.

The median employee was identified using gross wages including overtime, vacation, jury duty, sick time paid during the nine-month period from January 1, 2017 to October 1, 2017, and excluded any variable compensation such as equity awards, bonuses, commissions, and allowances for items such as cell phones and cars for employees which are not widely distributed throughout the employee population. Wages paid in foreign currencies were converted into U.S. dollars using the exchange rate as of October 1, 2017.

For 2018, there were no material changes to the Company's employee population or compensation arrangements that would significantly impact the pay ratio disclosure and warrant calculating a new median employee.

The annual total compensation for the median employee was calculated using the same methodology used for our named executive officers as set forth on the Summary Compensation Table on page 27. This resulted in the median employee's annual total compensation in 2018 as shown below.

Annual Total Compensation of Median Employee	53,892
Annual Total Compensation of CEO (Mr. Wine)	9,300,911

Based on this information for fiscal year 2018, we reasonably estimate that the ratio of our CEO's annual total compensation to the annual total compensation of our median employee was 173:1. Our pay ratio estimate has been calculated in a manner consistent with Item 402(u) of Regulation S-K.

Director Compensation

The following table sets forth the compensation earned by each of the non-employee directors for the year ended December 31, 2018.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
George W. Bilicic	100,000	130,058	0	230,058
Annette K. Clayton	110,000	130,058	33,536	240,058
Kevin M. Farr	117,500	130,058	0	247,558
Gary E. Hendrickson	112,500	130,058	0	242,558
Gwenne A. Henricks	97,500	130,058	0	227,558
Bernd F. Kessler	102,500	130,058	0	232,558
Lawrence D. Kingsley	97,500	130,058	0	227,558
Gwynne E. Shotwell[4]	0	0	0	0
John P. Wiehoff	137,500	130,058	0	267,558

(1) As described in more detail in the accompanying narrative, directors may defer all or a portion of the fees otherwise payable to them in accordance with our Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"). Each of the current directors deferred all fees otherwise payable to him or her in 2018 in accordance with the Deferred Compensation Plan. The deferred amounts were converted into common stock equivalents at the then current market price per share of our common stock. The aggregate number of common stock equivalents held by each non-employee director as of December 31, 2018 is reflected in the "Stock Awards" column of the "Non-Employee Directors - Outstanding Equity Awards at Fiscal Year-End" table appearing below.

(2) On April 25, 2018, the continuing non-employee directors were each awarded under the Omnibus Plan 1,237 deferred stock units, each with a value equal to one share of our common stock. The grant date fair value for these deferred stock units was $105.14 per unit and is calculated in accordance with FASB ASC Topic 718 based on the closing market price of our common stock on the award date. The aggregate number of deferred stock units and common stock equivalents held by each non-employee director as of December 31, 2018 is reflected in the "Stock Awards" column of the "Non-Employee Directors - Outstanding Equity Awards at Fiscal Year-End" table appearing below.

(3) Reflects the cost to the Company of parts, garments, accessories, and services provided at no cost and the corresponding tax gross up on such amounts.

(4) Ms. Shotwell became a director of the Company effective March 1, 2019, so did not earn any director compensation in 2018.

Non-Employee Directors — Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the number of shares of common stock underlying outstanding stock awards for each of the non-employee directors as of December 31, 2018.

Name	Stock Awards[1]
George W. Bilicic	2,497
Annette K. Clayton	62,286
Kevin M. Farr	12,003
Gary E. Hendrickson	19,603
Gwenne A. Henricks	7,771
Bernd F. Kessler	25,629
Lawrence D. Kingsley	7,378
Gwynne E. Shotwell[2]	0
John P. Wiehoff	48,219

(1) Includes common stock equivalents awarded to directors under the Deferred Compensation Plan, deferred stock units awarded under the Omnibus Plan and the accompanying dividend equivalent units issued on each form of award.

(2) Ms. Shotwell became a director of the Company in March 2019.

Director Fees

Directors who are employees of our Company receive no compensation for their services as directors or as members of committees. Compensation for non-employee directors is divided into cash and stock components. We presently pay each non-employee director an annual director's retainer of $85,000. The Lead Director of the Board receives an annual Lead Director retainer of $30,000. The annual director retainers have remained unchanged since 2013. The Chair of the Corporate Governance and Nominating Committee receives an annual committee chairman's fee of $10,000, the Chairs of the Compensation Committee and Technology Committee receive an annual committee chairman's fee of $15,000, and the Chair of the Audit Committee receives an annual committee chairman's fee of $20,000. We pay committee members an annual fee for committee membership which is: $10,000 for Audit Committee members; $7,500 for Compensation Committee members; $5,000 for Corporate Governance and Nominating Committee members; and $2,500 for Technology Committee members. Any non-employee director may elect to defer the receipt of all or a specified portion of the retainer and fee payments specified in this paragraph under the Deferred Compensation Plan (as described below).

Deferred Compensation Plan

We maintain the Deferred Compensation Plan for non-employee directors. A non-employee director can defer all or a portion of the retainer and fee payments that would otherwise be paid to him or her in cash. Such deferred amounts are converted into additional common stock equivalents based on the then fair market value of the common stock. Each common stock equivalent represents the economic equivalent of one share of common stock. Dividend equivalents are credited to non-employee directors as if the common stock equivalents are outstanding shares of common stock. Such dividend equivalents are deemed invested in additional common stock equivalents.

As soon as practicable after a non-employee director's service on the Board terminates, he or she will receive a distribution of a number of shares of our common stock equal to the number of common stock equivalents then credited to him or her under the Deferred Compensation Plan. Upon the death of a non-employee director, the shares will be issued to his or her beneficiary. Shares of common stock issued for common stock equivalents and dividend equivalents are issued under the Omnibus Plan. Upon a change in control of our Company (as defined in the Deferred Compensation Plan), each non-employee director will receive a cash payment equal to the value of his or her accumulated common stock equivalents.

Deferred Stock Units

Since 2007, we have granted our non-employee directors an annual award of deferred stock units in an amount determined by the Board. The deferred stock units are issued under the Omnibus Plan and are fully vested upon issuance. Upon termination of service as a director or upon an earlier change in control of our Company, each non-employee director will receive one share of common stock for every deferred stock unit credited to the non-employee director's account. Dividend equivalents are credited to non-employee directors as if the deferred stock units are outstanding shares of common stock. Such dividend equivalents are deemed invested in additional deferred stock units.

Use of Polaris Products

We provide each of the non-employee directors with the use of up to eight Polaris products, of his or her choice, at no charge to encourage a first-hand understanding of the riding experience of our customers and to provide the non-employee directors with an opportunity to evaluate product design and efficiency. The products used by the non-employee directors can be returned to the Company or purchased at a price greater than cost at the end of a defined usage period based upon months, miles or hours, depending upon the product line. We sell the returned products to dealers at an amount greater than the cost of such products to the Company. All non-employee directors also receive related parts, garments, accessories, and services at no cost.

Director Stock Ownership Guidelines

The Board has adopted stock ownership guidelines, which provide that each non-employee director is expected to own, directly or indirectly, shares of our common stock, common stock equivalents and deferred stock units having a value of at least three times the amount of the annual retainer. Compliance with the stock ownership guidelines is voluntary, but is monitored by our CFO. All non-employee directors are expected to satisfy the stock ownership guidelines within four years following the date they are first elected to the Board. Currently, all directors are in compliance with the stock ownership guidelines.

Equity Compensation Plan Information

Our shareholders have approved our 1995 Stock Option Plan, Employee Stock Purchase Plan, Deferred Compensation Plan for Directors, and Omnibus Plan. Awards may currently be made only under the Omnibus Plan, the Deferred Compensation Plan for Directors, and the Employee Stock Purchase Plan.

We do not have any equity compensation plans outstanding that have not been approved by shareholders.

Summary Table

The following table sets forth certain information as of December 31, 2018, with respect to compensation plans under which shares of our common stock may be issued.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	6,623,608[1][2]	$ 99.53[3]	3,554,269[4]
Equity compensation plans not approved by security holders	None	N/A	None
Total	**6,623,608**	**$ 99.53**	**3,554,269**

(1) Includes 4,575,926 shares issuable upon exercise of outstanding stock options, 1,862,297 shares issuable upon settlement of outstanding PRSUs, 90,798 shares issuable upon settlement of deferred stock units and accompanying dividend equivalent units issued under the Omnibus Plan to non-employee directors and 94,587 shares issuable upon settlement of common stock equivalents awarded to non-employee directors under the Deferred Compensation Plan for Directors, but excludes 6,250 shares of restricted stock issued under the Omnibus Plan. The actual number of PRSUs to be issued depends on our financial performance over a period of time.

(2) The weighted average remaining contractual life of outstanding options was 6.65 years as of December 31, 2018. Unvested stock options, stock appreciation rights and PRSUs do not receive dividend equivalents.

(3) Reflects the weighted-average exercise price of outstanding options. There is no exercise price for outstanding deferred stock units, common stock equivalents or PRSUs.

(4) A total of 1,941,888 shares were available under the Omnibus Plan (the Omnibus Plan pool is decreased by three shares for every one share subject to a full-value award) and a total of 1,612,381 shares were available under the Employee Stock Purchase Plan.

Proposal 2 — Approval of the Amended and Restated 2007 Omnibus Incentive Plan

Introduction

Our Board, on the recommendation of our Compensation Committee, approved on February 28, 2019 an amendment and restatement of the Polaris Industries Inc. 2007 Omnibus Incentive Plan (the "Plan"), subject to shareholder approval at the Annual Meeting. The proposed amendment and restatement would, among other things discussed below, add an additional 3,325,000 shares to the Plan share reserve. As of March 1, 2019, there were approximately 183,297 shares of our common stock remaining available for future awards under the Plan, which is the Company's only equity-based compensation plan under which awards may be made.

The Plan was originally approved by our shareholders on April 19, 2007, and replaced our 1995 Stock Option Plan, 1999 Broad-Based Stock Option Plan, Restricted Stock Plan and 2003 Nonemployee Director Stock Option Plan (the "Prior Plans"). No awards are outstanding under any of the Prior Plans, and no additional awards may be granted under any of the Prior Plans.

The table below shows, as of March 1, 2019, the shares reserved for issuance under awards outstanding under the Plan and the Prior Plans, shares available for future awards under the Plan, and shares to be added to the Plan if the amendment and restatement is approved by our shareholders.

	Shares Reserved for Issuance Under Outstanding Awards[1]	Shares Available for Future Awards[2]	Shares to Be Added to Plan[2]
Prior Plans	–	–	–
Plan	7,994,918	183,297	3,325,000

(1) Shares reserved for issuance of outstanding awards as of March 1, 2019 consist of the following:

Options(#)	Weighted Average Option Exercise Price	Weighted Average Option Term to Expiration (Years)	Full Value Awards(#)
6,022,298	$96.28	7.47	1,972,620

(2) Awards under the Plan reduce the Plan's share reserve by one share for each share subject to an option or SAR award, and by three shares for each share subject to a full-value award.

Shareholder Approval and Board Recommendation

Shareholder approval of the Plan is being sought in order to (i) satisfy the shareholder approval requirements of the NYSE and (ii) obtain shareholder approval of the number of shares that may be subject to incentive stock options under Internal Revenue Code ("Code") Section 422.

The Board believes that it is both necessary and appropriate to further increase the maximum number of shares issuable under the Plan in order to enable the Company to continue offering meaningful equity-based incentives to key employees and non-employee directors. Therefore the Board recommends that our shareholders vote **FOR** the Plan. Unless a contrary choice is specified, proxies solicited by the Board will be voted **FOR** approval of the Plan. If the proposed amendment and restatement of the Plan is approved by the shareholders, it will take effect as of April 25, 2019. If the proposed amendment and restatement is not approved, the Plan will remain in effect as it existed immediately prior to the proposed amendment and restatement.

Principal Changes to the Existing Plan

The principal changes to the existing Plan that are reflected in the proposed amendment and restatement are the following:

- *Increase in pool of shares authorized for issuance*. The aggregate number of shares that may be issued under the Plan will increase by 3,325,000 shares, from a total of 21,000,000 shares to 24,325,000 shares.
- *Expand restrictions on dividends and dividend equivalents*. Dividends or dividend equivalents payable on all restricted stock and restricted stock unit awards under the Plan will be subject to the same restrictions as the underlying shares or units.
- *Delete 162(m)-related provisions*. Because the exemption for qualified performance-based compensation was deleted from Section 162(m) in connection with the Tax Cuts and Jobs Act of 2017, provisions intended to comply with, or otherwise relating to, the old 162(m) exemption have been deleted from the Plan.
- *Add flexibility for awards to nonemployee directors*. In order to increase flexibility with respect to our nonemployee director compensation program, the section which specified the circumstances under which awards could be granted to nonemployee director has been deleted.

The proposed amendment and restatement of the Plan also includes other administrative or clarifying changes.

Factors Considered in Setting Size of Requested Share Reserve Increase

In determining the number of shares by which to increase the pool of shares authorized for issuance under the Plan, we considered a number of factors, including the following:

- *The Company's three-year average burn rate.* As detailed in the table below, our three-year average "burn rate" was 2.4% for fiscal years 2016 through 2018.

Fiscal Year	Options Granted	Time-Based Full Value Awards Granted	Target Performance-Based Awards Granted[1]	Performance-Based Awards Earned[2]	Total[3]	Weighted Average Basic Common	Burn Rate
2018	806,698	344,983	259,090	25,790	1,177,471	62,513,000	1.88%
2017	1,267,812	280,448	268,664	14,804	1,563,064	62,916,000	2.48%
2016	1,326,430	334,871	310,807	158,830	1,820,131	64,296,000	2.83%
3-Year Average							2.40%

(1) The actual number of shares awarded is adjusted to between zero and 200% of the target award amount based upon achievement of pre-determined objectives. The amounts actually earned with respect to these awards are not yet determinable.

(2) Performance-based awards earned were subject to achievement of pre-determined objectives for awards granted in fiscal years 2013 through 2015. Awards were subject to a three-year performance period.

(3) Includes options granted, time-based full value awards granted (including non-employee director awards) and performance-based awards earned.

- Expectations regarding future share usage under the Plan are naturally based on a number of assumptions regarding factors such as future growth in the population of eligible participants, the rate of future compensation increases, the rate at which shares are returned to the Plan reserve through forfeitures, cancellations and the like, the level at which performance-based awards pay out, and our future stock price performance. While the Compensation Committee believes that the assumptions utilized are reasonable, future share usage will differ from current expectations to the extent that actual events differ from the assumptions utilized.

Key Compensation Practices Reflected in the Plan

The Plan as proposed to be amended and restated includes a number of features that we believe are consistent with the interests of our shareholders and sound corporate governance practices, including the following:

- *No repricing, replacement or repurchase of underwater options or stock appreciation rights without shareholder approval.* The Plan prohibits, without shareholder approval, actions to reprice, replace or repurchase options or stock appreciation rights ("SARs") when the exercise price per share of an option or SAR exceeds the fair market value of the underlying shares.

- *No discounted option or SAR grants.* The Plan prohibits the grant of options or SARs with an exercise price less than the fair market value of our common stock on the date of grant (except in the limited case of "substitute awards" as described below).

- *No liberal share recycling provision.* Shares delivered or withheld to pay the exercise price of an option award or to satisfy a tax withholding obligation in connection with other awards, shares that we repurchase using option exercise proceeds and shares subject to a SAR award that are not issued in connection with the stock settlement of that award upon its exercise may not be used again for new grants.

- *No liberal definition of "change in control."* No change in control would be triggered by shareholder approval of a business combination transaction, the announcement or commencement of a tender offer or any board assessment that a change in control is imminent.

- *No automatic accelerated vesting of equity awards upon a change in control.*

- *Double Trigger Accelerated Vesting/Payment Following a Change in Control.* If an outstanding award is continued, assumed or replaced in connection with a change in control that involves a business combination, the Plan states that accelerated vesting or payment of the award will occur only if the participant's employment is terminated involuntarily without cause within one year of the change in control, unless the participant's award agreement provides otherwise.

- *Limits on dividends and dividend equivalents.* The Plan prohibits the payment of dividend equivalents on stock options and SARs, and requires that any dividends and dividend equivalents payable or credited on unvested full value awards must be subject to the same restrictions and risk of forfeiture as the underlying shares or share equivalents.

- *Minimum vesting period for all awards.* For all awards, including options and SARs, a minimum vesting period of one year is prescribed for awards subject only to service-based vesting conditions, and a minimum performance period of one year is prescribed for awards subject to performance-based vesting conditions, in each case subject only to limited exceptions.

Summary of the Amended and Restated Plan

The major features of the Plan as proposed to be amended and restated are summarized below. The summary is qualified in its entirety by reference to the full text of the amended and restated Plan, which is attached to this Proxy Statement as Appendix A.

Plan Purpose

The Plan is intended to advance the interests of our Company and its shareholders by enabling the Company and our affiliated entities to attract and retain qualified individuals through opportunities for equity participation in our Company, and to reward those individuals who contribute to the achievement of our financial and strategic business goals through incentive compensation.

Administration

The Plan is administered by the Compensation Committee of our Board. The Compensation Committee has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Compensation Committee may also establish subplans and modify the terms of award agreements to the extent necessary to comply with local laws in connection with awards made to participants outside of the United States. To the extent consistent with applicable law, the Compensation Committee has discretion to delegate its authority under the Plan to a subcommittee, to executive officers (with respect to awards to participants who are not directors or executive officers) or, in connection with nondiscretionary administrative duties, to other parties as it deems appropriate.

Except in connection with equity restructurings and other situations in which share adjustments are specifically authorized, the Plan prohibits the Compensation Committee from repricing any outstanding "underwater" option or SAR without prior approval of our shareholders. For these purposes, "repricing" includes amending the terms of an underwater option or SAR to lower the exercise price, or canceling an underwater option or SAR in exchange for replacement options or SARs having a lower exercise price, for other forms of awards, or for cash or other property.

Available Shares

A maximum of 24,325,000 shares of our common stock are available for issuance under the Plan, plus the number of shares subject to outstanding awards under the Prior Plans as of the date the Plan was originally adopted that subsequently expire or are forfeited or settled in cash (the "forfeited award shares"). The pool of shares available for issuance under the Plan may be used for all types of equity awards available under the Plan, which include stock options, SARs, restricted stock awards, restricted stock unit awards and other stock-based awards, as described in more detail below. The shares of common stock covered by the Plan are authorized but unissued shares.

Shares of common stock that are issued under the Plan or that are potentially issuable pursuant to outstanding awards will reduce the maximum number of shares remaining available for issuance under the Plan by one share for each share issued or issuable pursuant to an option or SAR award, and by three shares for each share issued or issuable pursuant to a full-value award.

Any shares of common stock subject to an award under the Plan, or to an award under any of the Prior Plans that is outstanding on the date the Plan was originally adopted, that expires, is forfeited, or is settled or exchanged for cash will, to the extent of such expiration, forfeiture, settlement or exchange, automatically again become available for issuance under the Plan. Each share that again becomes available for issuance will increase the Plan's share reserve by the same number of shares by which the share reserve was decreased when the award was first granted. However, any shares tendered or withheld to pay the exercise price or satisfy a tax withholding obligation in connection with any award, any shares we repurchase using option exercise proceeds and any shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on its exercise may not be used again for new grants.

Awards granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity acquired by the Company or any of our affiliates (referred to as "substitute awards") will not reduce the number of shares of common stock authorized for issuance under the Plan. Additionally, if a company acquired by the Company or any of our affiliates has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition, the shares available for grant pursuant to the terms of that pre-existing plan may be used for awards under the Plan and will not reduce the shares authorized for issuance under the Plan, but only if the shares are used for awards made to individuals who were not employed by or providing services to the Company or any of our affiliates immediately prior to such acquisition.

Share Adjustment Provisions

If certain transactions with our shareholders occur that cause the per share value of our common stock to change, such as stock splits, spin-offs, stock dividends or certain recapitalizations (referred to as "equity restructurings"), the Compensation Committee will equitably adjust (i) the class of shares issuable and the maximum number and kind of shares subject to the Plan, (ii) outstanding awards as to the class, number of shares and exercise price per share, and (iii) award limitations prescribed by the Plan. Other types of transactions may also affect the common stock, such as reorganizations, mergers or consolidations. If there is such a transaction and the Compensation Committee determines that adjustments of the type previously described in connection with equity restructurings would be appropriate to prevent any dilution or enlargement of benefits under the Plan, the Compensation Committee will make such adjustments as it deems equitable.

Eligible Participants

The Compensation Committee may grant awards to any employee, non-employee director, consultant or other person providing services to the Company or our affiliates. Currently, there were approximately 12,000 persons employed by or otherwise in the service of our Company and our affiliates, including nine non-employee directors, who would be eligible to receive awards under the Plan.

Types of Awards

Awards under the Plan may include stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards.

Stock Options

The Compensation Committee may grant to participants options to purchase our common stock that qualify as incentive stock options for purposes of Section 422 of the Code ("incentive stock options"), options that do not qualify as incentive stock options ("non-qualified stock options") or a combination thereof. The terms and conditions of stock option grants, including the number of shares, exercise price, vesting periods, and other conditions on exercise, will be determined by the Compensation Committee. All of the 3,325,000 shares being added to the shares authorized for issuance under the Plan may be issued as incentive stock options.

The per share exercise price for stock options will be determined by the Compensation Committee in its discretion, but may not be less than 100% of the fair market value of one share of our common stock on the date when the stock option is granted (except in the case of substitute awards described above). Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. On March 1, 2019, the fair market value of a share of our common stock was $87.42 based on the closing sale price of our common stock on the NYSE on such date.

Stock options must be exercised within a period fixed by the Compensation Committee that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. No dividends or dividend equivalents may be paid or credited with respect to shares subject to an option award.

At the Compensation Committee's discretion, payment for shares of common stock on the exercise of stock options may be made in cash, in shares of our common stock held by the participant, by withholding a number of shares otherwise deliverable upon exercise of the option, or in any manner acceptable to the Compensation Committee (including one or more forms of broker-assisted "cashless" exercise).

Stock Appreciation Rights

The Compensation Committee may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the SAR exercise price, times (ii) the number of shares of common stock with respect to which the SAR is exercised. The payment upon exercise of a SAR may be in cash, shares of common stock, or any combination thereof, as approved by the Compensation Committee in its sole discretion.

The per share exercise price for a SAR will be determined by the Compensation Committee in its discretion, but may not be less than 100% of the fair market value of one share of our common stock on the date when the SAR is granted (except in the case of substitute awards described above). SARs must be exercised within a period fixed by the Compensation Committee that may not exceed ten years from the date of grant. No dividends or dividend equivalents may be paid or credited with respect to shares subject to a SAR award.

Restricted Stock and Restricted Stock Units

The Compensation Committee may award to a participant shares of common stock subject to specified restrictions ("restricted stock"). Shares of restricted stock are subject to forfeiture if specified vesting conditions, such as continued employment over a specified vesting period and/or the attainment of specified performance objectives over a specified performance period, are not satisfied. Any dividends or distributions payable with respect to shares that are subject to the unvested portion of a restricted stock award will be subject to the same restrictions and risk of forfeiture as the shares to which such dividends or distributions relate.

The Compensation Committee also may award to a participant restricted stock units, each representing the right to receive in the future, in cash and/or shares of our common stock as determined by the Compensation Committee, the fair market value of a share of common stock. Restricted stock units are subject to forfeiture if specified vesting conditions, such as continued employment over a specified vesting period and/or the attainment of specified performance objectives over a specified performance period, are not satisfied. The terms and conditions of restricted stock and restricted stock unit awards are determined by the Compensation Committee. The Compensation Committee may provide for the payment of dividend equivalents on restricted stock unit awards but any such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying units to which such dividend equivalents relate.

Other Stock-Based Awards

The Compensation Committee may grant equity-based or equity-related awards, referred to as "other stock-based awards," other than options, SARs, restricted stock or restricted stock units. The terms and conditions of each other stock-based award will be determined by the Compensation Committee. Payment under any other stock-based awards will be made in common stock or cash, as determined by the Compensation Committee. The Compensation Committee may provide for the payment of dividend equivalents on other stock-based awards but any such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the underlying share equivalents to which such dividend equivalents relate.

Minimum Vesting Requirements

Awards that vest based solely on the satisfaction by the participant of service-based vesting conditions shall be subject to a vesting period of not less than one year from the applicable date of grant. Awards whose vesting is subject to the satisfaction of performance goals shall be subject to a performance period of not less than one year. These minimum vesting and performance periods will not apply, however, (i) upon a change in control, (ii) upon termination of employment due to death, disability or retirement, (iii) to a substitute award that does not reduce the vesting period of the award being replaced, and (iv) to awards involving an aggregate number of shares not in excess of 5% of the share reserve under the Plan.

Amendment and Termination

The Compensation Committee may at any time amend, terminate or modify the Plan or any award agreement issued thereunder. No such action may be taken that adversely affects in any material way any award previously granted under the Plan without the consent of the participant, except for amendments necessary to comply with applicable laws or stock exchange rules. In addition, no material amendment of the Plan may be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rules, and no "underwater" option or SAR may be repriced in any manner (except for anti-dilution adjustments) without shareholder approval (see *"Administration"* above). In no event may any awards be made under the Plan after April 25, 2029.

Change in Control of the Company

If a change in control of our Company that involves a corporate transaction occurs, then the consequences will be as described in this paragraph unless the Compensation Committee provides otherwise in an applicable award agreement. If any outstanding award is continued, assumed or replaced by the surviving or successor entity in connection with such corporate transaction, and if within one year after the change in control a participant's employment or other service is involuntarily terminated without cause, then (i) each of the participant's outstanding options and SARs will become exercisable in full and remain exercisable for one year, and (ii) each of the participant's other unvested awards will fully vest. To the extent vesting of any award is subject to satisfaction of specified performance goals, such award shall be deemed "fully vested" if the performance goals are deemed to have been satisfied at the target level of performance. If any outstanding award is not continued, assumed or replaced in connection with a change in control involving a corporate transaction, then (i) all outstanding options and SARs will become fully exercisable for a period of time prior to the effective time of the corporate transaction and will then terminate at the effective time of the corporate transaction, and (ii) all other awards will fully vest immediately prior to the effective time of the corporate transaction (with awards subject to satisfaction of specified performance goals vesting at the target level of performance). Alternatively, the Compensation Committee may elect to terminate awards in exchange for a payment with respect to each award in an amount equal to the excess, if any, between the fair market value of the shares subject to the award immediately prior to the effective date of such corporate transaction (which may be the fair market value of the consideration to be received in the corporate transaction for the same number of shares) over the aggregate exercise price (if any) for the shares subject to such award (or, if there is no excess, such award may be terminated without payment).

If a change in control of our Company that does not involve a corporate transaction occurs, the Compensation Committee may, in its discretion, take such action as it deems appropriate with respect to outstanding awards, which may include providing for the cancellation of any award in exchange for payments in a manner similar to that provided above in connection with a corporate transaction, or making such adjustments to the awards then outstanding as the Committee deems appropriate to reflect such change in control, which may include the acceleration of vesting in full or in part. The Committee will not be required to treat all awards similarly in such circumstances. For purposes of the Plan, the following terms have the meanings indicated:

- A "change in control" generally occurs if (i) a person or group acquires 35% or more of our outstanding voting power, (ii) our incumbent directors cease to constitute a majority of the Board, or (iii) a corporate transaction is consummated (unless our voting securities immediately prior to the transaction continue to represent over 50% of the voting power of our company or the surviving entity immediately after the transaction).

- "Cause" means, unless defined differently in an agreement between the Company and the participant, (i) a material breach of any confidentiality, nonsolicitation, noncompetition, invention assignment or similar agreement with our company or any affiliate, (ii) an act of dishonesty resulting in personal enrichment at the expense of our company, (iii) persistent failure to perform duties, (iv) any failure to materially conform to our business conduct or ethics code, or (v) indictment or conviction for a felony.

- A "corporate transaction" means any of the following: (i) a reorganization, merger, consolidation or statutory share exchange involving our company, or (ii) a sale or other disposition, in one or a series of transactions, of all or substantially all of the assets of the Company.

Deferral of Payouts

The Compensation Committee may permit or require the deferral by a participant of the receipt of shares or cash in settlement of any full-value award under the Plan, and will prescribe the terms, conditions and procedures for such deferrals.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to the Company and to participants subject to U.S. taxation with respect to awards granted under the Plan, based on current statutes, regulations and interpretations.

Non-qualified Stock Options

If a participant is granted a non-qualified stock option under the Plan, the participant will not recognize taxable income upon the grant of the option. Generally, the participant will recognize ordinary income at the time of exercise in an amount equal to the difference between the fair market value of the shares acquired at the time of exercise and the exercise price paid. The participant's basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the option was exercised. Any subsequent gain or loss will be taxable as a capital gain or loss. The Company will generally be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes as ordinary income, subject to Code Section 162(m) with respect to covered employees.

Incentive Stock Options

If a participant is granted an incentive stock option under the Plan, the participant will not recognize taxable income upon grant of the option. Additionally, if applicable holding period requirements (a minimum of two years from the date of grant and one year from the date of exercise) are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares acquired at the time of exercise over the aggregate exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If shares acquired upon exercise of an incentive stock option are held for the holding period described above, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. Except in the event of death, if the holding period requirements are not met, the incentive stock option will be treated as one that does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options will generally apply.

Other Awards

The current federal income tax consequences of other awards authorized under the Plan generally follow certain basic patterns. An award of restricted stock results in income recognition by a participant in an amount equal to the fair market value of the shares received at the time the restrictions lapse and the shares vest, unless the participant elects under Code Section 83(b) to accelerate income recognition and the taxability of the award to the date of grant. Restricted stock unit awards generally result in income recognition by a participant at the time payment of such an award is made in an amount equal to the amount paid in cash or the then-current fair market value of the shares received, as applicable. SAR awards result in income recognition by a participant at the time such an award is exercised in an amount equal to the amount paid in cash or the then-current fair market value of the shares received by the participant, as applicable. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Code Section 162(m) with respect to covered employees.

Section 162(m) of the Code

Code Section 162(m) denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to the covered employee exceeds $1,000,000.

Section 409A of the Code

The foregoing discussion of tax consequences of awards under the Plan assumes that the award discussed is either not considered a "deferred compensation arrangement" subject to Section 409A of the Code, or has been structured to comply with its requirements. If an award is considered a deferred compensation arrangement subject to Section 409A but fails to comply, in operation or form, with the requirements of Section 409A, the affected participant would generally be required to include in income when the award vests the amount deemed "deferred," would be required to pay an additional 20% income tax on such amount, and would be required to pay interest on the tax that would have been paid but for the deferral.

New Plan Awards

No awards will be made under the Plan as proposed to be amended and restated until after it has been approved by our shareholders. Because all awards under the Plan are within the discretion of the Compensation Committee, neither the number nor types of future Plan awards to be received by or allocated to particular participants or groups of participants are presently determinable.

The Board, upon recommendation of the Compensation Committee, unanimously recommends a vote FOR the proposal to approve the Amended and Restated 2007 Omnibus Incentive Plan.

Proposal 3 — Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected Ernst & Young LLP ("EY") as our independent registered public accounting firm for fiscal 2019, and the Board is asking shareholders to ratify that selection. Although current law, rules and regulations, as well as the Audit Committee Charter require our independent registered public accounting firm to be engaged, retained, and supervised by the Audit Committee, the Board considers the selection of an independent registered public accounting firm to be an important matter of shareholder concern and considers a proposal for shareholders to ratify such selection to be an opportunity for shareholders to provide direct feedback to the Board on a significant issue of corporate governance.

If the selection of EY as our independent registered public accounting firm for fiscal 2019 is not ratified by our shareholders, the Audit Committee will review its future selection of an independent registered public accounting firm in the light of that vote result.

Representatives of EY will be present at the virtual Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

The Board, upon recommendation of the Audit Committee, unanimously recommends a vote **FOR** the ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2019.

Audit Committee Report

The Audit Committee reports to and acts on behalf of the Board by providing oversight of (1) the integrity of our financial statements, (2) the effectiveness of the Company's internal controls over financial reporting, (3) our compliance with legal and regulatory requirements, (4) the independent registered public accounting firm's performance, qualifications and independence and (5) the responsibilities, performance, budget and staffing of our internal audit function. The Audit Committee is comprised of five directors, all of whom meet the standards of independence adopted by the SEC and the NYSE.

In performing the Audit Committee oversight responsibilities, we have reviewed and discussed our audited financial statements for the year ended December 31, 2018 with management and with representatives of EY, our independent registered public accounting firm. The Audit Committee also reviewed, and discussed with management and representatives of EY, management's assessment and report and EY's report and attestation on the effectiveness of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee also discussed with the independent registered public accounting firm matters required to be discussed by applicable Public Company Accounting Oversight Board ("PCAOB") standards. The Audit Committee has received from our independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communication with the audit committee concerning independence, and the Audit Committee has discussed the independence of EY with representatives of such firm. The Audit Committee is satisfied that the non-audit services provided to us by the independent registered public accounting firm are compatible with maintaining their independence.

Management is responsible for our system of internal controls and the financial reporting process. EY is responsible for performing an audit of the consolidated financial statements in accordance with the standards of the PCAOB and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

In reliance on the reviews and discussions referred to in this Report, the Audit Committee recommends to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

AUDIT COMMITTEE*

Kevin M. Farr, Chair
George W. Bilicic
Gwenne A. Henricks
Bernd F. Kessler
Lawrence D. Kingsley

*   *Gwynne E. Shotwell joined the Audit Committee after the Audit Committee Report was approved.*

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees

The aggregate audit fees paid to EY for the fiscal years ended December 31, 2018 and December 31, 2017 were $2,834,000 and $2,398,000, respectively. These fees include amounts for the annual audit of our consolidated financial statements and internal control over financial reporting, statutory audits at certain foreign subsidiaries, the reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q, and certain accounting consultation services surrounding acquisition activities.

Audit-Related Fees

The aggregate audit-related fees paid to EY for the fiscal years 2018 and 2017 were $72,000 and $69,000, respectively. These fees represent amounts reasonably related to the performance of the audit or review of the consolidated financial statements that are not reported under the Audit Fees category such as the audit of employee benefit plans, the issuance of certain industry reports, and access to certain research tools.

Tax Fees

The aggregate fees billed by EY for tax services rendered for the fiscal years 2018 and 2017 were $117,000 and $329,000, respectively. These fees were primarily related to tax planning and compliance services, including assistance related to certain foreign subsidiaries, and potential transactions.

All Other Fees

No other fees were billed by EY for the fiscal years 2018 and 2017.

Audit Committee Pre-Approval Requirements

The Audit Committee's charter provides that it has the sole authority to review in advance and grant any pre-approvals of (i) all auditing services to be provided by the independent registered public accounting firm, (ii) all significant non-audit services to be provided by the independent registered public accounting firm as permitted by Section 10A of the Exchange Act and the PCAOB and (iii) all fees and the terms of engagement with respect to such services. All audit and non-audit services performed by EY during fiscal 2018 were pre-approved pursuant to the procedures outlined above.

Proposal 4 — Advisory Vote on Approval of the Compensation of the Company's Named Executive Officers

General Information

We are providing our shareholders with the opportunity to vote to approve the compensation of our Named Executive Officers as disclosed in this Proxy Statement. As described in the Compensation Discussion and Analysis ("CD&A"), our executive compensation philosophy and programs align executive compensation decisions with our desired business direction, strategy and performance. The primary objectives and priorities of the compensation program include:

- Emphasizing variable compensation that is tied to our financial and stock price performance to generate and reward superior individual and collective performance,

- Linking executives' incentive goals with the interests of our shareholders, providing equity-based forms of compensation and establishing specific stock ownership guidelines for key management employees,

- Supporting and rewarding executives for consistent performance over time and achievement of our long-term strategic goals, and

- Attracting and retaining highly qualified executives whose abilities are critical to our success and competitive advantages.

Our shareholders have a right to cast an advisory vote on our executive compensation program at the Annual Meeting. As a result, we are presenting this proposal, which gives you, as a shareholder, the opportunity to vote on the following resolution:

"RESOLVED, that the shareholders approve the compensation of Polaris Industries Inc. Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in this Proxy Statement."

The Board urges shareholders to endorse the compensation programs for our Named Executive Officers by voting "FOR" the resolution.

As discussed in the CD&A contained in this Proxy Statement, the Compensation Committee of the Board believes that the executive compensation provided for 2018 is reasonable and consistent with our pay for performance philosophy. Compensation for the year is established in January and is guided by the prior year performance as well as projections for the forthcoming year. In deciding how to vote on this proposal, the Board advises you to consider our pay for performance philosophy coupled with the factors related to the compensation of our Named Executive Officers in fiscal 2018, each of which is discussed in the CD&A.

Because your vote is advisory, it will not be binding on the Board and will not overrule any decision by the Board or require the Board to take any action. However, the Board and the Compensation Committee will carefully review the voting results. To the extent there is any significant negative vote on this proposal, we may consult directly with shareholders to better understand the concerns that influenced the vote. The Board and the Compensation Committee would consider constructive feedback obtained through this process in making future decisions about executive compensation programs.

The Board, upon recommendation of the Compensation Committee, unanimously recommends a vote FOR approval of the resolution to approve the compensation of our Named Executive Officers.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 15, 2019 by each person known to us who then beneficially owned more than 5% of the outstanding shares of our common stock, each director, each nominee for director, each Named Executive Officer named in the Summary Compensation Table appearing below and all current executive officers and directors as a group. As of February 15, 2019, there were 60,960,872 shares of common stock outstanding. Except as otherwise indicated, the named beneficial owner has sole voting and investment powers with respect to the shares held by such beneficial owner. The table also includes information with respect to common stock equivalents and deferred stock units credited as of February 15, 2019 to the accounts of each director as described in this Proxy Statement under the heading "*Director Compensation.*"

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Common Stock Equivalents[9]	Deferred Stock Units[10]
The Vanguard Group[1]	5,873,424	9.6%		
BlackRock, Inc.[2]	5,733,068	9.4%		
Manulife Financial Corporation[3]	5,345,500	8.8%		
State Street Corporation[4]	4,507,629	7.4%		
Polaris Industries Inc. Employee Stock Ownership Plan[5]	3,314,742	5.4%		
Scott W. Wine[6] Chairman of the Board and Chief Executive Officer	1,032,032	1.7%		
Michael T. Speetzen[6] Executive Vice President – Finance and Chief Financial Officer	115,887	*		
Lucy Clark Dougherty[6] Senior Vice President – General Counsel and Secretary	10,630	*		
Christopher S. Musso[6][7] President – Off-Road Vehicles	13,400	*		
Kenneth J. Pucel[6] Executive Vice President – Global Operations, Engineering & Lean	226,825	*		
George W. Bilicic Director	4,028	*	1,566	1,250
Annette K. Clayton Director	0	*	36,393	26,045
Kevin M. Farr Director	2,100	*	6,064	6,267
Gary E. Hendrickson Director	5,000	*	8,704	11,173
Gwenne A. Henricks Director	1,200	*	3,848	4,203
Bernd F. Kessler Director	0	*	11,715	14,133
Lawrence D. Kingsley Director	10,075	*	3,454	4,203
Gwynne E. Shotwell Director	0	*	0	0
John P. Wiehoff Director	0	*	25,653	22,832
All directors and current executive officers as a group (19 persons)[6][8]	1,786,311	2.9%	97,397	90,106

*   Indicates ownership of less than 1%.

(1)   The address for The Vanguard Group and its subsidiaries (collectively, "Vanguard") is 100 Vanguard Boulevard, Malvern, PA 19355. Vanguard has sole voting power with respect to 44,809 shares, shared voting power with respect to 12,013 shares, sole dispositive power with respect to 5,873,424 shares and shared dispositive power with respect to 54,325 shares. This information was reported on a Schedule 13G/A filed by Vanguard with the SEC on February 12, 2019, and is as of December 31, 2018.

(2)   The address for BlackRock, Inc. and its affiliates (collectively, "BlackRock") is 55 East 52nd Street, New York, NY 10055. BlackRock, an investment advisor, has sole voting power with respect to 5,327,011 shares, and sole dispositive power with respect to 5,733,068 shares. This information was reported on a Schedule 13G/A filed by BlackRock with the SEC on February 6, 2019, and is as of December 31, 2018.

(3) The address for Manulife Financial Corporation and its subsidiaries (collectively, "Manulife") is 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5. Manulife has sole voting and sole dispositive power with respect to 5,345,500 shares. This information was reported on a Schedule 13G/A filed by Manulife with the SEC on February 14, 2019, and is as of December 31, 2018.

(4) The address for State Street Corporation and its subsidiaries (collectively, "State Street") is State Street Financial Center, 1 Lincoln Street, Boston, MA 02111. State Street has shared voting power with respect to 4,238,999 shares, and shared dispositive power with respect to 4,507,629 shares. This information was reported on a Schedule 13G filed by State Street with the SEC on February 14, 2019, and is as of December 31, 2018.

(5) The address for the ESOP is 2100 Highway 55, Medina, MN 55340. The ESOP has shared voting and shared dispositive power with respect to 3,314,742 shares. This information was reported on a Schedule 13G/A filed by the ESOP with the SEC on February 5, 2019, and is as of December 31, 2018.

(6) Includes shares which could be purchased by the indicated person upon the exercise of vested options within 60 days after February 15, 2019: Mr. Wine, 712,032 shares; Mr. Speetzen, 109,996 shares; Ms. Clark Dougherty, 6,412 shares; Mr. Musso, 10,900 shares; and Mr. Pucel, 209,656 shares; and all executive officers combined, 1,329,487 shares.

(7) Includes 2,500 restricted stock units awarded to Mr. Musso that will vest within 60 days after February 15, 2019.

(8) Includes 22,500 aggregate restricted stock units of common stock awarded to current executive officers as a group under the Omnibus Plan. All of the 22,500 restricted shares become freely tradable only if the holders continue to be employees for specified periods of time.

(9) Represents the number of common stock equivalents credited as of February 15, 2019 to the accounts of each non-employee director and the accompanying dividend equivalent units, as maintained by us under the Polaris Industries Inc. Deferred Compensation Plan for Directors. A director will receive one share of common stock for every common stock equivalent and dividend equivalent unit held by that director upon his or her termination of service as a member of the Board or upon a change of control of our Company.

(10) Represents the number of deferred stock units awarded to each of the non-employee directors under the Omnibus Plan and the accompanying dividend equivalent units. A director will receive one share of common stock for every deferred stock unit and dividend equivalent unit upon his or her termination of service as a director or upon a change in control of our Company.

Questions and Answers about the Annual Meeting and Voting

Q: Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of the proxy materials?

A: "Notice and Access" rules adopted by the SEC permit us to furnish proxy materials, including this Proxy Statement and our Annual Report for 2018, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our shareholders, will instruct how you may access and review all of the proxy materials on the Internet. The Notice also instructs how you may submit your proxy via the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. Any request to receive proxy materials by mail will remain in effect until you revoke it.

Q: Who can vote?

A: You can vote if you were a shareholder at the close of business on the record date of March 1, 2019. There were a total of 61,031,467 shares of our common stock outstanding on March 1, 2019. Polaris is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments. The Notice, this Proxy Statement and any accompanying proxy card, along with the 2018 Annual Report to Shareholders and the 2018 Annual Report on Form 10-K, were first made available to you beginning on or about March 11, 2019. The Proxy Statement summarizes the information you need to vote at the Annual Meeting.

Q: What constitutes a quorum to conduct business at the Annual Meeting?

A: A majority of the outstanding shares of our common stock represented online or by proxy is necessary to constitute a quorum for the transaction of business at the Annual Meeting. As of the record date, 61,031,467 shares of our common stock were issued and outstanding. A majority of those shares, or 30,515,734 shares of our common stock, will constitute a quorum. If you submit a valid proxy or join the virtual Annual Meeting, your shares will be counted to determine whether there is a quorum. A properly executed proxy marked "ABSTAIN" with respect to a proposal will be counted for purposes of determining whether there is a quorum and will be considered present online or by proxy and entitled to vote on that proposal, but will not be deemed to have been voted in favor of such proposal.

Q: What am I voting on, what vote is required to approve each proposal and how does the Board recommend I vote?

A: The table below summarizes the proposals that will be voted on, the vote required to approve each item, how votes are counted and how the Board recommends you vote:

Proposal	Vote Required	Voting Options	Board Recommendation	Broker Discretionary Voting Allowed[1]	Impact of Abstention
Proposal 1 – Elect four Class I directors for three-year terms ending in 2022	Majority of votes cast (votes cast "For" must exceed votes cast "Against"[2])	FOR, AGAINST, ABSTAIN	*FOR*	No	None
Proposal 2 – Approve the Amended and Restated 2007 Omnibus Incentive Plan	Majority of votes present in person (i.e., online) or by proxy and entitled to vote on this item[3]	FOR, AGAINST, ABSTAIN	*FOR*	No	AGAINST
Proposal 3 – Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2019	Majority of votes present in person (i.e., online) or by proxy and entitled to vote on this item[3]	FOR, AGAINST, ABSTAIN	*FOR*	Yes	AGAINST
Proposal 4 – Advisory vote to approve the compensation of our Named Executive Officers	We will consider our shareholders to have approved the compensation of our Named Executive Officers if there are more votes cast "For" the proposal than "Against"[4]	FOR, AGAINST, ABSTAIN	*FOR*	No	None

(1) A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. If a broker returns a "non-vote" proxy indicating a lack of authority to vote on a proposal, then the shares covered by such a "non-vote" proxy will be deemed present at the meeting for purposes of determining a quorum, but not present for purposes of calculating the vote with respect to that particular proposal. Broker non-votes will generally have no effect in determining whether any proposals to be voted on at the Annual Meeting are approved, although if a quorum for the Annual Meeting could not be established without including broker non-votes, then the broker non-votes required to establish the minimum quorum would have the same effect as votes against Proposals 2 and 3.

(2) A majority voting standard is applicable only to uncontested elections. If there are more nominees than directors to be elected, then a plurality voting standard is applicable. A plurality means that the nominees with the greatest number of votes are elected as directors up to the maximum number of directors to be elected at the meeting. Any director who fails to receive a majority of the votes cast "for" his or her election in an uncontested election must promptly tender his or her resignation. In that event, the Corporate Governance and Nominating Committee must make a recommendation to the Board on whether to accept or reject the tender of resignation. The Board, after taking into account the recommendation, must publicly disclose its decision and rationale within 90 days after the election. The director who failed to receive a majority vote will not participate in the decision.

(3) The voting standard assumes that the number of shares voted in favor of such proposal constitute more than 25% of the outstanding shares of our common stock.

(4) The advisory vote to approve the compensation of our Named Executive Officers is not binding on the Board, but the Compensation Committee will consider the shareholders' advisory input when establishing compensation for our Named Executive Officers in future years.

Q: How will the proxies vote on any other business brought up at the meeting?

A: By submitting your proxy, you authorize the proxies to use their judgment to determine how to vote on any other matter brought before the Annual Meeting. We do not know of any other business to be considered at the Annual Meeting.

The proxies' authority to vote according to their judgment applies only to shares you own as the shareholder of record.

Q: How do I cast my vote?

A: If you are a shareholder whose shares are registered in your name, you may vote your shares via the Internet in advance of or during the Annual Meeting or by using one of the three following methods:

- Vote by Internet by following the instructions for Internet voting shown on the Notice, or if you requested printed proxy materials or you receive a paper copy of the proxy card, by following the instructions provided with your proxy materials and on your proxy card.

If you elected to receive printed proxy materials, you may also:

- Vote by phone following the instructions for telephone voting provided with your printed proxy materials and on your proxy card.

- Vote by completing, signing, dating and mailing the proxy card in the envelope provided. If you vote by phone or Internet, please do not mail your proxy card.

- Shareholders who attend the virtual Annual Meeting should follow the instructions at www.virtualshareholdermeeting.com/PII2019 in order to vote or submit questions during the meeting.

If you are a street-name shareholder (meaning that your shares are registered in the name of your bank or broker), you will receive instructions from your bank, broker or other nominee describing how to vote your shares.

Whichever method you use, the proxies identified on the proxy will vote the shares of which you are the shareholder of record in accordance with your instructions. If you submit a proxy without giving specific voting instructions, the proxies will vote those shares as recommended by the Board.

Q: Can I vote my shares by filling out and returning the Notice?

A: No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by Internet, by requesting and returning a paper proxy card or voting instruction card, or by voting online during the meeting.

Q: Can I revoke or change my vote?

A: You can revoke your proxy or change your vote at any time before it is voted at the Annual Meeting by:

- Submitting a new proxy with a more recent date than that of the first proxy given by (1) following the telephone voting instructions; (2) following the Internet voting instructions; or (3) completing, signing, dating and returning a new proxy card to us;

- Giving written notice before the vote to our Secretary, stating that you are revoking your proxy; voting online or during the annual meeting.

- If you wish to revoke your proxy by submitting a later proxy, you should submit the subsequent proxy in the same way you initially submitted it - that is, by telephone, Internet or mail.

Q: Who will count the votes?

A: Broadridge Financial Solutions, our independent proxy tabulator, will count the votes. A representative of Broadridge Financial Solutions and Michael Vanyo, Vice President and Corporate Controller, will act as inspectors of election for the meeting.

Q: Is my vote confidential?

A: All proxies and all vote tabulations that identify an individual shareholder are confidential. Your vote will not be disclosed, except:

- To allow Broadridge Financial Solutions to tabulate the vote;

- To allow Michael Vanyo, Vice President and Corporate Controller, and a representative of Broadridge Financial Solutions to certify the results of the vote; and

- To meet applicable legal requirements.

Q: What shares are included on my proxy?

A: Your proxy will represent all shares registered to your account in the same social security number and address, including any full and fractional shares you own under the Polaris Industries Inc. Amended and Restated 2007 Omnibus Incentive Plan (the "Omnibus Plan") or the Polaris Industries Inc. Employee Stock Purchase Plan, as well as any shares you own through the Polaris Employee Stock Ownership Plan (the "ESOP") and the Polaris 401(k) Retirement Savings Plan (the "401(k) Plan").

Q: What happens if I don't vote the shares that I own?

A: *For shares registered in your name.* If you do not vote shares that are registered in your name by voting online at the Annual Meeting or by proxy through the Internet, telephone or mail as described on the Notice, the Internet voting site or, if you requested printed proxy materials or receive a paper copy of the proxy card, by following the instructions therein, your shares will not be counted in determining the presence of a quorum or in determining the outcome of the vote on the proposals presented at the Annual Meeting.

For shares held in street name. If you hold shares through a broker, you will receive voting instructions from your broker. If you do not submit voting instructions to your broker and your broker does not have discretion to vote your shares on a particular matter, then your shares will not be counted in determining the outcome of the vote on that matter at the Annual Meeting. See effect of "broker non-votes" as described above. Your broker will not have discretion to vote your shares for any matter to be voted upon at the Annual Meeting other than the ratification of the selection of our independent registered public accounting firm. Accordingly, it is important that you provide voting instructions to your broker for the matters to be voted upon at the Annual Meeting.

For shares held in certain employee plans. If you hold shares in the ESOP or the 401(k) Plan and you do not submit your voting instructions by proxy through the mail, telephone or Internet as described on the proxy card, those shares will be voted in the manner described in the following two questions.

Q: How are common shares in the Polaris Employee Stock Ownership Plan voted?

A: If you hold shares of common stock through the ESOP, your proxy card will instruct the trustee of the plan how to vote the shares allocated to your plan account. If you do not return your proxy card (or you submit it with an unclear voting designation or with no voting designation at all), then the plan trustee will vote the shares in your account in proportion to the instructions actually received by the trustee from participants who give voting instructions. Votes under the ESOP receive the same confidentiality as all other votes.

Q: How are common shares in the Polaris 401(k) Retirement Savings Plan voted?

A: If you hold shares of our common stock through the 401(k) Plan, your proxy card will instruct the trustee of the plan how to vote the shares allocated to your plan account. If you do not return your proxy card (or you submit it with an unclear voting designation or with no voting designation at all), then the shares in your account will not be voted. Votes under the 401(k) Plan receive the same confidentiality as all other votes.

Q: What does it mean if I get more than one Notice or proxy card?

A: Your shares are probably registered in more than one account. You should provide voting instructions for all Notices and proxy cards you receive.

Q: How many votes can I cast?

A: You are entitled to one vote per share on all matters presented at the meeting.

Q: When are shareholder proposals and nominees due for the 2020 Annual Meeting of Shareholders?

A: If you want to submit a shareholder proposal or nominee for the 2020 Annual Meeting of Shareholders, you must submit the proposal in writing to our Corporate Secretary, Polaris Industries Inc., 2100 Highway 55, Medina, Minnesota 55340, so it is received by the relevant date set forth on page 63 under the caption *"Submission of Shareholder Proposals and Nominations."*

Q: How is this proxy solicitation being conducted?

A: We engaged D.F. King & Co., Inc. to assist in the distribution of proxy materials and the solicitation of votes for a fee of $16,500, plus out-of-pocket expenses. We will pay for the cost of soliciting proxies and we will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. In addition, some of our employees may solicit proxies. D.F. King & Co., Inc. and our employees may solicit proxies in person, by telephone and by mail. Our employees will not receive special compensation for these services, which the employees will perform as part of their regular duties.

Q. Why is this Annual Meeting only virtual?

A: We believe there are many benefits in embracing the latest technology to provide expanded access, improved communication and cost savings for our shareholders and us. We believe that hosting a virtual meeting enables shareholder participation from any location around the world.

Q. Can I submit questions? If so, how?

A: Shareholders who wish to submit a question to Polaris for the meeting may do so in advance, and live during the meeting at www.virtualshareholdermeeting.com/PII2019. If you have questions, you may type them in the dialog box provided at any point during the meeting until the floor is closed to questions.

Other Matters

The Board is not aware of any matters that are expected to come before the Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the persons named in the accompanying proxy intend to vote the proxies in accordance with their best judgment.

Submission of Shareholder Proposals and Nominations

Under the rules of the SEC, if a shareholder wants the Company to include a proposal in our Proxy Statement and form of proxy for presentation at our 2020 Annual Meeting of Shareholders, the proposal must be submitted in writing and received by our Corporate Secretary at our principal executive offices by November 12, 2019. The proposal must comply with the rules of the SEC and our bylaws, which are described below. If a shareholder intends to introduce an item of business or nominate a person as a director at the 2020 Annual Meeting, without including the proposal or nomination in the Proxy Statement, we must receive notice of that intention no later than January 26, 2020.

A shareholder's notice to the Company must include the information required by our bylaws, including, if the item of business does not relate to the nomination of a person to serve as a director, a brief description of the business desired to be brought before the meeting and the reasons for conducting the business at the meeting, any material interest of the shareholder or any associated person of the shareholder in the business desired to be brought before the meeting, the name and address of the shareholder and any associated person of the shareholder as they appear on our books, and specified information regarding the shareholder's interests in our capital stock. A shareholder's notice to the Company of the nomination of a person to serve as a director must include, as applicable, similar information as required above, as well as the name of any director nominee, information about the nominee required by SEC rules and the director nominee's consent to be named and serve if elected.

Additional Information

Householding

We have adopted a procedure approved by the SEC called householding, which allows us to deliver a single set of our Annual Report on Form 10-K, which includes the Annual Report to Shareholders (together, the "Annual Report"), Proxy Statement or Notice to shareholders who do not participate in electronic delivery and have the same last name and address. This process helps eliminate duplicate mailings and reduces our printing and mailing costs.

If your household would like to receive individual rather than multiple mailings in the future, please write to Broadridge Investor Communications Solutions, Householding Department, 51 Mercedes Way, Englewood, New York 11717, or call 800-542-1061. If a broker or other nominee holds your shares, you may continue to receive multiple mailings. Please contact your broker or other nominee directly to discontinue multiple mailings from them.

Your household may have received a single set of our Annual Report and Proxy Statement; if you would like another set, please write to Broadridge Investor Communications Solutions at the address above.

Annual Reports

Our Annual Report is available on our website at *www.polaris.com* in the "Investors" section. You may also request a free copy of our Annual Report and Proxy Statement by writing to the Corporate Secretary, Polaris Industries Inc., 2100 Highway 55, Medina, MN 55340, or by calling (763) 542-0500.

By Order of the Board of Directors

Lucy Clark Dougherty
Senior Vice President – General Counsel, Secretary and Chief Compliance Officer

Annex A

Polaris Industries Inc.
2007 Omnibus Incentive Plan

(As Amended and Restated April 25, 2019)

Article 1   Establishment, Purpose, and Duration

1.1   *Establishment.* Polaris Industries Inc., a Minnesota corporation (hereinafter referred to as the "Company"), establishes an incentive compensation plan to be known as the Polaris Industries Inc. 2007 Omnibus Incentive Plan (hereinafter referred to as the "Plan"), as set forth in this document.

This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock-Based Awards.

The Plan originally became effective as of February 20, 2007, which is the date on which the Plan was originally approved by the Board of Directors. The Plan was amended and restated by the Board of Directors as of January 22, 2009, and the Company's shareholders approved that amendment and restatement on April 30, 2009. The Board of Directors approved a further amendment and restatement of the Plan on January 20, 2011, and the Company's shareholders approved that amendment and restatement on April 28, 2011. The Board of Directors approved a further amendment and restatement of the Plan on February 23, 2015, and the Company's shareholders approved that amendment and restatement on April 30, 2015. The Board of Directors approved a further amendment and restatement of the Plan on February 25, 2019, subject to the approval of the Company's shareholders on April 25, 2019. If the Company's shareholders fail to approve the amendment and restatement of the Plan as approved by the Board of Directors on February 25, 2019, the Plan as amended and restated as of April 30, 2015 shall remain in full force and effect.

1.2   *Purpose of This Plan.* The purpose of this Plan is to provide a means through which the Company may provide Employees, Nonemployee Directors, and Third-Party Service Providers of the Company and its Affiliates and Subsidiaries the opportunity to receive compensation consistent with the Company's compensation goals.

1.3   *Duration of This Plan.* Unless sooner terminated as provided herein, this Plan shall terminate on April 25, 2029. After this Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions.

Article 2   Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

2.1   *"Affiliate"* means any corporation that is a Subsidiary or Parent of the Company.

2.2   *"Award"* means a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Other Stock-Based Awards, in each case subject to the terms of this Plan.

2.3   *"Award Agreement"* means either: (i) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (ii) a written statement issued by the Company to a Participant describing the terms and provisions of such Award, including, in each case, any amendment or modification thereof. The Committee may provide for the use of electronic, internet or other nonpaper Award Agreements, and the use of electronic, internet or other nonpaper means for the acceptance thereof and actions thereunder by a Participant.

2.4   *"Board"* or *"Board of Directors"* means the Board of Directors of the Company.

2.5   *"Cause"* means what the term is expressly defined to mean in a then-effective written agreement (including an Award Agreement) between a Participant and the Company or any Affiliate or, in the absence of any such then-effective agreement or definition, means (i) a Participant's material breach of any employment, confidentiality, nonsolicitation, noncompetition, invention assignment or other agreement with the Company or any Affiliate, (ii) an act or acts of dishonesty undertaken by a Participant resulting in gain or personal enrichment of the Participant at the expense of the Company or any Affiliate, (iii) persistent failure by a Participant to perform the duties associated with Participant's employment or status as a Nonemployee Director or Third-Party Service Provider, (iv) any failure by the Participant to materially conform to the Company's business conduct or ethics code, or (v) the indictment or conviction of the Participant for a felony.

2.6 *"Change of Control"* means, unless otherwise provided in an Agreement, any of the following:

    (a)   Individuals who are Incumbent Directors cease for any reason to constitute a majority of the members of the Board; or

    (b)   The acquisition in one or more transactions, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of the combined voting power of the Company's Voting Securities then outstanding, unless such acquisition has been designated by the Incumbent Directors as an acquisition not constituting a Change in Control for purposes hereof; or

    (c)   The consummation of a Corporate Transaction unless, immediately following such Corporate Transaction, all or substantially all of the persons who were the beneficial owners of the Company's Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding Voting Securities of the surviving or acquiring entity (or its Parent) resulting from such Corporate Transaction in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Company's Voting Securities.

Notwithstanding the foregoing, to the extent that any Award constitutes a deferral of compensation subject to Code Section 409A, and if that Award provides for a change in the time or form of payment upon a Change in Control, then no Change in Control shall be deemed to have occurred upon an event described in Section 2.6 unless the event would also constitute a change in ownership or effective control of, or a change in the ownership of a substantial portion of the assets of, the Company under Code Section 409A.

2.7 *"Code"* means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

2.8 *"Committee"* means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board.

2.9 *"Company"* means Polaris Industries Inc., a Minnesota corporation, and any successor thereto as provided in Article 18 herein.

2.10 *"Corporate Transaction"* means any of the following: (i) a reorganization, merger, consolidation or statutory share exchange involving the Company, or (ii) a sale or other disposition, in one or a series of transactions, of all or substantially all of the assets of the Company.

2.11 *"Director"* means any individual who is a member of the Board.

2.12 *"Effective Date"* means the date this Plan was last amended and restated by the Company's shareholders.

2.13 *"Employee"* means any individual designated as an employee of the Company or any Affiliate on the payroll records thereof. An Employee shall not include any individual during any period he or she is classified or treated by the Company or an Affiliate as an independent contractor, a consultant, or an employee of an employment, consulting, or temporary agency or any other entity other than the Company or an Affiliate, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as, a common-law employee of the Company or an Affiliate during such period.

2.14 *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.15 *"Fair Market Value"* or *"FMV"* means the fair market value of a Share determined as follows: (i) if the Shares are readily tradable on an established securities market (as determined under Code Section 409A), then Fair Market Value will be the closing sale price for a Share on the principal securities market on which it trades on the date for which it is being determined, or if no sale of Shares occurred on that date, on the immediately preceding date on which a sale of Shares occurred, as reported in *The Wall Street Journal* or such other source as the Committee deems reliable; or (ii) if the Shares are not then readily tradable on an established securities market (as determined under Code Section 409A), then Fair Market Value will be determined by the Committee as the result of a reasonable application of a reasonable valuation method that satisfies the requirements of Code Section 409A.

2.16 *"Full-Value Award"* means an Award other than in the form of an Option or SAR.

2.17 *"Grant Date"* means the date on which the Committee approves the grant of an Award under the Plan, or such later date as may be specified by the Committee on the date the Committee approves the Award.

2.18 *"Grant Price"* means the per share price established at the time of grant of an SAR that is used to determine the amount of any payment due upon exercise of the SAR.

2.19 *"Incentive Stock Option"* or *"ISO"* means an Option that is designated as an Incentive Stock Option and that meets the requirements of Code Section 422, or any successor provision.

2.20 "*Incumbent Director*" means an individual who (i) is, as of the Effective Date, a Director, or (ii) is elected as a Director subsequent to the Effective Date and whose initial election, or nomination for initial election by the Company's shareholders, was approved by at least a majority of the then Incumbent Directors.

2.21 "*Insider*" shall mean an individual who is, on the relevant date, an officer (as defined in Exchange Act Rule 16a-1(f)) or Director of the Company, or a more than ten percent (10%) beneficial owner (within the meaning of Exchange Act Rule 13d-3) of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act.

2.22 "*Nonemployee Director*" means a Director who is not an Employee.

2.23 "*Nonqualified Stock Option*" or "*NQSO*" means an Option that is not an Incentive Stock Option.

2.24 "*Option*" means a right granted under the Plan to purchase a specified number of Shares at a specified price per Share, as described in Article 6.

2.25 "*Option Price*" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.26 "*Other Stock-Based Award*" means an Award of the type described in Section 9.1.

2.27 "*Parent*" means a "parent corporation" as defined in Code Section 424(e).

2.28 "*Participant*" means any eligible individual as set forth in Article 5 to whom an Award is granted.

2.29 "*Performance Period*" means the period of time during which the performance goals must be achieved in order to determine the amount payable to, and/or the vested interest of, a Participant with respect to an Award.

2.30 "*Period of Restriction*" means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

2.31 "*Plan*" means this Polaris Industries Inc. 2007 Omnibus Incentive Plan, as amended and restated.

2.32 "*Prior Plans*" means the Polaris Industries Inc. 1995 Stock Option Plan, 1999 Broad-Based Stock Option Plan, Restricted Stock Plan and 2003 Nonemployee Director Stock Option Plan.

2.33 "*Restricted Stock*" means Shares issued to a Participant that are subject to such restrictions on transfer, forfeiture conditions and other restrictions or limitations as may be set forth in the Plan and the applicable Award Agreement, as described in Article 8.

2.34 "*Restricted Stock Unit*" means a right granted under the Plan to receive, in cash and/or Shares as determined by the Committee, the Fair Market Value of a Share, subject to such restrictions on transfer, forfeiture conditions and other restrictions or limitations as may be set forth in this Plan and the applicable Agreement, as described in Article 8.

2.35 "*Share*" means a share of common stock of the Company, par value $.01 per share.

2.36 "*Stock Appreciation Right*" or "*SAR*" means a right granted under the Plan to receive, in cash and/or Shares as determined by the Committee, an amount equal to the appreciation in value of a specified number of Shares between the Grant Date of the SAR and its exercise date, as described in Article 7.

2.37 "*Subsidiary*" means a "subsidiary corporation," as defined in Code Section 424(f), of the Company.

2.38 "*Substitute Award*" means an Award granted upon the assumption of, or in substitution or exchange for, outstanding awards granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

2.39 "*Third-Party Service Provider*" means any consultant, agent, advisor, independent contractor, or other service provider who is a natural person and who renders services to the Company or an Affiliate that: (i) are not in connection with the offer and sale of the Company's securities in a capital-raising transaction, and (ii) do not directly or indirectly promote or maintain a market for the Company's securities.

2.40 "*Voting Securities*" of an entity are the outstanding securities entitled to vote generally in the election of directors (or comparable equity interests of such entity).

Article 3 Administration

3.1 *General.* The Committee shall be responsible for administering this Plan, subject to this Article 3 and the other provisions of this Plan. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 *Authority of the Committee.* The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, (i) selecting Award recipients; (ii) establishing all Award terms and conditions, including the terms and conditions set forth in Award Agreements; (iii) granting Awards as an alternative to or as the form of payment for grants or rights earned or due under compensation plans or arrangements of the Company; (iv) construing any ambiguous provision of the Plan or any Award Agreement; and (v) subject to Article 15 and Section 10.5, cancelling or suspending an Award or the exercisability of an Award, accelerating the vesting or extending the exercise period of an Award, or otherwise adopting modifications and amendments to this Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which the Company or its Affiliates operate.

3.3   *Delegation.* To the extent not inconsistent with applicable law or stock exchange rules, the Committee may delegate all or any portion of its authority under the Plan to one or more of its members or, with respect to Awards to Employees who are not Insiders, to one or more executive officers of the Company. The Committee may also delegate to one or more Employees, agents or advisors such nondiscretionary administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. Any delegation of authority by the Committee to an executive officer to approve Awards to Employees who are not Insiders shall be by resolution authorizing the executive officer to: (i) designate Employees to be recipients of Awards; and (ii) determine the number of Shares or amount of cash subject to any such Awards; provided, however, (a) the resolution providing such authorization sets forth the total number of Shares and/or amount of cash subject to Awards that such executive officer(s) may grant; and (b) the executive officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated. In addition, the Board may exercise any of the powers and authority of the Committee under the Plan. In the event of any delegation of authority under this Section 3.3, or exercise of authority by the Board, references in the Plan to the Committee shall be deemed to refer, as applicable, to the delegate of the Committee or to the Board.

Article 4   Shares Subject to This Plan and Maximum Awards

4.1   *Number of Shares Available for Awards.* Subject to adjustment as provided in this Article 4, the number of Shares that may be the subject of Awards and issued under the Plan (the "Share Authorization") shall be 24,325,000. No further awards shall be made under the terms of the Prior Plans after the date this Plan initially became effective. Shares issued under the Plan shall come from authorized and unissued Shares. In determining the number of Shares to be counted against this Share Authorization in connection with any Award, the following rules shall apply:

(a)   Shares that are subject to Awards of Options or Stock Appreciation Rights shall be counted against the Share Authorization as one Share for every one Share granted.

(b)   Shares that are subject to Full-Value Awards shall be counted against the Share Authorization as three Shares for every one Share granted.

(c)   Where the number of Shares subject to an Award is variable on the Grant Date, the number of Shares to be counted against the Share Authorization shall be the maximum number of Shares that could be received under that particular Award, until such time as it has been determined that only a lesser number of shares could be received.

(d)   Where two or more types of Awards are granted to a Participant in tandem with each other, such that the exercise of one type of Award with respect to a number of Shares cancels at least an equal number of Shares of the other, the number of Shares to be counted against the Share Authorization shall be the larger number of Shares that would be counted against the share reserve under either of the Awards.

(e)   Substitute Awards shall not be counted against the Share Authorization, nor shall they reduce the Shares authorized for grant to a Participant in any calendar year.

4.2   *Effect of Forfeitures and Other Actions.* Any Shares subject to an Award, or to an award granted under the Prior Plans that was outstanding on the date this Plan initially became effective (a "Prior Plan Award"), that is forfeited, cancelled or expires or is settled or exchanged for cash shall, to the extent of such forfeiture, cancellation, expiration, settlement or exchange, again become available for Awards under this Plan, and the Share Authorization under Section 4.1 shall be correspondingly increased as provided in Section 4.3 below. The following Shares shall not, however, again become available for Awards or increase the Share Authorization under Section 4.1: (i) Shares tendered by the Participant or withheld by the Company in payment of the purchase price of a stock option issued under this Plan or any Prior Plan, (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or Prior Plan Award, (iii) Shares repurchased by the Company with proceeds received from the exercise of an option issued under this Plan or any Prior Plan, and (iv) Shares subject to a stock appreciation right issued under this Plan or any Prior Plan that are not issued in connection with the stock settlement of that stock appreciation right upon its exercise.

4.3   *Counting Shares Again Available.* Each Share that again becomes available for Awards as provided in Section 4.2 shall increase the Share Authorization under Section 4.1, with such increase based on the same share ratio by which the Share Authorization was decreased upon the grant of the applicable award.

4.4   *Effect of Plans Operated by Acquired Companies.* If a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan. Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Nonemployee Directors prior to such acquisition or combination.

4.5 *Award Limits.* The maximum number of Shares of the Share Authorization that may be issued pursuant to ISOs under this Plan shall be 24,325,000, subject to adjustment as provided in Section 4.6.

4.6 *Adjustments for Changes in Capitalization.* In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718 — *Stock Compensation*) that causes the per share value of Shares to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the Committee shall make such adjustments as it deems equitable and appropriate to (i) the aggregate number and kind of Shares or other securities issued or reserved for issuance under the Plan, (ii) the number and kind of Shares or other securities subject to outstanding Awards, (iii) the Option Price of outstanding Options, (iv) the Grant Price of outstanding SARs, and (v) any maximum limitations prescribed by the Plan with respect to certain types of Awards or the grants to individuals of certain types of Awards. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of Participants. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. No adjustment shall be made pursuant to this Section 4.6 in connection with the conversion of any convertible securities of the Company, or in a manner that would cause Incentive Stock Options to violate Section 422(b) of the Code or cause an Award to be subject to adverse tax consequences under Section 409A of the Code.

The Committee may also make appropriate adjustments in, or modify, the terms of any Awards under this Plan in connection with, or in anticipation of, any of the foregoing corporate events or transactions, including adjustments and/or modifications of performance goals, changes in the length of Performance Periods and changes in the expiration dates of Options or SARs. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

Article 5 Eligibility and Participation

5.1 *Eligibility.* Individuals eligible to participate in this Plan include all Employees, Directors, including Nonemployee Directors, and Third-Party Service Providers.

5.2 *Actual Participation.* Subject to the provisions of this Plan, the Committee may, from time to time, select from all eligible individuals, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of, any and all terms permissible by law, and the amount of each Award.

Article 6 Stock Options

6.1 *Grant of Options.* Subject to the terms and provisions of this Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion, provided that ISOs may be granted only to eligible Employees of the Company or of any Affiliate of the Company.

6.2 *Award Agreement.* Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the maximum duration of the Option, the number of Shares with respect to which the Option is exercisable, the conditions upon which the Option shall become vested and/or exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of this Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO.

6.3 *Option Price.* The Option Price for each Option shall be determined by the Committee in its sole discretion and shall be specified in the Award Agreement; provided, however, the Option Price must be at least equal to one hundred percent (100%) of the FMV of a Share on the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A and, the case of ISOs, Code Section 424).

6.4 *Term of Options.* Each Option granted to a Participant shall expire at such time as the Committee shall determine, as specified in the Award Agreement; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary of its Grant Date.

6.5 *Exercise of Options.* Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

6.6   *Payment.* Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Option Price. The aggregate Option Price in connection with any Option exercise shall be payable to the Company, in full as determined by the Committee in its discretion, in the manner set forth in the Award Agreement, which shall be one or more of the following: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the aggregate Option Price; (c) by a cashless (broker-assisted) exercise; (d) by the withholding of a number of Shares otherwise issuable upon exercise of the Option having a Fair Market Value on the date of exercise equal to the aggregate Option Price; (e) any other method approved or accepted by the Committee in its sole discretion or (f) by a combination of (a), (b), (c), (d), and/or (e). Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid or valued in United States dollars.

6.7   *Termination of Employment.* Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or service on the Board or to the Company or its Affiliates, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination.

6.8   *Notification of Disqualifying Disposition.* If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

Article 7   Stock Appreciation Rights

7.1   *Grant of SARs.* Subject to the terms and conditions of this Plan, SARs may be granted to Participants at any time and from time to time in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion.

The Grant Price for each grant of an SAR shall be determined by the Committee and shall be specified in the Award Agreement; provided, however, the Grant Price must be at least equal to one hundred percent (100%) of the FMV of a Share on the Grant Date, except in the case of Substitute Awards (to the extent consistent with Code Section 409A).

7.2   *SAR Agreement.* Each SAR grant shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and such other provisions as the Committee shall determine.

7.3   *Term of SAR.* The term of an SAR granted under this Plan shall be determined by the Committee, as specified in the Award Agreement; provided, however, that no SAR shall be exercisable later than the tenth (10th) anniversary of its Grant Date.

7.4   *Exercise of SARs.* SARs granted under this Article 7 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.

7.5   *Settlement of SAR Amount.* Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a)   The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price; by

(b)   The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares, or any combination thereof, or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout shall be set forth in the Award Agreement pertaining to the grant of the SAR.

7.6   *Termination of Employment.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment or service on the Board or to the Company or its Affiliates, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

Article 8   Restricted Stock and Restricted Stock Units

8.1   *Grant of Restricted Stock or Restricted Stock Units.* Subject to the terms and provisions of this Plan, Restricted Stock and/or Restricted Stock Units may be granted to Participants in such amounts and upon such terms as shall be determined by the Committee in its sole discretion.

8.2   *Restricted Stock or Restricted Stock Unit Agreement.* Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

8.3   *Other Restrictions.* The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable, including a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, service-based vesting conditions, restrictions on vesting and transferability based upon the achievement of specific performance goals, service-based restrictions on vesting following the attainment of the performance goals and/or time-based restrictions.

To the extent deemed appropriate by the Committee, the Company may retain the certificates, if any, representing Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse. The Company may place on any certificate, if any, representing Shares issued to a Participant pursuant to this Section 8.3 any such legend(s) as the Company or the Committee may deem appropriate.

Except as otherwise provided in this Article 8 or in the applicable Award Agreement, after all conditions and restrictions applicable to Shares of Restricted Stock or to Restricted Stock Units have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), vested Shares shall be made available to the Participant with respect to a Restricted Stock Award or the Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee in its sole discretion shall determine. Any such Shares may, however, continue to be subject to certain restrictions as provided in Section 10.2.

8.4   *Certificate Legend.* In addition to any legends placed on certificates pursuant to Section 8.3, each certificate, if any, representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

The sale or transfer of Shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Polaris Industries Inc. 2007 Omnibus Incentive Plan, as amended and restated, and in the associated Award Agreement. A copy of the plan and such Award Agreement may be obtained from Polaris Industries Inc.

8.5   *Voting Rights.* Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, Participants holding Shares of Restricted Stock granted hereunder shall have the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

8.6   *Termination of Employment.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following termination of the Participant's employment or service on the Board or to the Company or its Affiliates, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

8.7   *Section 83(b) Election.* The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Code Section 83(b). If a Participant makes an election pursuant to Code Section 83(b) concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

Article 9   Other Stock-Based Awards

9.1   *Other Stock-Based Awards.* The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Other Stock-Based Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

9.2   *Value of Other Stock-Based Awards.* Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met, subject to the terms and conditions of the Plan.

9.3   *Termination of Employment.* The Committee shall determine the extent to which the Participant shall be entitled to the vesting, payment or settlement of Other Stock-Based Awards following termination of the Participant's employment or service on the Board or to the Company or its Affiliates, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Awards of Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

Article 10   General Terms of Awards

10.1   *Dividends and Dividend Equivalents.* No dividends, dividend equivalents or distributions will be paid with respect to Shares subject to an Option or SAR Award. Any dividends or distributions payable with respect to Shares that are subject to the unvested portion of a Restricted Stock Award will be subject to the same restrictions and risk of forfeiture as the Shares to which such dividends or distributions relate. In its discretion, the Committee may provide in an Award Agreement for a Restricted Stock Unit Award or an Other Stock-Based Award that the Participant will be entitled to receive dividend equivalents, based on dividends actually declared and paid on outstanding Shares, on the units or other Share equivalents subject to the Restricted Stock Unit Award or Other Stock-Based Award, and such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the units or other Share equivalents to which such dividend equivalents relate. The additional terms of any such dividend equivalents will be as set forth in the applicable Agreement, including the time and form of payment and whether such dividend equivalents will be credited with interest or deemed to be reinvested in additional units or Share equivalents. Any Shares issued or issuable during the term of this Plan as the result of the reinvestment of dividends or the deemed reinvestment of dividend equivalents in connection with an Award or a Prior Plan Award shall be counted against, and replenish upon any subsequent forfeiture, the Plan's Share Authorization as provided in Article 4.

10.2   *Restrictions on Shares.* The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option or SAR, or upon the vesting or payout of a Restricted Stock Award, Restricted Stock Unit Award or Other Stock-Based Award, as it may deem advisable, including minimum holding period requirements, restrictions under applicable federal securities laws or under the requirements of any stock exchange upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

10.3   *Leave of Absence and Change in Status.* Except as otherwise provided in this Plan or an Award Agreement, employment of, or provision of services to, the Company or any Affiliate will not be deemed terminated in the case of (i) any approved leave of absence, (ii) transfers among the Company and any Affiliates in any capacity of Employee, Director or Third-Party Service Provider, or (iii) any change in status so long as the individual remains in the employment or service of the Company or any Affiliate. For purposes of continued employment by a Participant who has been granted an ISO, no approved leave of absence may exceed three months unless reemployment upon expiration of such leave is provided by statute or contract. If reemployment is not so provided, then on the date six months following the first day of such leave, any ISO held by the Participant shall cease to be treated as an ISO and shall be treated for tax purposes as a NQSO.

10.4   *Performance-Based Awards.* Any Award may be granted as a performance-based Award if the Committee establishes one or more measures of corporate, business unit or individual performance which must be attained, and the Performance Period over which the specified performance is to be attained, as a condition to the vesting, exercisability, lapse of restrictions and/or settlement in cash or Shares of such Award. In connection with any such Award, the Committee shall determine the extent to which performance measures have been attained and other applicable terms and conditions have been satisfied, and the degree to which vesting, exercisability, lapse of restrictions and/or settlement in cash or Shares of such Award has been earned.

10.5   *Minimum Vesting Requirements.* Awards that vest based solely on the satisfaction by the Participant of service-based vesting conditions shall be subject to a vesting period of not less than one year from the applicable Grant Date, and Awards whose vesting is subject to the satisfaction of performance goals over a Performance Period shall be subject to a Performance Period of not less than one year. The foregoing minimum vesting and performance periods will not apply, however, in the following circumstances: (i) upon a Change in Control, (ii) termination of employment or of service as a Director or Third-Party Service Provider due to death, disability or retirement, (iii) to a Substitute Award that does not reduce the vesting period of the award being replaced, and (iv) Awards involving an aggregate number of Shares not in excess of 5% of the Share Authorization under Section 4.1.

10.6   *Deferrals of Awards.* The Committee may, in its discretion, permit or require the deferral by a Participant of the issuance of Shares or payment of cash in settlement of any Full-Value Award, subject to such terms, conditions, rules and procedures as it may establish or prescribe for such purpose and with the intention of complying with the applicable requirements of Code Section 409A. The terms, conditions, rules and procedures for any such deferral shall be set forth in writing in the relevant Agreement or in such other agreement, plan or document as the Committee may determine, or some combination of such documents. The terms, conditions, rules and procedures for any such deferral shall address, to the extent relevant, matters such as: (i) the amount of compensation that may or must be deferred (or the method for calculating the amount); (ii) the permissible time(s) and form(s) of payment of deferred amounts; (iii) the terms and conditions of any deferral elections by a Participant or of any deferral required by the Company; and (iv) the crediting of interest or dividend equivalents on deferred amounts.

Article 11   Change in Control

11.1   *Corporate Transactions.* Unless otherwise provided in an Award Agreement, the following provisions shall apply to outstanding Awards in the event of a Change in Control that involves a Corporate Transaction.

(a)   *Continuation, Assumption or Replacement of Awards.* In the event of a Corporate Transaction, then the surviving or successor entity (or its Parent) may continue, assume or replace Awards outstanding as of the date of the Corporate Transaction (with such adjustments as may be required or permitted by Article 4), and such Awards or replacements therefor shall remain outstanding and be governed by their respective terms, subject to Section 11.1(d) below. A surviving or successor entity may elect to continue, assume or replace only some Awards or portions of Awards. For purposes of this Section 11.1(a), an Award shall be considered assumed or replaced if, in connection with the Corporate Transaction and in a manner consistent with Code Sections 409A and 424, either (i) the contractual obligations represented by the Award are expressly assumed by the surviving or successor entity (or its Parent) with appropriate adjustments to the number and type of securities subject to the Award and the Option Price or Grant Price, as applicable, thereof that preserves the intrinsic value of the Award existing at the time of the Corporate Transaction, or (ii) the Participant has received a comparable equity-based award that preserves the intrinsic value of the Award existing at the time of the Corporate Transaction and contains terms and conditions that are substantially similar to those of the Award.

(b)   *Acceleration.* If and to the extent that outstanding Awards under the Plan are not continued, assumed or replaced in connection with a Corporate Transaction, then (i) all outstanding Options and SARs shall become fully vested and exercisable for such period of time prior to the effective time of the Corporate Transaction as is deemed fair and equitable by the Committee, and shall terminate at the effective time of the Corporate Transaction, (ii) all outstanding Full-Value Awards shall fully vest immediately prior to the effective time of the Corporate Transaction, and (iii) to the extent vesting of any Award is subject to satisfaction of specified performance goals, such Award shall be deemed "fully vested" for purposes of this Section 11.1(b) if the performance goals are deemed to have been satisfied at the target level of performance. The Committee shall provide written notice of the period of accelerated exercisability of Options and SARs to all affected Participants. The accelerated exercisability of any Option or SAR pursuant to this Section 11.1(b) and the exercise of any Option or SAR whose exercisability is so accelerated shall be conditioned upon the consummation of the Corporate Transaction, and any such exercise shall be effective only immediately before such consummation.

(c)   *Payment for Awards.* If and to the extent that outstanding Awards under the Plan are not continued, assumed or replaced in connection with a Corporate Transaction, then the Committee may provide that some or all of such outstanding Awards shall be cancelled at or immediately prior to the effective time of the Corporate Transaction in exchange for payments to the holders as provided in this Section 11.1(c). The Committee will not be required to treat all Awards similarly for purposes of this Section 11.1(c). The payment for any Award cancelled shall be in an amount equal to the difference, if any, between (i) the fair market value (as determined in good faith by the Committee) of the consideration that would otherwise be received in the Corporate Transaction for the number of Shares subject to the Award, and (ii) the aggregate Option Price or Grant Price, as applicable (if any) for the Shares subject to such Award. If the amount determined pursuant to clause (i) of the preceding sentence is less than or equal to the amount determined pursuant to clause (ii) of the preceding sentence with respect to any Award, such Award may be cancelled pursuant to this Section 11.1(c) without payment of any kind to the affected Participant. With respect to an Award whose vesting is subject to the satisfaction of specified performance goals, the number of Shares subject to such an Award for purposes of this Section 11.1(c) shall be the number of Shares as to which the Award would have been deemed "fully vested" for purposes of Section 11.1(b). Payment of any amount under this Section 11.1(c) shall be made in such form, on such terms and subject to such conditions as the Committee determines in its discretion, which may or may not be the same as the form, terms and conditions applicable to payments to the Company's shareholders in connection with the Corporate Transaction, and may, in the Committee's discretion, include subjecting such payments to vesting conditions comparable to those of the Award cancelled, subjecting such payments to escrow or holdback terms comparable to those imposed upon the Company's shareholders under the Corporate Transaction, or calculating and paying the present value of payments that would otherwise be subject to escrow or holdback terms.

(d)   *Termination After a Corporate Transaction.* If and to the extent that Awards are continued, assumed or replaced under the circumstances described in Section 11.1(a), and if within one year after the Corporate Transaction a Participant experiences an involuntary termination of employment or provision of services as a Director or Third-Party Service Provider for reasons other than Cause, then (i) outstanding Options and SARs issued to the Participant that are not yet fully exercisable shall immediately become exercisable in full and shall remain exercisable for one year following the Participant's termination of employment or service, and (ii) any Full-Value Awards that are not yet fully vested shall immediately vest in full (with vesting in full for a performance-based award determined as provided in Section 11.1(b)).

11.2   *Other Change in Control.* In the event of a Change in Control that does not involve a Corporate Transaction, the Committee may, in its discretion, take such action as it deems appropriate with respect to outstanding Awards, which may include: (i) providing for the cancellation of any Award in exchange for payments in a manner similar to that provided in Section 11.1(c) or (ii) making such adjustments to the Awards then outstanding as the Committee deems appropriate to reflect such change in control, which may include the acceleration of vesting in full or in part. The Committee will not be required to treat all Awards similarly in such circumstances, and may include such further provisions and limitations in any Award Agreement as it may deem equitable and in the best interests of the Company.

11.3   *Dissolution or Liquidation.* Unless otherwise provided in an Award Agreement, in the event the shareholders of the Company approve the complete dissolution or liquidation of the Company, all outstanding Awards shall vest and become fully exercisable, and will terminate immediately prior to the consummation of any such proposed action. The Committee will notify each Participant as soon as practicable of such accelerated vesting and exercisability and pending termination.

Article 12   Transferability of Awards

12.1   *Transferability.* Except as provided in Section 12.2 below, during a Participant's lifetime, his or her Awards shall be exercisable only by the Participant. Awards shall not be transferable other than by will or the laws of descent and distribution; no Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind; and any purported transfer in violation hereof shall be null and void.

12.2   *Committee Action.* The Committee may, in its discretion, determine that notwithstanding Section 12.1, any or all Awards (other than ISOs) may be transferable by gift to any "family member" (as defined in General Instruction A(5) to Form S-8 under the Securities Act of 1933, as amended). Any Award held by a transferee shall continue to be subject to the same terms and conditions that were applicable to that Award immediately before the transfer thereof. For purposes of any provision of the Plan relating to notice to a Participant or to acceleration or termination of an Award upon the death or termination of employment of a Participant, the references to "Participant" shall mean the original grantee of an Award and not any transferee.

12.3   *Domestic Relations Orders.* Without limiting the generality of Section 12.1, and notwithstanding Section 12.2, no domestic relations order purporting to authorize a transfer of an Award shall be recognized as valid.

Article 13   Beneficiary Designation

Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant's death shall be paid or exercised by the Participant's executor, administrator, or legal representative.

Article 14   Rights of Participants

14.1   *Employment.* Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or its Affiliates to terminate any Participant's employment or service on the Board or to the Company or its Affiliates at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his employment or service as a Director or Third-Party Service Provider for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or its Affiliates and, accordingly, subject to Articles 3 and 15, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company or its Affiliates.

14.2   *Participation.* No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

14.3   *Rights as a Shareholder.* Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

Article 15   Amendment, Modification, Suspension, and Termination

15.1   *Amendment, Modification, Suspension, and Termination.* Subject to Section 15.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate this Plan and any Award Agreement in whole or in part; provided, however, that, without the prior approval of the Company's shareholders and except as provided in Section 4.6, no Option or SAR may be (i) amended to decrease the Option Price or Grant Price, as applicable, thereof, (ii) cancelled in exchange for the grant of any new Option or SAR with a lower exercise price, (iii) cancelled in exchange for cash, other property or the grant of any new Full-Value Award at a time when the Option Price of the Option or the Grant Price of the SAR is greater than the current Fair Market Value of a Share, or (iv) otherwise subject to any action that would be treated under accounting rules as a "repricing" of such Option or SAR. In addition, no material amendment of this Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

15.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee shall make equitable and appropriate adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.6 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

15.3 *Awards Previously Granted.* Notwithstanding any other provision of this Plan to the contrary (other than 15.4), no termination, amendment, suspension, or modification of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

15.4 *Amendment to Conform to Law.* Notwithstanding any other provision of this Plan to the contrary, the Committee may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law or stock exchange rule relating to plans of this or similar nature (including, but not limited to, Code Section 409A), and to any administrative regulations and rulings promulgated thereunder.

Article 16   Substitute Awards

The Committee may grant Awards under the Plan in substitution for, or in connection with the assumption of, existing awards granted or issued by another entity and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to which the Company or an Affiliate is a party. The terms and conditions of the Substitute Awards may vary from the terms and conditions set forth in the Plan to the extent that the Committee at the time of the grant may deem appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

Article 17   Withholding

17.1 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

17.2 *Share Withholding.* With respect to tax withholding required upon the grant, vesting, exercise or settlement of an Award granted hereunder, Participants may elect, subject to the approval of the Committee, as set forth in the applicable Award Agreement, to satisfy the withholding requirement, in whole or in part (up to the Participant's minimum required tax withholding rate), by having the Company withhold Shares, or by the Participant delivering to the Company already owned Shares, in either case having a Fair Market Value on the date the tax is to be determined equal to the amount required to be withheld. All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 18   Successors

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 19   General Provisions

19.1 *Forfeiture Events*.

  (a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for Cause; termination of the Participant's provision of services to the Company or any Affiliate; violation of material Company or Affiliate policies; breach of confidentiality, nonsolicitation, noncompetition, invention assignment, or other restrictive covenants that may apply to the Participant; or other conduct by the Participant that is detrimental to the business or reputation of the Company or its Affiliates.

  (b) Awards shall be subject to any compensation recoupment policy adopted by the Board or Committee, and as such policy may be amended from time to time after its adoption.

19.2 *Uncertificated Shares.* To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange upon which such Shares are then listed and/or traded.

19.3 *Legend.* The certificates, or book-entry confirmation or notification in the case of uncertificated Shares, for Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares, including the legends described in Sections 8.3 and 8.4.

19.4 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

19.5 *Severability.* In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.6 *Requirements of Law.* The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, including compliance with the provisions of applicable state and federal securities laws, and to such approvals by any governmental agencies or stock exchange as may be required.

19.7 *Delivery of Title.* The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

19.8 *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

19.9 *Investment Representations.* The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

19.10 *Employees Based Outside of the United States.* Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company or its Affiliates operate or have Employees, Directors, or Third-Party Service Providers, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates shall be covered by this Plan;

(b) Determine which Employees, Directors, or Third-Party Service Providers outside the United States are eligible to participate in this Plan;

(c) Modify the terms and conditions of any Award granted to Employees, Directors, or Third-Party Service Providers outside the United States to comply with applicable foreign laws;

(d) Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 19.10 by the Committee shall be attached to this Plan document as appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

19.11 *Unfunded Plan.* Participants shall have no right, title, or interest whatsoever in or to any investments that the Company or its Affiliates may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company or its Affiliates under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company or Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company or Affiliate, as the case may be, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.

19.12 *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

19.13 *Retirement and Welfare Plans.* Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards, may be included as "compensation" for purposes of computing the benefits payable to any Participant under the Company's or any Affiliate's retirement plans (both qualified and nonqualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit.

19.14 *Code Section 409A.* It is intended that (i) all Awards of Options, SARs and Restricted Stock under the Plan will not provide for the deferral of compensation within the meaning of Code Section 409A and thereby be exempt from Code Section 409A, and (ii) all other Awards under the Plan will either not provide for the deferral of compensation within the meaning of Code Section 409A, or will comply with the requirements of Code Section 409A, and Awards shall be structured and the Plan administered and interpreted in accordance with this intent. The Plan and any Agreement may be unilaterally amended by the Company in any manner deemed necessary or advisable by the Committee or Board in order to maintain such exemption from or compliance with Code Section 409A, and any such amendment shall conclusively be presumed to be necessary to conform to applicable law. Notwithstanding anything to the contrary in the Plan or any Agreement, with respect to any Award that constitutes a deferral of compensation subject to Code Section 409A:

(a) If any amount is payable under such Award upon a termination of employment with, or other service to, the Company and its Affiliates, such termination will be deemed to have occurred only at such time as the Participant has experienced a "separation from service" as such term is defined for purposes of Code Section 409A; and

(b) If any amount shall be payable with respect to any such Award as a result of a Participant's "separation from service" at such time as the Participant is a "specified employee" within the meaning of Code Section 409A, then no payment shall be made, except as permitted under Code Section 409A, prior to the first business day after the earlier of (i) the date that is six months after the Participant's separation from service or (ii) the Participant's death. Unless the Committee has adopted a specified employee identification policy as contemplated by Code Section 409A, specified employees will be identified in accordance with the default provisions specified under Code Section 409A.

None of the Company, the Board, the Committee nor any other person involved with the administration of this Plan shall (i) in any way be responsible for ensuring the exemption of any Award from, or compliance by any Award with, the requirements of Code Section 409A, (ii) have any obligation to design or administer the Plan or Awards granted thereunder in a manner that minimizes a Participant's tax liabilities, including the avoidance of any additional tax liabilities under Code Section 409A, or (iii) have any liability to any Participant for any such tax liabilities.

19.15 *Nonexclusivity of this Plan.* The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

19.16 *No Constraint on Corporate Action.* Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company's or an Affiliate's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (ii) limit the right or power of the Company or an Affiliate to take any action which such entity deems to be necessary or appropriate.

19.17 *Governing Law.* The Plan and each Award Agreement shall be governed by the laws of the State of Minnesota, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Minnesota, to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

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